Exhibit 10.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

DAVA PHARMACEUTICALS, INC.,

GENERICS INTERNATIONAL (US), INC.,

GENERICS MERGER SUB INC.,

ENDO PHARMACEUTICALS INC., SOLELY FOR PURPOSES OF SECTION 6.10 HEREOF

THE STOCKHOLDERS PARTY HERETO

And

DAVA SR, LLC, AS THE STOCKHOLDERS’ REPRESENTATIVE

Dated as of June 24, 2014

APPENDICES, EXHIBITS AND SCHEDULES

Appendix A	–	Definitions

EXHIBITS
Exhibit A	–	Certificate of Incorporation of Surviving Corporation
Exhibit B	–	Form of Irrevocable Stockholder Consent
Exhibit C	–	Form of Non-Compete Agreement for the Chairman
Exhibit D	–	Form of Non-Compete Agreement for the Chief Operating Officer

SCHEDULES
Schedule 2.7	–	Officers
Schedule 2.8(d)	–	Compensatory Payments
Schedule 3.3	–	Title to Company Stock; Stockholder Agreements and Warrants
Schedule 4.2	–	Subsidiaries
Schedule 4.5(a)	–	Company Regulatory Approvals
Schedule 4.5(b)	–	Third Party Consents
Schedule 4.7	–	Funded Indebtedness
Schedule 4.8(a)	–	Assets
Schedule 4.8(b)	–	Capitalization; Equity Interests
Schedule 4.8(c)	–	Agreements with Respect to Equity Interests
Schedule 4.10	–	Litigation and Claims
Schedule 4.11	–	Compliance with Laws; Regulatory Matters
Schedule 4.12(a)	–	Company Intellectual Property Rights
Schedule 4.12(b)	–	Material Intellectual Property Rights
Schedule 4.12(c)	–	Intellectual Property Contracts
Schedule 4.12(g)	–	Information Technology Systems
Schedule 4.13(a)	–	Benefit Plans and Employment Agreements
Schedule 4.13(e)	–	Post-Termination Benefits
Schedule 4.13(f)	–	Excess Parachute Payments
Schedule 4.13(g)	–	Acceleration/Severance
Schedule 4.15(a)	–	Material Contracts
Schedule 4.15(b)	–	No Violation
Schedule 4.16(a)	–	Leased Real Property
Schedule 4.16(c)	–	Condemnation Proceedings, etc
Schedule 4.17	–	Taxes
Schedule 4.18	–	Insurance
Schedule 4.20	–	Environmental Compliance
Schedule 4.21	–	Absence of Certain Changes or Events
Schedule 4.23	–	Permits and Licenses
Schedule 4.24	–	Related Party Transactions
Schedule 4.25(a)	–	Top Ten Customers
Schedule 4.25(b)	–	Top Ten Suppliers
Schedule 4.26(a)	–	Regulatory Authorizations
Schedule 6.4	–	Interim Operation Covenants of the Company
Schedule 7.1(b)	–	Severance
Schedule 9.1(d)	–	Escrow Agreement

Schedule 9.2(e)	–	Non-Compete Agreements
Schedule 9.2(f)	–	Letter Agreements
Schedule 9.2(g)	–	Payoff Letters
Schedule 10.8	–	Scheduled Indemnification
Schedule A	–	Working Capital; Accounting Principles
Schedule B	–	Funded Indebtedness
Schedule C	–	Closing Debt to Be Discharged
Schedule D	–	Company Tax Benefits
Schedule F	–	Contingent Liabilities
Schedule K	–	Knowledge of the Company
Schedule T	–	Transaction Related Expenses

AGREEMENT AND PLAN OF MERGER, dated as of June 24, 2014 (as it may be amended or supplemented from time to time in accordance with the terms hereof, this “Agreement”), by and among DAVA Pharmaceuticals, Inc., a company organized under the Laws of the State of Delaware (the “Company”), DAVA SR LLC, a limited liability company organized under the Laws of the State of Delaware, in its capacity as representative for the Stockholders and holders of Company Stock Options (the “Stockholders’ Representative”), each of the Stockholders (as defined below) party hereto, Generics International (US), Inc., a company organized under the Laws of the State of Delaware (“Buyer”), Generics Merger Sub Inc., a company organized under the Laws of the State of Delaware (“Merger Sub”) and solely for purposes of Section 6.10 hereof, Endo Pharmaceuticals Inc., a company organized under the Laws of the State of Delaware (“Endo Guarantor”).

W I T N E S S E T H:

WHEREAS, Buyer desires to acquire 100% of the issued and outstanding shares of capital stock and other equity interests of the Company (the “Company Stock”) in a merger transaction (the “Merger”) on the terms, and subject to the conditions, set forth in this Agreement; and

WHEREAS, the respective boards of directors of the Company, Buyer and Merger Sub have authorized, adopted and approved this Agreement and the Ancillary Agreements, and have determined that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby (including the Merger), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, are advisable and in the best interests of their respective corporations and their equity holders; and

WHEREAS, each of the holders of the Common Stock (collectively, the “Stockholders”) and the holders of the Company Stock Options have appointed the Stockholders’ Representative to act as representative of such Persons in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements; and

WHEREAS, the board of directors of the Company has resolved to recommend to its holders of Common Stock adoption of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Definitions Generally. Defined terms in this Agreement and in the Appendices and Schedules to this Agreement, which may be identified by the capitalization of the first letter of each principal word thereof, have the meanings assigned to them in Appendix A to this Agreement. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement and the Appendices and Schedules hereto.

Section 1.2 Interpretation Generally.

Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c) references herein to a specific Article, Section, Subsection or Schedule shall refer, respectively, to Articles, Sections, Subsections or Schedules of this Agreement;

(d) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation;”

(e) references herein to any gender includes each other gender;

(f) the word “or” shall be inclusive and not exclusive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like;

(g) each reference to “days” shall be to calendar days;

(h) each reference to any Contract shall be to such Contract as amended, supplemented, waived or otherwise modified from time to time;

(i) each reference to a Law, statute, regulation or other government rule is to it as amended from time to time and, as applicable, is to corresponding provisions of successor Laws, statutes, regulations or other government rules;

(j) accounting terms which are not otherwise defined in this Agreement, or any Appendix or Schedule hereto, shall have the meanings given to them under GAAP;

(k) any payments or release of funds from the Merger Consideration Escrow Account or General Escrow Account to Buyer or any Buyer Indemnified Party (or any of their respective designees) shall be deemed to be a payment made by the Stockholders’ Representative and/or one or more of the Stockholders;

(l) all references herein to the Company, Merger Sub or the Surviving Corporation shall mean, with respect to any time at or after the Effective Time, the Surviving Corporation;

(m) the phrase “made available to Buyer” or similar phrases shall mean that the subject documents were either posted to the “Project Open Eagle” data room at Intralinks or delivered to Buyer or its accountants or attorneys prior to 5:00 p.m. EDT on the date immediately preceding this Agreement; and

(n) each representation, warranty and covenant contained herein will have independent significance. If any party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant related to the same subject matter (regardless of the relative levels of specificity), which the party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

ARTICLE II

THE MERGER; CLOSING; EFFECT ON THE SECURITIES OF THE

COMPANY; POST-CLOSING ADJUSTMENTS

Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

Section 2.2 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036 at 10:00 a.m. New York City time, on the second Business Day following the date on which each of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) is satisfied or waived in writing by the appropriate party, or at such other place, time and date as shall be agreed between Buyer and the Stockholders’ Representative. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.3 Effective Time. On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and the Company shall make all other filings or recordings required under the DGCL in connection with the Merger (including, if applicable, the filing of the amended certificate of incorporation of the Surviving Corporation). The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Buyer and the Stockholders’ Representative shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

Section 2.4 Effects. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 2.5 Certificate of Incorporation and Bylaws. The certificate of incorporation of the Surviving Corporation shall be amended at the Effective Time to read in the form of Exhibit A hereto and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 2.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal, or until their respective successors are duly elected and qualified, as the case may be.

Section 2.7 Officers. The officers set forth on Schedule 2.7 shall be the officers of the Surviving Corporation until the earlier of their resignation or removal, or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.8 Merger Consideration.

(a) Working Capital Adjustment, Net Funded Indebtedness and Transaction Related Expenses. On or prior to the second Business Day prior to the Closing Date, the Company shall prepare and deliver to Buyer a statement setting forth the Company’s good faith estimate, in each case, as of 8:00 AM Eastern Time on the Closing Date of the Net Working Capital (the “Estimated Net Working Capital”), the Net Funded Indebtedness (the “Estimated Net Funded Indebtedness”), and the aggregate Transaction Related Expenses to the extent not paid by the Company or any of its Affiliates prior to the Closing (except for any such Transaction Related Expenses reimbursable or indemnifiable by Buyer pursuant to this Agreement (including Section 6.2 and Section 12.7)) (the “Estimated Transaction Related Expenses”), and the components thereof. If the Estimated Net Working Capital is greater than Thirty Five Million Dollars ($35,000,000), such excess amount shall be the “Estimated Net Working Capital Excess Amount.” If the Estimated Net Working Capital is less than Thirty Million Dollars ($30,000,000), the difference shall be the “Estimated Net Working Capital Deficiency Amount.” All such estimates prepared pursuant to this Section 2.8(a) shall be prepared in accordance with the Accounting Principles to the extent applicable.

(b) Base Enterprise Value; Adjustments to Base Enterprise Value. The amount payable by Buyer to the Stockholders’ Representative at the Closing for the benefit of the holders of shares of Common Stock outstanding immediately prior to the

Closing (other than shares of Common Stock to be cancelled pursuant to Section 2.9(b)) and the holder of Company Stock Options outstanding immediately prior to the Closing (such holders of shares of Common Stock and Company Stock Options, collectively, the “Fully Diluted Common Holders”) shall be an amount (the “Aggregate Common Equity Amount”) in Dollars equal to (i) Five Hundred and Seventy Five Million Dollars ($575,000,000) (the “Base Enterprise Value”), plus (ii) the Estimated Net Working Capital Excess Amount, if any, minus (iii) the Estimated Net Working Capital Deficiency Amount, if any, minus (iv) the Estimated Net Funded Indebtedness, minus (v) the Estimated Transaction Related Expenses, minus (vi) an amount equal to the General Escrow Amount, minus (viii) an amount equal to the Merger Consideration Escrow Amount, minus (ix) Twenty Million Dollars ($20,000,000) (the “Reserve Amount”) to be paid to the Stockholders’ Representative to satisfy, in its sole discretion, certain costs and expenses incurred on behalf of the Stockholders in the capacity as Stockholders’ Representative and amounts required to be paid by the Stockholders in respect of Stockholder Indemnifiable Losses and the Stockholder Tax Indemnity. The Stockholders’ Representative shall have the right, in its sole and absolute discretion, to distribute all or any portion of the Reserve Amount amongst the Stockholders at any time.

(c) Payments at Closing. Subject to Section 2.8(d), at the Closing, Buyer shall, in satisfaction of its obligations under Section 2.8(b), (i) pay, by wire transfer in immediately available funds to an account or accounts specified in writing by the Stockholders’ Representative (for the benefit of the Stockholders and the holders of Company Stock Options) to Buyer not less than two (2) Business Days prior to the Closing a cash amount for distribution to the Stockholders and holders of Company Stock Options equal to the Aggregate Common Equity Amount; (ii) pay, by wire transfer in immediately available funds, to the Escrow Agent, a cash amount equal to the General Escrow Amount and the Merger Consideration Escrow Amount; (iii) pay, by wire transfer in immediately available funds, to the Persons and in the respective amounts specified in writing by the Stockholders’ Representative to Buyer prior to the Closing the Estimated Transaction Related Expenses; (iv) pay, by wire transfer in immediately available funds, to one or more accounts specified by the Stockholders’ Representative an amount equal to the Closing Debt to be Discharged; and (v) pay, by wire transfer in immediately available funds, to an account or accounts specified in writing by the Stockholders’ Representative to Buyer prior to the Closing a cash amount equal to the Reserve Amount.

(d) Compensatory Payments. Schedule 2.8(d) hereto (the “Compensatory Payment Schedule”) shall set forth (i) the sole category of payment, which shall be payments in respect of Company Stock Options, otherwise payable by the Buyer pursuant to Section 2.8(b) that is a Compensatory Payment and (ii) the Person to whom each such Compensatory Payment is to be made. Any such Compensatory Payment shall not be paid in accordance with Section 2.8(c) but shall instead be transferred by the Buyer to the Company (or a Subsidiary of the Company) and then promptly paid by the Company (or such Subsidiary) through its payroll system and in accordance with the Company’s (or such Subsidiary’s) standard withholding and payroll practices and procedures to the Person identified by the Stockholders’ Representative on the Compensatory Payment Schedule as the Person to whom such Compensatory Payment is to be made.

(e) Distributions of Closing Payments.

(i) Subject to Section 2.8(e)(ii), the Stockholders’ Representative shall distribute in cash the Aggregate Common Equity Amount (other than any portion of such amount identified by the Stockholders’ Representative as a Compensatory Payment in accordance with Section 2.8(d)) to the Fully Diluted Common Holders pursuant to Section 2.9(c), and Section 2.9(d), and in accordance with the Company’s Certificate of Incorporation (the “Certificate of Incorporation”), in each case, to each holder of certificates representing Company Stock (other than Treasury Stock), or Company Stock Options, as applicable, who has surrendered to the Stockholders’ Representative his or its certificates representing the number of shares of each class of Company Stock held by such holder, together with, in the case of any Stockholder that is not a party hereto, a duly executed and completed letter of transmittal or similar documentation, in form and substance reasonably acceptable to the Stockholders’ Representative. Surrendered certificates shall forthwith be cancelled. Until so surrendered and exchanged, each such certificate shall represent solely the right to receive the portion of the Merger Consideration into which the shares it theretofore represented shall have been converted pursuant to Section 2.9 and the rights to receive any payments distributable to the applicable Fully Diluted Common Holders after the Closing Date, if any, pursuant to this Agreement (including Section 2.11, Section 2.12, Section 2.13, Section 8.6, and Article X) or the Escrow Agreement and, other than the foregoing, each such Stockholder and holder of Company Stock Options shall cease to have any rights with respect to any Company Stock held by such Stockholder.

(ii) Notwithstanding the foregoing, if any such certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact by the Person claiming such certificate to be lost, stolen or destroyed, together with an indemnity against any claim that may be made against Buyer or the Surviving Corporation arising from the replacement of such certificate, the Stockholders’ Representative shall deliver, in exchange for such lost, stolen or destroyed certificate, the portion of the Merger Consideration to be paid in respect of the shares of Company Stock represented by such certificate, as contemplated by Section 2.9 and the rights to receive any payments distributable to such Stockholders after the Closing Date, if any, pursuant to this Agreement (including Section 2.11, Section 2.12, Section 2.13, Section 8.6, and Article X) or the Escrow Agreement.

Section 2.9 Effect on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Buyer, Merger Sub, the Surviving Corporation, the Stockholders, the Stockholders’ Representative or the holders of any shares of capital stock of Buyer or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock. Notwithstanding Section 2.9(c), all shares of Company Stock that are owned by the Company or any of its Subsidiaries (“Treasury Stock”) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist without any conversion thereof or payment therefor.

(c) Common Stock. Subject to the terms of Section 2.8(e), each issued and outstanding share of Common Stock immediately prior to the Effective Time (other than any shares of Common Stock to be canceled in accordance with Section 2.9(b) and other than Appraisal Shares) shall be converted into and represent the right to receive an amount of cash (rounded to the nearest cent), without interest, equal to the Common Stock Conversion Amount.

(d) Company Stock Options. Subject to the terms of Section 2.8(e), each issued and outstanding Company Stock Option whether or not exercisable by the holder thereof prior to the Effective Time shall be canceled and converted into and represent the right to receive an amount of cash (rounded to the nearest cent), without interest and subject to applicable withholding tax, equal to the difference between (i) the product of (x) the Common Stock Conversion Amount and (y) the number of shares of Common Stock for which such Company Stock Option was exercisable immediately prior to its cancellation pursuant to this Section 2.9 and (ii) the aggregate exercise price payable upon exercise of such Company Stock Option in full.

(e) No Further Rights. At the Effective Time, all Company Stock and Company Stock Options shall cease to be outstanding and shall automatically be canceled and retired, and each holder of any shares of Common Stock, or Company Stock Options shall cease to have any rights with respect thereto, except the right to receive the respective consideration provided for in this Section 2.9 and the right to receive any payments distributable to such holders after the Closing Date, if any, pursuant to this Agreement (including Section 2.11, Section 2.12, Section 2.13, Section 8.6, and Article X) or the Escrow Agreement, which in no event shall ever exceed the Aggregate Common Equity Amount. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of any Company Stock shall be made thereafter. If, after the Effective Time, certificates or any other evidence of any Company Stock are presented to the Stockholders’ Representative, they shall be canceled and exchanged for the respective consideration provided for in this Section 2.9 by the Stockholders’ Representative and the rights to receive any payments distributable to such Stockholders after the Closing Date, if any, pursuant to this Agreement (including Section 2.11, Section 2.12, Section 2.13, Section 8.65, and Article X) or the Escrow Agreement. Notwithstanding anything to the contrary in this Article II, none of Buyer, Merger Sub, the Surviving Corporation, the Company or any of its Subsidiaries, the Stockholders’ Representative, any Stockholder or any holder of Company Stock Options shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.10 Appraisal Rights. Each Stockholder party to this Agreement hereby irrevocably waives all rights to appraisal under Section 262. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock (“Appraisal Shares”) that are outstanding immediately prior to the Effective Time and that are held by any Person not a party to this Agreement, who is entitled to demand, and who properly demands, appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive any portion of the Merger Consideration as provided in Section 2.9(c) and the rights to receive any payments distributable to Fully Diluted Common Holders after the Closing Date, if any, pursuant to this Agreement or the Escrow Agreement, but rather the holders of Appraisal Shares shall be entitled to payment of the fair market value of such Appraisal Shares in accordance with Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the portion of the Merger Consideration as provided in Section 2.9(c) and the rights to receive any payments distributable to Fully Diluted Common Holders after the Closing Date, if any, pursuant to this Agreement or the Escrow Agreement.

Section 2.11 Post-Closing Merger Consideration Adjustment.

(a) As promptly as practicable, but in any case no later than sixty (60) calendar days after the Closing Date, Buyer shall cause to be prepared and delivered to the Stockholders’ Representative a statement (the “Closing Statement”) setting forth the Net Working Capital, the Net Funded Indebtedness, the Transaction Related Expenses (to the extent not paid by the Company or any of its Affiliates prior to the Closing) (except for any such Transaction Related Expenses reimbursable or indemnifiable by Buyer pursuant to this Agreement (including Section 6.2 and Section 12.7)) and the components thereof. The Closing Statement shall include the amount calculated in good faith by Buyer, if any, of the Merger Consideration Escrow Amount that need not be retained by the Escrow Agent pending resolution of payments to be made pursuant to Section 2.11(d) (the “Merger Consideration Escrow Release Amount”). The Merger Consideration Escrow Release Amount, to the extent there is such an amount, shall be released two (2) Business Days following Buyer’s delivery of the Closing Statement. The Closing Statement and the Net Working Capital, the Net Funded Indebtedness and the Transaction Related Expenses (to the extent not paid by the Company or any of its Affiliates prior to the Closing) (except for any such Transaction Related Expenses reimbursable or indemnifiable by Buyer pursuant to this Agreement (including Section 6.2 and Section 12.7)) calculations shall be prepared and calculated in good faith, and in the manner and on a basis consistent with the Accounting Principles (to the extent applicable) and shall be in the same form and include the same line items as the Estimated Net Working Capital calculation, the Estimated Net Funded Indebtedness calculation and the Estimated Transaction Related Expenses calculation. If the Closing Statement is not so timely delivered, the Estimated Net Working Capital, the Estimated Net Funded Indebtedness and the Estimated Transaction Related Expenses will be deemed Final Net Working Capital, Final Net Funded Indebtedness and Final Transaction Related Expenses, respectively.

(b) After receipt of the Closing Statement, the Stockholders’ Representative will have forty five (45) calendar days to review the Closing Statement. Unless the Stockholders’ Representative delivers written notice (which notice shall include the items and amounts in dispute and supporting documentation related thereto; such notice, a “Seller Dispute Notice”) to Buyer setting forth the items disputed by the Stockholders’ Representative with respect thereto on or prior to the forty-fifth (45th) calendar day after the Stockholders’ Representative’s receipt of the Closing Statement, the Stockholders’ Representative will be deemed to have accepted and agreed to the Closing Statement and such statement (and the calculations contained therein) will be final, binding and conclusive, absent manifest error or fraud. If the Stockholders’ Representative notifies Buyer of its objections to items contained in the Closing Statement (or calculations contained therein) within such forty five (45) calendar day period, Buyer and the Stockholders’ Representative shall, during the thirty (30) calendar days following delivery of such notice by the Stockholders’ Representative to Buyer (or such longer period as they may mutually agree in writing) (the “Resolution Period”), attempt in good faith to resolve their differences with respect to the disputed items (or calculations) such notice (the “Disputed Items”), and all other items (and all calculations relating thereto) will be final, binding and conclusive, absent manifest error or fraud. Any resolution by Buyer and the Stockholders’ Representative during the Resolution Period as to any Disputed Item shall be set forth in writing and will be final, binding and conclusive, absent manifest error or fraud.

(c) If Buyer and the Stockholders’ Representative do not resolve all Disputed Items by the end of the Resolution Period, then all Disputed Items remaining in dispute will be submitted to the Neutral Arbitrator. The Neutral Arbitrator shall act as an arbitrator to determine only those Disputed Items remaining in dispute, consistent with this Section 2.11, and shall request a statement from Buyer and the Stockholders’ Representative regarding such Disputed Items. The scope of the disputes to be arbitrated by the Neutral Arbitrator is limited to those items or calculations specifically in dispute between Buyer and the Stockholders’ Representative; and the Neutral Arbitrator is not to make any other determination. In resolving each Disputed Item, the Neutral Arbitrator shall be bound by the principles set forth in this Section 2.11 and may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by any party or less than the lowest value for such Disputed Item claimed by any party. The parties further agree that the adjustment contemplated by this Section 2.11 is intended to show the change between the Estimated Net Working Capital and the Final Net Working Capital, the change between the Estimated Net Funded Indebtedness and the Final Net

Funded Indebtedness and the change between Estimated Transaction Related Expenses and Final Transaction Related Expenses, and that such changes can only be measured if each calculation is done in a manner consistent with the Accounting Principles and the definitions thereof. All fees and expenses relating to the work, if any, to be performed by the Neutral Arbitrator will be allocated between Buyer and the Stockholders’ Representative (which, in the case of the Stockholders’ Representative, shall be payable by the Stockholders’ Representative solely out of the Reserve Amount) in the same proportion that the aggregate amount of the Disputed Items so submitted to the Neutral Arbitrator that is unsuccessfully disputed by each such party (as finally determined by the Neutral Arbitrator) bears to the total amount of such Disputed Items so submitted. The Neutral Arbitrator will deliver to Buyer and the Stockholders’ Representative a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Arbitrator by the Stockholders’ Representative and Buyer) of the Disputed Items submitted to the Neutral Arbitrator within thirty (30) calendar days of receipt of such Disputed Items, which determination will be final, binding and conclusive, absent manifest error or fraud. The final, binding and conclusive Closing Statement based either upon agreement by the parties, or deemed agreement by Buyer and the Stockholders’ Representative in accordance with this Section 2.11, or the written determination delivered by the Neutral Arbitrator in accordance with this Section 2.11(c) will be the “Conclusive Closing Statement.” If any party fails to submit a statement regarding any Disputed Item submitted to the Neutral Arbitrator within the time determined by the Neutral Arbitrator or otherwise fails to give the Neutral Arbitrator access as reasonably requested, then the Neutral Arbitrator shall render a decision based solely on the evidence timely submitted and the access afforded to the Neutral Arbitrator by the other party. Except in instances involving fraud or except as may arise out of the representations and warranties under Article III and Article IV and in such instances only to the extent set forth in this Agreement, neither any Stockholder, holder of Company Stock Options or the Stockholder Representative shall have any liability with respect to Funded Indebtedness, Closing Date Funded Indebtedness, Transactions Related Expenses, or current assets or current liabilities (including as to accounts receivable and the collectability thereof) or any other component of Net Working Capital except as determined in this Section 2.11.

(d) Within two (2) Business Days after the Final Amounts have been determined in accordance with this Section 2.11:

(i) if the Aggregate Common Equity Amount is greater than the Final Payment Amount, then the Stockholders’ Representative and Buyer shall instruct the Escrow Agent to pay to the Surviving Corporation, using first the funds in the Merger Consideration Escrow Account and, to the extent the funds in the Merger Consideration Escrow Account are not sufficient to satisfy such payment in full, then out of the funds in the General Escrow Account, an amount in cash equal to the amount by which the Aggregate Common Equity Amount is greater than the Final Payment Amount (as defined below); and

(ii) if the Aggregate Common Equity Amount is less than the Final Payment Amount (as defined below), Buyer shall pay, or cause the Surviving Corporation to pay, to the Stockholders’ Representative (for further pro rata distribution to the Fully Diluted Common Holders) an amount in cash equal to the amount by which the Aggregate Common Equity Amount is less than the Final Payment Amount by wire transfer of immediately available funds (the amount payable to Buyer pursuant to Section 2.11(d)(i) and the amount payable to the Stockholders’ Representative pursuant to this Section 2.11(d)(ii) are referred to herein as the “Merger Consideration Adjustment Amount”); provided that any portion of any amount payable under this Section 2.11(d)(ii) that is a Compensatory Payment shall not be paid to the Stockholders’ Representative but shall instead be paid by the Surviving Corporation (or a Subsidiary of the Surviving Corporation) through its payroll system and in accordance with the Surviving Corporation’s (or such Subsidiary’s) standard withholding and payroll practices and procedures to the Person identified in writing by the Stockholders’ Representative as the Person to whom such Compensatory Payment is to be made.

Any payment by Buyer, the Surviving Corporation or the Stockholders’ Representative (pursuant to the distribution of funds from the Merger Consideration Escrow Account or the General Escrow Account), as the case may be, pursuant to this Section 2.11 will be treated as an adjustment to the Merger Consideration for tax purposes. For purposes of this Section 2.11:

(A) the “Final Payment Amount” shall be an amount in Dollars equal to (i) the Base Enterprise Value, plus (ii) the Final Net Working Capital Excess Amount, if any, minus (iii) the Final Net Working Capital Deficiency Amount, if any, minus (iv) the Final Net Funded Indebtedness, minus (v) the Final Transaction Related Expenses, minus (vi) the General Escrow Amount, minus (vii) the Merger Consideration Escrow Amount minus (viii) the Reserve Amount;

(B) the “Final Net Working Capital Excess Amount” shall be the amount by which Net Working Capital as finally determined pursuant to this Section 2.11 is greater than Thirty Five Million Dollars ($35,000,000);

(C) the “Final Net Working Capital Deficiency Amount” shall be the amount by which Net Working Capital as finally determined pursuant to this Section 2.11 is less than Thirty Million Dollars ($30,000,000);

(D) the “Final Net Funded Indebtedness” shall be the Net Funded Indebtedness as finally determined pursuant to this Section 2.11; and

(E) the “Final Transaction Related Expenses” shall be the Transaction Related Expenses (to the extent not paid by the Company or any of its Affiliates prior to the Closing) (except for any such Transaction Related Expenses expressly payable by Buyer pursuant to this Agreement (including Section 6.2)) as finally determined pursuant to this Section 2.11.

(e) Buyer acknowledges that the sole and exclusive remedy of itself, Merger Sub and the Surviving Corporation to receive payments owed to it under this Section 2.11 shall in no event exceed the aggregate amount of the Merger Consideration Escrow Amount and shall be recoverable solely from the funds in the Merger Consideration Escrow Account and that the Merger Consideration Escrow Amount and funds in the Merger Consideration Escrow Account shall not be available to satisfy any other claim or obligation hereunder; provided that if the funds in the Merger Consideration Escrow Account are not sufficient to satisfy all of the payments to Buyer and Surviving Corporation pursuant to this Section 2.11, the funds in the General Escrow Account can be used to satisfy such shortfall. Absent manifest error or fraud, in the event that the funds in the Merger Consideration Escrow Account and General Escrow Account are insufficient to pay to the Surviving Corporation, Merger Sub or Buyer any amounts owed to it pursuant to this Section 2.11, neither Buyer, Merger Sub nor the Surviving Corporation shall be entitled to collect any remaining amounts, in respect of the amounts owed to it pursuant to this Section 2.11 not satisfied from the funds in the General Escrow Account or the Merger Consideration Escrow Account, and neither the Stockholders’ Representative, any of the other Stockholders or holders of Company Stock Options nor any other Person shall have any liability for any such deficiency.

(f) After the Closing and until the Net Working Capital, the Net Funded Indebtedness and the Transaction Related Expenses has been determined to be final in accordance with this Section 2.11, Buyer shall, and shall cause the Surviving Corporation and each of its Subsidiaries to, provide to the Stockholders’ Representative and its Representatives full access to the Books and Records and to any other information (to the extent permitted by applicable Law), including work papers of their respective accountants (to the extent permitted by such accountants), and to any employees and premises during regular business hours and on reasonable advance notice, to the extent reasonably necessary for the Stockholders’ Representative to dispute or object to all or any part of the Closing Statement, and to prepare materials for presentation to the Neutral Arbitrator in connection with this Section 2.11.

(g) The Stockholders’ Representative shall cause any amounts that are received by the Stockholders’ Representative pursuant to this Section 2.11 and that are to be paid to Fully Diluted Common Holders following the Closing Date to be paid to all Fully Diluted Common Holders on a pro rata basis, with each Fully Diluted Common Holder deemed to hold such portion of the Fully Diluted Share Number represented by the sum of (x) the number of shares of Common Stock held by it as of immediately prior to Closing and (y) the number of shares of Common Stock issuable upon exercise of each Company Stock Option held by it as of immediately prior to Closing (assuming the payment of the exercise price in cash).

Section 2.12 Escrow Amounts. At the Closing, Buyer shall deposit (i) Fifty Five Million Dollars ($55,000,000.00) (the “General Escrow Amount”) into an escrow account (the “General Escrow Account”) and (ii) Five Million Dollars ($5,000,000) (the “Merger Consideration Escrow Amount”) into an escrow account (the “Merger Consideration Escrow Account”), in each case, to be established with a mutually agreeable escrow agent (it being understood and agreed that JPMorgan Chase Bank, N.A. shall be deemed to be mutually agreeable) (the “Escrow Agent”) to be held by the Escrow Agent, pursuant to the terms of an escrow agreement in a form to be mutually agreed upon by the parties , with such customary changes thereto as requested by the Escrow Agent (the “Escrow Agreement”). The balance of the General Escrow Amount shall be held by the Escrow Agent to serve as the sole source of payment (other than with respect to Losses resulting from Stockholder Indemnifiable Losses and Losses for which the Buyer Indemnified Parties are indemnified pursuant to the Stockholder Tax Indemnity) for any amount due to any Buyer Indemnified Party for any claim for Losses (other than Stockholder Indemnifiable Losses and Losses for which the Buyer Indemnified Parties are indemnified pursuant to the Stockholder Tax Indemnity) for which any Buyer Indemnified Party is entitled to recovery pursuant to Article X. On each of the dates that fall on the next business day immediately following the date that is six (6), twelve (12), and eighteen (18) months after the Closing Date, the Escrow Agent shall automatically distribute to the Stockholders’ Representative (for further pro rata distribution to the Fully Diluted Common Holders) in accordance with and subject to the terms of this Agreement and the Escrow Agreement, an amount equal to twenty five (25) percent of the then remaining General Escrow Amount. For purposes of calculating the amount of such payment, the then remaining General Escrow Amount shall be reduced by the amount of claims for indemnification as provided in Section 10.11(b). On the General Survival Date, the Escrow Agent shall automatically distribute to the Stockholders’ Representative in accordance with and subject to the terms of this Agreement and the Escrow Agreement all amounts then remaining in the General Escrow Account that are not otherwise reserved for claims for indemnification as provided in Section 10.11(b).

The Merger Consideration Escrow Amount shall be held by the Escrow Agent until the ninetieth (90th) day following the Closing Date to serve, together with the General Escrow Amount, as the sole source of payment for any amount due to Buyer, Merger Sub or the Surviving Corporation for any adjustment to the Merger Consideration pursuant to Section 2.11, at which time the Escrow Agent shall automatically distribute to the Stockholders’ Representative in accordance with the terms of this Agreement and the Escrow Agreement all amounts then remaining in the Merger Consideration Escrow Account, if any; provided, however, that, if on such date any Disputed Items exist and so long as Buyer is complying with its obligations in Section 2.11 and working in good faith to promptly resolve all such Disputed Items, an amount of such funds equal to the amount of such Disputed Items shall not be released from the Merger Consideration Escrow Account until the final determination or agreement of the Conclusive Closing Statement. The fees and disbursements of the Escrow Agent incurred pursuant to the transactions contemplated by this Agreement and the Escrow Agreement shall be borne equally by Buyer and the Stockholders’ Representative (which, in the case of the Stockholders’ Representative, shall be payable by the Stockholders’ Representative solely out of the

Reserve Amount). Notwithstanding anything in this Agreement to the contrary, any distribution (or portion thereof) made from the General Escrow Account or the Merger Consideration Escrow Account that is a Compensatory Payment shall not be distributed to the Stockholders’ Representative but shall instead be transferred to the Company (or a Subsidiary of the Company) and then promptly paid by the Company (or such Subsidiary) through its payroll system and in accordance with the Company’s (or such Subsidiary’s) standard withholding and payroll practices and procedures to the Person identified in writing by the Stockholders’ Representative as the Person to whom such Compensatory Payment is to be made.

Section 2.13 Milestone Payments.

(a) Methotrexate Milestone Payment. If the cumulative net sales, determined in accordance with GAAP, by the Surviving Corporation of Methotrexate 2.5 mg tablets (“Methotrexate”) during the period commencing on the first Business Day (the “Milestone Commencement Day” following the Closing Date and ending on the third anniversary of the Milestone Commencement Day (such third anniversary, the “Methotrexate Milestone Measurement Date”), shall equal or exceed Two Hundred and Fifty Five Million Dollars ($255,000,000), then Buyer shall within five (5) Business Days following the Methotrexate Milestone Measurement Date, pay, or cause the Surviving Corporation to pay, to the Stockholders’ Representative (for further pro rata distribution to the Fully Diluted Common Holders) an amount in cash equal to Twenty Five Million Dollars ($25,000,000) (the “Methotrexate Milestone Payment”) by wire transfer of immediately available funds.

(b) The right to receive the Methotrexate Milestone Payment under this Agreement shall not be evidenced by a certificate or other instrument and shall not be assignable or otherwise transferable by the holders of any such right except (i) to the spouse or descendants of the Person surrendering shares of Company Common Stock pursuant to this Agreement, (ii) to a trust for the benefit of the Persons surrendering shares of Company Common Stock or any Person named in the preceding clause (i), or (iii) by will or operation of Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS PARTY HERETO

The Stockholders party hereto, severally but not jointly, represent and warrant to Buyer and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

Section 3.1 Binding Obligations.

(a) Such Stockholder has all requisite right, capacity, power and authority to execute and deliver this Agreement, the Ancillary Agreements and any other agreement or document entered into in connection herewith to which such Stockholder is, or is specified to be, party, and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Ancillary Agreements will be (when executed and delivered pursuant hereto), duly executed and delivered by such Stockholder and this Agreement constitutes, and each of the Ancillary Agreement and any other agreement or document entered into in connection herewith to which such Stockholder is, or is specified to be, party (when executed and delivered pursuant hereto) will constitute, the valid and legally binding obligations of such Stockholder, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) Such Stockholder, if (i) a natural person, (ii) that is married and (iii) whose Common Stock constitutes community property or otherwise requires spousal or other approval for any provisions of this Agreement, the Ancillary Agreements or any other agreement or document entered into in connection herewith to be legal, valid and binding, this Agreement has been, and each of the Ancillary Agreements and any such other agreement or document, as applicable, will be (when executed and delivered pursuant hereto) duly authorized, executed and delivered by, and constitutes the legal, valid and binding agreement of such Seller’s spouse or such other Person, enforceable against such spouse or other Person in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.2 No Defaults or Conflicts.

(a) The execution and delivery by such Stockholder of this Agreement and the Ancillary Agreements to which such Stockholder is, or is specified to be, party, and the consummation of the transactions contemplated herein and therein in accordance with the terms hereof and thereof do not and will not (i) violate any Order or Law applicable to such Stockholder, or such Stockholder’s properties or assets in any material respect, or (ii) materially violate, or conflict with, or result in a material breach of any provision of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material breach or default) under (x) any of the terms, conditions or provisions of any material Contract to which such Stockholder is a party or by which such Stockholder’s assets or properties are bound (including the Company Stock) and (y) any provisions of its articles of incorporation or bylaws, trust agreement or other governing documents (to the extent the Stockholder is not an individual).

(b) Except as has been obtained, no material consent is required to be made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to be entered into by such Stockholder in connection herewith.

Section 3.3 Title to Company Stock; Shareholder Agreements. Such Stockholder is the sole record owner of the Common Stock, Preferred Stock, and Company Stock Options set forth next to such Stockholder’s name in Schedule 3.3 attached hereto, has good and valid title in such Common Stock, Preferred Stock, and Company Stock Options, free and clear of all adverse claims and other Encumbrances (other than those arising under the applicable securities Laws), and its interests in the Company represented by such Common Stock, Preferred Stock, and Company Stock Options shall be transferred to Buyer in the Merger free and clear of all adverse claims and other Liens. As of the date hereof, no stock certificates evidencing the Company Stock held by any Stockholder had been issued directly or indirectly in respect of any stock certificates issued in replacement of any lost or destroyed stock certificates. Except for this Agreement, the Company Charter and the Stockholders Agreement, (x) the Company Stock held by the Stockholder is not subject to any voting trust or stockholder agreement or other similar Contract, including any such Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Company Stock and (y) there are no Contracts between the Stockholder and any other Person, relating to the acquisition (including, rights of first refusal, pre-emptive rights and anti-dilution rights), disposition, registration under the Law, or other similar rights with respect to the capital stock or other ownership interests of the Company (or any of its predecessors).

Section 3.4 Broker’s Fees. No broker, finder or similar agent has been employed by or acted on behalf of, directly or indirectly, such Stockholder or any of its Affiliates or agents, in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby. Neither has such Stockholder nor any of its Affiliates, entered into any arrangement or other Contract with any Person, or taken any other actions, which could obligate such Stockholder, the Company, Buyer or any of their respective Affiliates to pay any brokerage commission, finder’s fee or any similar compensation in connection with this Agreement, the other Ancillary Agreements or the transactions contemplated hereby and thereby.

Section 3.5 Absence of Litigation. As of the date of this Agreement, there is no Litigation pending or threatened in writing, or to the Stockholder’s Knowledge, in each case that, if adversely determined, would materially impair or delay such Stockholder’s ability to perform its obligations hereunder or pursuant to the Ancillary Agreements or the transactions contemplated hereby or thereby.

Section 3.6 Consent to Transactions. Each Stockholder party hereto has delivered a Stockholder Consent in favor of adoption and approval of this Agreement and the transactions contemplated herein, in each such Stockholders’ capacity as a holder of such Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules attached hereto, the Company hereby represents and warrants to Buyer and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Organization and Qualification.

(a) The Company and each of its Subsidiaries is either duly organized or incorporated (as applicable), and is validly existing, under the Laws of its jurisdiction of organization, has all requisite corporate (or similar entity) power and authority to own or lease and operate its properties and assets and to carry on its business as presently conducted, and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification or license, except for such failure to be so qualified, licensed or in good standing, or to have such power or authority, that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) The Company has heretofore made available to Buyer complete and correct copies of all of the certificates of incorporation, articles, by-laws or other organizational documents (the “Organizational Documents”) of the Company and its Subsidiaries, each as amended to the date hereof, and such Organizational Documents are in full force and effect.

(c) The Company has heretofore made available to Buyer and Merger Sub a complete and correct copy of the Stockholders Agreement.

Section 4.2 Subsidiaries. All Subsidiaries of the Company are listed on Schedule 4.2. The outstanding capital stock of, or other ownership interests in, each Subsidiary of the Company is owned beneficially and of record by the Company, is duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights or other Encumbrances (other than those restrictions contained in the limited liability company agreement of the Subsidiary). Except as set forth in Schedule 4.2, there are no outstanding or authorized (i) equity securities of any of the Company’s Subsidiaries, (ii) securities of any of the Company’s Subsidiaries convertible into or exchangeable for equity securities of any of the Company’s Subsidiaries or (iii) options or other rights to acquire from the Company’s Subsidiaries or obligations of the Company’s Subsidiaries to issue, any equity securities or securities convertible into or exchangeable for equity securities of any of the Company’s Subsidiaries.

Section 4.3 Corporate Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it is a party have been duly and validly authorized by such Company, and no additional corporate (or similar entity) authorization or consent by the Company is required in connection therewith. The Stockholders owning a number of shares sufficient to adopt this Agreement have acted to adopt this Agreement and approve the transactions contemplated hereby including the Merger.

Section 4.4 Binding Effect. This Agreement and each of the Ancillary Agreements to which the Company is a party, when executed and delivered by the parties thereto, constitutes a valid and legally binding obligation of the Company, enforceable against the Company, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 4.5 Regulatory Approvals and Non-Governmental Consents.

(a) Except as set forth in Schedule 4.5(a) (the “Company Regulatory Approvals”), no Governmental Authorization or filing is required to be obtained by the Company from, or to be given by the Company to, or made by the Company with, any Governmental Entity or securities exchange, as a result of the execution, delivery or performance by the Company of (i) its obligations under this Agreement or (ii) its material obligations under the Ancillary Agreements, except for such Governmental Authorization or filings that if failed to be obtained, given or made would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or a material adverse effect on the Company’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

(b) Except as set forth in Schedule 4.5(b) (the “Company Non-Governmental Consents”), no material consent, approval, waiver or authorization is required to be obtained by the Company from, or to be given by the Company to, or made by the Company with, any Person other than a Governmental Entity or securities exchange, as a result of the execution, delivery or performance by the Company of this Agreement and the Ancillary Agreements.

Section 4.6 Non-Contravention. The execution, delivery and performance by the Company of this Agreement, and the execution, delivery and performance by the Company of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate in any respect any provision of the Organizational Documents of the Company or any of its Subsidiaries; (b) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, materially conflict with, or result in the material breach of, or constitute a material default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any material right or obligation of the Company or any of its Subsidiaries under, or result in a loss of any material benefit to which the Company or any of its Subsidiaries is entitled under, any Contract to which the Company or any of its Subsidiaries is a party, or result in the creation of any material Lien upon any assets of the Company or any of its Subsidiaries; or (c) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, materially violate or result in a material breach of or constitute a material default under any Law or Governmental Authorization to which the Company or any of its Subsidiaries is subject.

Section 4.7 Funded Indebtedness. Schedule 4.7 sets forth a complete and accurate list of all Funded Indebtedness of the Company or any of its Subsidiaries.

Section 4.8 Assets; Capitalization; Equity Interests.

(a) Assets. Except as set forth in Schedule 4.8(a), or with respect to Intellectual Property, the Company and its Subsidiaries have good and marketable title to or a valid leasehold interest in their respective material assets owned by them, free and clear of all Liens, other than Permitted Liens. The Company and its Subsidiaries have valid leasehold interests in or right to use by license or otherwise all material tangible assets and properties leased, licensed or otherwise used, but not owned, by the Company or any of its Subsidiaries, in each case free and clear of all Liens (other than Permitted Liens). The Company and its Subsidiaries have such rights by title, lease, license or otherwise in and to the material tangible assets and properties owned or used in the business of the Company and its Subsidiaries as are reasonably necessary to conduct their respective businesses in all material respects as conducted on the date hereof.

(b) Capitalization; Ownership of Equity Interests. The authorized capital stock, membership interests or other equity securities of the Company and its Subsidiaries and the current ownership of such capital stock, membership interests or other equity interests as of the date hereof is set forth in Schedule 4.8(b). Schedule 4.8(b) also sets forth, as of the date hereof, with respect to each Company Stock Option, the holder thereof, the number of shares of Common Stock subject thereto, the exercise price thereof and the date of grant. The authorized capital stock, membership interests or other equity interests set forth in Schedule 4.8(b) constitute the only issued and outstanding shares of capital stock, membership interests or other equity interests of the Company and its Subsidiaries on the date hereof, and such shares or equity interests have been all duly authorized and, to the extent the following concepts are applicable thereto, are validly issued and fully paid, and are nonassessable.

(c) Agreements with Respect to Equity Interests. Except for the Stockholders Agreement or as set forth in Schedule 4.8(b) or Schedule 4.8(c), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which the Company or any of its Subsidiaries are or may become obligated to issue or sell, or give any Person a right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock, membership interests or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except for the Stockholders Agreement or as set forth in Schedule 4.8(c), the outstanding stock, membership interests and other equity interests of the Company and its Subsidiaries are not subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such stock or other equity interests. Except as set forth in Schedule 4.8(c), there are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the stock or other equity interests of the Company or any of its Subsidiaries.

Section 4.9 Financial Statements.

(a) The Company has made available to Buyer a correct and complete copy of (i) each of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2013, December 31, 2012, December 31, 2011 and the related consolidated statements of operations and cash flows, in each case, including notes thereto, for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 (collectively, the “Audited Financial Statements”); and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2014 and the related consolidated statements of operations and cash flows, in each case, for the three (3) months ended March 31, 2014 (collectively, the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b) The Company maintains accurate books and records reflecting its assets and liabilities and maintains, and has maintained for all periods reflected in the Financial Statements, proper and adequate internal accounting controls that provide assurance that (i) transactions are recorded as necessary to permit accurate preparation of its financial statements and to maintain accurate accountability for its assets; (ii) the reporting of its assets is compared with existing assets at regular intervals; and (iii) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Neither the Company nor, to the Knowledge of the Company, any auditor, accountant or representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

(c) Each of the balance sheets contained in the Financial Statements fairly presents in all material respects the consolidated, if applicable, financial position of the Company and its Subsidiaries as of the date thereof, and each of the statements of operations and cash flows or equivalent statements contained in the Financial Statements (including any related notes and schedules thereto) fairly presents in all material respects the consolidated results of operations and cash flows of the Company and its Subsidiaries specified in such statement, for the periods specified in such statement, in each case in accordance with GAAP (subject, in the case of Unaudited Financial Statements, to changes resulting from normal year-end adjustments (including deferred Tax entries) and to the absence of footnote disclosures).

Section 4.10 Litigation and Claims.

(a) Except as set forth in Schedule 4.10, there are no civil, criminal or administrative actions, proceedings, suits, demands, claims, disputes, hearings, proceedings or investigations (“Litigations” or “Litigation”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, would have a Material Adverse Effect or a material adverse effect on the Company’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

(b) Except as set forth in Schedule 4.10, the Company is not subject to any material Order of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators.

(c) Except as set forth in Schedule 4.10 since January 1, 2010, there are, and have been, no Litigations or claims against the Company alleging any material defects or alleging any failure to meet specifications of any Business Product.

Section 4.11 Compliance with Law; Regulatory Matters. Except as set forth in Schedule 4.11:

(a) each of the Company and its Subsidiaries is currently in, and since January 1, 2011, has been in, material compliance with applicable Law; and

(b) the Company has heretofore made available to Buyer complete and correct copies of all written notices received by the Company or any of its Subsidiaries alleging any material violation under any applicable Law that the Company or any of its Subsidiaries have received since January 1, 2011 and prior to the date of this Agreement.

Section 4.12 Intellectual Property.

(a) Schedule 4.12(a) contains a complete and correct list of all active registrations of, and all pending applications to register any, Company Intellectual Property Rights in each case as of the date hereof. As of the date hereof, the material Company Intellectual Property Rights identified on Schedule 4.12(a) are validly registered, held and/or recorded in the name of the Company or one of its Subsidiaries and not subject to any pending cancellation, interference, reissue, or reexamination proceeding.

(b) The Company and its Subsidiaries own the exclusive right, title and interest to all material Company Intellectual Property Rights, free and clear of all Liens (other than Permitted Liens and non-exclusive licenses granted by the Company or any of its Subsidiaries to any Person, as listed in Schedule 4.12(b)).

(c) Schedule 4.12(c) contains a true, correct and complete list of all Contracts pursuant to which the Company (i) is granted, obtains or agrees to obtain Intellectual Property Rights (other than standard form Contracts granting right to use readily available shrink wrap or click wrap software) material to the business of the Company as currently conducted; (ii) is restricted in its right to use or register any Intellectual Property Rights material to the business of the Company as currently conducted; or (iii) permits or agrees to permit any other Person to use, enforce or register any Intellectual Property Rights material to the business of the Company as currently conducted, including licenses to material Company Intellectual Property Rights granted by the Company or any of its Subsidiaries to any Person.

(d) Except as set forth on Schedule 4.12(c), neither the Company nor any of its Subsidiaries has received any communication in the last twenty-four (24) months alleging that the Company or any of its Subsidiaries has infringed or misappropriated any material Intellectual Property Rights of any Person. To the Knowledge of the Company, the products and services of the Company and its Subsidiaries, as currently provided by the Company and its Subsidiaries, do not infringe or misappropriate any Intellectual Property Right owned by any Person. Except as set forth on Schedule 4.12(c), to the Knowledge of the Company, no Person is infringing upon or violating any of the Company Intellectual Property Rights. Except as set forth on Schedule 4.12(c), in the last twenty-four (24) months, neither the Company nor any of its Subsidiaries has sent any notice to or asserted or threatened in writing any action or claim against any Person involving or relating to any material Company Intellectual Property Rights, other than any such actions, claims or matters that have been resolved.

(e) The Company takes reasonable measures to protect the confidentiality of material trade secrets and all other material confidential information, including ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies, including by requiring all Persons having access thereto to execute written non-disclosure agreements. To the Knowledge of the Company, there has not been any disclosure of any material trade secret of the Company (including information of any other Person disclosed in confidence to the Company) to any Person in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such information.

(f) Each current and former employee, officer, contractor and consultant of the Company that has delivered, developed, contributed, modified or improved the Company’s material Intellectual Property Rights has executed a proprietary information and inventions agreement assigning to the Company all of such contractor or consultant’s rights in such development, contribution, modification, or improvement.

(g) The Company has not experienced any material defects in software necessary for the conduct of the business, including any material error or omission in the processing of any transactions other than defects which have been corrected. During the three (3) years prior to the date hereof, (i) there have been no material security breaches in the Company’s information technology systems, and (ii) there have been no disruptions in any of the Company’s information technology systems that resulted in a Material Adverse Effect on the Company’s business or operations.

(h) The Company has at all times complied in all material respects with all applicable laws, as well as in all material respects with its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company. No claims have been asserted or threatened against the Company in writing alleging a violation of any Person’s privacy or personal information or data rights and to the Knowledge of the Company, the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any law or rule, policy, or procedure related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by or on behalf of the Company in the conduct of the business. The Company takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification, or other misuse.

Section 4.13 Employee Benefits.

(a) Schedule 4.13(a) sets forth a complete and accurate list of (1) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other profit-sharing, bonus, stock option, stock purchase, restricted stock, stock ownership, pension, retirement, deferred compensation, welfare, incentive, short- or long-term disability, retention, salary continuation, change in control or life insurance plan, program, contract or arrangement, in any case, established, maintained, sponsored or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability (the “Benefit Plans”) in each case in effect on the date hereof and (2) each written employment or severance agreement addressed to or covering any employee of the Company or any of its Subsidiaries (the “Employment Agreements”). As applicable with respect to each Benefit Plan and Employment Agreement, the Company has made available to Buyer true and complete copies of (i) each such document, including all amendments thereto, and in the case of an unwritten Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements and insurance contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports (Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter and (vi) the most recent summary annual reports, actuarial reports, financial statements and trustee reports.

(b) Each Benefit Plan has been during the past three years maintained in all material respects in accordance with its terms and in accordance with applicable Law. There are no material Litigations pending, or to the Knowledge of the Company, threatened, with respect to any Benefit Plan or Employment Agreement (other than routine claims for benefits in the ordinary course of business).

(c) At no time during the past six years, has the Company or any of its Subsidiaries or any ERISA Affiliate (i) sponsored, maintained or contributed to an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or (ii) been required to contribute to, or incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) to, any “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(d) Each Benefit Plan that is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) and that is intended to meet the qualification requirements of Section 401(a) of the Code (each, a “Pension Plan”) has received a determination, opinion or advisory letter from the IRS to the effect that such Pension Plan and any related trust are qualified and exempt from U.S. federal income taxes under Sections 401(a) and 501(a) of the Code, respectively (or such Pension Plan or related trust has remaining a period of time under the Code or pronouncements of the IRS in which to apply for such a determination and make any amendments necessary to obtain a favorable determination or opinion, as applicable, as to the qualified status of each such Pension Plan or related trust), and nothing has occurred as of the date hereof that would reasonably be expected to adversely affect the qualification of such Pension Plans or related trusts.

(e) No Benefit Plan or Employment Agreement provides death or medical benefits beyond termination of service or retirement other than (i) coverage mandated by Law or (ii) death or retirement benefits under a Benefit Plan qualified under Section 401(a) of the Code.

(f) No payment which is or may be made by, from or with respect to any Benefit Plan or Employment Agreement as a result of the occurrence of the transactions contemplated by this Agreement (either alone or in combination with another event) could reasonably be characterized as an “excess parachute payment” under Section 280G of the Code.

(g) Except as required by applicable Law, none of the Benefit Plans or Employment Agreements (i) obligates the Company or any of its Subsidiaries to pay any separation, severance, termination, change in control, deal bonus or similar benefits or (ii) accelerates the time of payment or vesting, or increases the amount of compensation due to any employee of the Company or any of its Subsidiaries, in each case, as a result of the occurrence of the transactions contemplated by this Agreement (either alone or in combination with another event).

(h) This Section 4.13 constitutes the sole representations and warranties of the Company with respect to any employee benefit matters.

Section 4.14 Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is party to or bound by a collective bargaining agreement with respect to the Employees.

(b) There is no material unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending, or to the Knowledge of the Company, threatened before the applicable Governmental Entity.

Section 4.15 Material Contracts.

(a) Schedule 4.15 sets forth a list that is correct and complete in all material respects, of the following material Contracts currently in effect to which the Company or any of its Subsidiaries are a party as of the date hereof (the “Material Contracts”):

(i) Contracts where (A) the performance remaining thereunder involves aggregate consideration to or by the Company or any of its Subsidiaries in excess of $200,000 per annum, and (B) such agreement is not cancelable, without material penalty, by the Company or any of its Subsidiaries on 45 days’ or less notice;

(ii) Contracts between the Company or any of its Subsidiaries on the one hand, and any of the Top Ten Customers or Top Ten Suppliers on the other hand;

(iii) Contracts which restrict or limit in any material respect the ability of the Company or any of its Subsidiaries to compete in any line of business;

(iv) Contracts relating to employment of any employee, director or officer;

(v) Contracts granting a power of attorney to any Person authorizing such Person to take any actions that could materially affect the operations or the financial condition of the Company or any of its Subsidiaries;

(vi) Contracts pursuant to which the Company or any of its Subsidiaries establishes a joint venture or partnership involving a sharing of profits, losses, costs, or liabilities by the Company or any of its Subsidiaries with any other Person;

(vii) Contracts with Affiliates of the Company (including any intercompany indebtedness, guaranty, receivable or payable between any of the Company or any of its Subsidiaries, on the one hand, and any Affiliates of the Company (other than the Company or any Subsidiary of the Company), on the other hand), other than agreements solely between or among the Company or any of its Subsidiaries;

(viii) Contracts which relate to indebtedness for borrowed money owed by the Company or any of its Subsidiaries, or the guarantee thereof (excluding, for the avoidance of doubt, Contracts evidencing liabilities with respect to deposits and accounts, or trade payables made in the ordinary course of business);

(ix) mortgages, pledges or security agreements or similar Contracts constituting a Lien upon the assets or properties of the Company or any of its Subsidiaries, in each case granted in connection with the incurrence of indebtedness for borrowed money;

(x) Contracts for the disposition, sale or purchase of any assets having a value individually, with respect to all sales or purchases thereunder, in excess of $200,000;

(xi) Contracts providing for the purchase or marketing by the Company or any of its Subsidiaries of Business Products that generate or are reasonably expected to generate $200,000 or more of annualized revenues;

(xii) Contracts containing (A) covenants of the Company or any of its Subsidiaries not to (or otherwise restricting or limiting the ability of the Company or any of its Subsidiaries to) compete in any line of business or geographic or marketed product area, including any covenant not to compete with respect to the manufacture, marketing, distribution or sale of any Business Product or Business Product line or (B) any exclusivity, most-favored nation pricing, non-compete or other similar provisions that would bind the conduct of Buyer’s or its Affiliates’ businesses following the consummation of the transactions;

(xiii) Contracts for the sale or purchase of fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $500,000, other than agreements entered into in the ordinary course of business; and

(xiv) all leases with regard to the Company’s headquarters in New Jersey.

(b) All Material Contracts are in full force and effect against the Company or the applicable Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, in each case is in accordance with the express terms thereof. Except as set forth in Schedule 4.15(b), there does not exist under any Material Contract any material violation, breach or event of default, or alleged material violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder on the part of the Company or the applicable Subsidiary of the Company. Neither the Company nor its Subsidiaries have received within the last two years written notice from any other party of its intent to cancel or terminate any Material Contract.

Section 4.16 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns real property. Schedule 4.16(a) sets forth a correct and complete list of all real property that is leased and occupied by the Company or any of its Subsidiaries (the “Leased Real Property”). The Company has, or has caused to be, made available to Buyer correct and complete copies of each of the leases pursuant to which the Company or any of its Subsidiaries leases the Leased Real Property (the “Leases”).

(b) To the Knowledge of the Company, the occupancy, use and operation of the Leased Real Property complies in all material respects with all applicable Law and Governmental Authorizations and does not materially violate any instrument of record or Lease affecting such property.

(c) Except as set forth in Schedule 4.16(c), there are no pending or, to the Knowledge of the Company, threatened, appropriation, condemnation, eminent domain or like proceedings relating to the Leased Real Property.

Section 4.17 Taxes. Except as set forth in Schedule 4.17:

(a) All income Tax Returns and other material Tax Returns of the Company and its Subsidiaries required to be filed on or before the Closing (taking into account any available extensions) have been (or will be) duly and timely filed and all such Tax Returns are true, correct, and complete in all material respects. The Company and its Subsidiaries have timely paid all Taxes due and owing by any of them under applicable Laws (whether or not shown on any such Tax Return), except for Taxes that are being contested in good faith by appropriate action and for which adequate provisions have been established on the Books and Records of the Company and its Subsidiaries in accordance with GAAP or other applicable accounting principles.

(b) The Company and each of its Subsidiaries has duly and timely withheld all Taxes required to be deducted or withheld from payments made and has timely paid to the appropriate authorities all such deducted or withheld amounts.

(c) There are no Liens for Taxes on any assets of the Company or any of its Subsidiaries other than Permitted Liens.

(d) No actions, claims, administrative proceedings or court proceedings with regard to Taxes or any Tax Return referred to in clause (a) of this Section 4.17 are currently pending or threatened in writing, and all deficiencies asserted or assessments made, if any, in respect of any Taxes of the Company and its Subsidiaries as a result of any such proceeding have been paid in full.

(e) No written agreement or other document extending, or having the effect of extending, the period of assessment, deficiency or collection of any Taxes payable by the Company or any of its Subsidiaries is in effect as of the date hereof, and no waiver or extension of any statute of limitations with respect to any Tax liability or deficiency of the Company or any of its Subsidiaries is presently in effect. Neither the Company nor any of its Subsidiaries is, as of the date hereof, the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Taxing Authority) within which to file any Tax Return not previously filed. No power of attorney that is still in force has been granted by or with respect to the Company or any of its Subsidiaries with respect to any matter relating to Taxes.

(f) Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of any Affiliated Group that filed or was required to file an affiliated, consolidated, combined, or unitary Tax Return (other than any current group of which the Company is the common parent), or (ii) has any liability for the Taxes of another Person (other than another current member of the Affiliated Group described in the preceding clause (i)) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Laws).

(g) Neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under any tax sharing agreement, tax indemnification, or tax allocation agreement or similar agreement, contract or arrangement (excluding any lease, loan, or similar commercial agreement the principal purpose of which is unrelated to Taxes).

(h) Neither the Company nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for any taxable period ending on or prior to the Closing Date, (ii) installment or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, or (iv) Section 108(i) of the Code.

(i) Since January 1, 2011, no claim has ever been made by a Governmental Entity in a jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns or pays Taxes (or in which neither the Company nor any of its Subsidiaries files or pays a particular type of Tax) that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction or has or may have an obligation to file Tax Returns in that jurisdiction.

(j) Neither the Company nor any of its Subsidiaries has a “permanent establishment” in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country.

(k) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l) Neither the Company nor any of its Subsidiaries has entered into any written agreement (including, but not limited to, a “closing agreement”) within the meaning of Section 7121 of the Code (or any similar provisions of state, local or foreign Laws) or tax ruling with any Governmental Authority with respect to any tax matter, that may have a continuing effect after the Closing.

(m) Neither the Company nor any of its Subsidiaries has been a party to a transaction that is a “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b). No Tax Return filed by or on behalf of the Company or any of its Subsidiaries has contained a disclosure statement under Section 6662 of the Code (or any similar provision of Law).

(n) Neither the Company nor any of its Subsidiaries (i) is or has ever been, a party to any joint venture, partnership or other arrangement that was treated, or should have been treated, as a partnership for federal income tax purposes and (ii) has ever owned any interest in any entity that either was or is treated as an entity disregarded as separate from its owner for federal tax purposes or is an entity with respect to which an election pursuant to Treasury Regulation Section 301.7701-3 has been made.

(o) The representations and warranties in Section 4.9, Section 4.13(f), and this Section 4.17 constitute the sole representations and warranties of the Company with respect to tax matters and the representations and warranties in this Section 4.17 (other than those in Sections 4.17(g), (h), and (l)) may be relied upon only for Pre-Closing Tax Periods.

Section 4.18 Insurance. The Company has, or has caused to be, made available to Buyer all of the insurance policies or binders for which the Company or any of its Subsidiaries is a policyholder or which covers the business or assets of the Company and its Subsidiaries, in each case that are in effect as of the date hereof (“Insurance Policies”), and Schedule 4.18 sets forth a complete list of the Insurance Policies. All Insurance Policies are in full force and effect in accordance with their terms and all premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will be paid when due. Since December 31, 2011, the Company has not received any written notice of cancellation, material change in premium or denial of renewal in respect of any of the Insurance Policies. The Company and its Subsidiaries maintain, and have maintained without interruption, policies or binders of insurance covering risks and events and in amounts adequate for their business and operations and customary in the industry in which they operate and neither the Company nor any of its Subsidiaries have reached or exceeded their policy limits for any such insurance policies in effect at any time during the past five (5) years. Notwithstanding the foregoing, no representation or warranty is made under this Section 4.19 in respect of any matters relating to any Benefit Plan or Employment Agreement (as to which no representation or warranty is made except as set forth in Section 4.14).

Section 4.19 Finders’ Fees. Except for fees payable to Oppenheimer & Co. Incorporated and Jefferies & Company, Inc., there is no fee or commission payable by the Company or any of its Subsidiaries to any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated hereby.

Section 4.20 Environmental Compliance. Except as set forth Schedule 4.20:

(a) the Company and its Subsidiaries have obtained and possess all material Governmental Authorizations required by applicable Laws relating to pollution or protection of the environment (“Environmental Laws”), and (B) the Company and its Subsidiaries are in compliance with all terms and conditions of such Governmental Authorizations and all applicable Environmental Laws.

(b) Neither the Company nor any of its Subsidiaries has received any notice regarding any actual or alleged material violation of Environmental Laws, or any investigatory, remedial or corrective obligations under Environmental Laws, relating to any of the Leased Real Property arising under Environmental Laws that is pending and unresolved.

(c) There are no pending or, to the Knowledge of the Company, threatened Orders or Litigations involving environmental matters or Environmental Laws against the Company or any of its Subsidiaries.

(d) This Section 4.20 constitutes the sole representations and warranties of the Company with respect to any environmental matters or Environmental Laws.

Section 4.21 Absence of Certain Changes or Events. Since December 31, 2013, there has not been or occurred: (a) a Material Adverse Effect; (b) any making, declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any capital stock or membership interest of the Company or any of its Subsidiaries, or any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of its capital stock, membership interest or any other equity securities of such Person (other than any such dividend, distributions, purchases, redemptions, acquisitions or other similar transactions (I) solely involving the Company or any of its Subsidiaries, (II) or otherwise to satisfy obligations in respect of the Funded Indebtedness or (III) relating to the repurchase of shares of Common Stock from employees pursuant to the subscription agreements with respect thereto or pursuant to any Benefit Plan or Employment Agreement); (c) any granting by the Company or any of its Subsidiaries of any material increase in compensation to any employee (except for increases in the ordinary course of business, or any entry by the Company or any of its Subsidiaries into any Benefit Plan or Employment Agreement or amendment of an existing Benefit Plan or Employment Agreement) to grant or provide to any officer the acceleration of vesting, termination, severance, retention or change in control payments or other similar benefits; (d) any change by the Company or any of its Subsidiaries in its accounting methods, principles or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies), except as required by either Law or GAAP; (e) any material revaluation by the Company or any of its Subsidiaries of any of its material assets, excluding writing-off or discounting of notes, accounts receivable or other assets in the ordinary course of business consistent with past practice; or (f) any change by the Company or any of its Subsidiaries in its material Tax elections or accounting methods, entry into any closing agreement by the Company or any of its Subsidiaries, settlement or compromise of any claim or assessment, in each case in respect of material Taxes, or any consent by the Company or any of its Subsidiaries to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes. Except as set forth in Schedule 4.21 or as otherwise contemplated hereby, since December 31, 2013, the Company and its Subsidiaries, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

Section 4.22 No Undisclosed Liabilities. Except for liabilities (a) reflected or reserved for in any of the Financial Statements or (b) incurred in the ordinary course of business, and other liabilities not exceeding Two Hundred Thousand Dollars ($200,000) in the aggregate, there are no liabilities of the Company or any of its Subsidiaries that would be required to be reflected on a consolidated balance sheet of the Company and its Subsidiaries that is prepared in accordance with GAAP.

Section 4.23 Permits and Licenses. Schedule 4.23 lists all material Governmental Authorizations owned by the Company or any of its Subsidiaries. The Company possesses, and is in compliance in all material respects with all Government

Authorizations necessary to conduct the business. Since January 1, 2011, neither the Company nor any of its Subsidiaries has received notice from any Governmental Entity revoking or threatening to revoke any material Governmental Authorization or alleging that the Company or any of its Subsidiaries are in material violation of any such Governmental Authorization.

Section 4.24 Related Party Transactions. Except (i) for this Agreement and the Ancillary Agreements and the transactions contemplated hereby or thereby, (ii) as set forth on Schedule 4.24, (iii) for any Benefit Plans, Employment Agreements or similar arrangements, and (iv) for any Contracts or arrangements solely between or among the Company and/or any of its Subsidiaries (or among such Subsidiaries), no Affiliate of the Company or any of its Subsidiaries is a party to any material Contract or other material business arrangement with the Company or any of its Subsidiaries.

Section 4.25 Suppliers and Customers.

(a) Schedule 4.25(a) sets forth a list of the ten (10) largest customers of the Company and its Subsidiaries on a consolidated basis (the “Top Ten Customers”) as measured by the aggregate amount of revenue received by the Company and its Subsidiaries on a consolidated basis from such customers from the period commencing on January 1, 2013 and ending on December 31, 2013, and for the three months ended March 31, 2014.

(b) Schedule 4.25(b) sets forth a list of the ten (10) largest suppliers of the Company and its Subsidiaries on a consolidated basis (the “Top Ten Suppliers”) as measured by the aggregate amount of expenses accrued by the Company and its Subsidiaries on a consolidated basis with respect to payments to such suppliers from the period commencing on commencing on January 1, 2013 and ending on December 31, 2013, and for the three months ended March 31, 2014.

(c) To the Knowledge of the Company, since January 1, 2011, neither the Company nor its applicable Subsidiary has received notice of any proposed termination of any relationship with any such customer or supplier.

Section 4.26 Regulatory Matters.

(a) Schedule 4.26(a) sets forth a true and complete list of all Regulatory Authorizations from the FDA and all other Regulatory Authorities (including ANDAs, NDAs and marketing authorizations) and the equivalent foreign registrations and approvals, held by the Company or any of its Subsidiaries, relating to the Business Products and used in the conduct of the Company’s business (collectively, the “Company Regulatory Authorizations”), and there are no other material Regulatory Authorizations required for the Company or any of its Subsidiaries or the Business Products in connection with the conduct of the Company’s business as currently conducted. All Company Regulatory Authorizations are in all material respects, (i) in full force and effect, (ii) validly registered and on file with the applicable Regulatory Authorities, and (iii) in compliance with all formal filing and maintenance requirements. The Company has made available to Buyer complete and accurate copies of all Regulatory Authorizations and regulatory dossiers relating thereto, all serious adverse event reports, periodic adverse event reports and other pharmacoviligence reports and data, and all other material Regulatory Authority communications, documents and other information submitted by the Company or any of its Subsidiaries to or received by the Company or any of its Subsidiaries from the FDA or any equivalent Regulatory Authority, including inspection reports, warning letters, Form 483s and similar documents, relating to the Company, any of its Subsidiaries, the conduct of the Company’s business, or the Business Products. The Company or its applicable Subsidiary has timely filed all required notices and responses to notices, supplemental applications, reports (including adverse experience reports), documents, claims, permits and other information with the FDA and all other applicable Regulatory Authorities. To the Knowledge of the Company, all such notices and responses to notices, supplemental applications, reports (including adverse experience reports), documents, claims, permits and other information were complete and accurate in all material respects on the date filed (or were correct in or supplemented by a subsequent filing).

(b) Except as set forth in Schedule 4.26(b), without limiting the generality of any other representations and warranties under this Agreement, since January 1, 2011, (i) the Company and its Subsidiaries have been in compliance in all material respects with the U.S. Food, Drug, and Cosmetic Act, as amended (21 U.S.C. §§ 301, et seq.) and all other applicable statutes, rules and regulations of the FDA or other similar federal, state or local governmental authorities or similar foreign government authorities including with respect to the manufacture, collection, sale, labeling, storing, testing, distribution, marketing, record keeping, training and adverse event reporting; (ii) the Company and its Subsidiaries have been in compliance in all material respects with all written requirements from the FDA and other Regulatory Authorities, including all requirements of the FDA and all other Regulatory Authorities in warning letters, notices of adverse findings, Form 483s, Section 305 notices and similar letters or notices, and in connection with all product recalls, notifications and safety alerts, and any request from the FDA or any Regulatory Authority requesting the Company or any Subsidiary of the Company to cease to investigate, test or market any product, and all consent decrees (including plea agreements) issued with respect to the Company or any of its Subsidiaries; (iii) there have been no inspection reports, warning letters, notices of adverse findings, Form 483s, Section 305 notices or similar written documents received by the Company or any of its Subsidiaries; (iv) to the Knowledge of the Company, there are no (nor has the Company been notified by a third party of any) pending regulatory actions, field alerts, investigations or inquiries of any sort by the FDA or any other Regulatory Authority (other than non-material routine or periodic inspections or reviews) against the Company or any of its Subsidiaries or with respect to any Business Products ; (v) there have been no product recalls, warnings, notifications or safety alerts, whether voluntary or involuntary, conducted or issued by the Company or any of its Subsidiaries, the FDA or any other Regulatory Authorities with respect to the Business Products and none of the foregoing has been requested or demanded by the FDA or any other Regulatory Authorities; (vi) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of its employees, agents or subcontractors, has been convicted of any crime or engaged in any conduct which has or would reasonably be expected to result in suspension, debarment or exclusion from participation in Federal health care programs or in Federal procurement or nonprocurement programs by the FDA or any other Regulatory Authority. No criminal, injunctive, seizure or civil penalty actions has, at any time, been commenced or threatened by any Regulatory Authority or other Governmental Entity against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its agents or subcontractors, and there are no consent decrees (including plea agreements) or similar actions to which the Company or any of its Subsidiaries is bound or which relate to the Business Products. Neither the Company nor any of its Subsidiaries has made any untrue statement of fact or fraudulent statement to the FDA or any other Regulatory Authority or Government Entity related to the Business Products nor have they failed to disclose any fact required to be disclosed to the FDA or any other Regulatory Authority related to the Business Products, that, at the time the disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or for the FDA or other Regulatory Authority to invoke any similar policy.

(c) The Company has made available to Buyer complete and accurate copies of all Regulatory Authorizations and regulatory dossiers relating thereto, all serious adverse event reports, periodic adverse event reports and other pharmacoviligence reports and data, and all other material Regulatory Authority communications, documents and other information submitted by the Company or any of its Subsidiaries to or received by the Company or any of its Subsidiaries from the FDA or any equivalent Regulatory Authority, including inspection reports, warning letters and similar documents, relating to the Company, any of its Subsidiaries, the conduct of the Company’s business, or the Business Products.

(d) The manufacture of Business Products by the Company and each of its Subsidiaries is, or, in the case of any Business Products manufactured by any Business Partner, to the Knowledge of the Company is, being conducted in material compliance with the applicable requirements of current Good Manufacturing Practices. In addition, each of the Company and each of its Subsidiaries and, to the Knowledge of the Company, each of its respective Business Partners, is in material compliance with all applicable registration and listing requirements, including, for example, those set forth in 21 U.S.C. Section 360 and 21 C.F.R. Parts 207 and all similar applicable Laws. No Business Product sold by the Company or any Subsidiary of the Company or held in inventory by the Company or any Subsidiary of the Company has been adulterated or misbranded. All labeling is in material compliance with the FDCA, related regulations and other Regulatory Authority requirements, and all advertising and promotional materials of the Company or any of its Subsidiaries are in material compliance with the FDCA, related regulations and other applicable Regulatory Authority requirements.

Section 4.27 Improper Payments. Neither the Company, nor any of its Subsidiaries, nor to the Company’s Knowledge, any of their respective Representatives has, in connection with the operation of their respective businesses, (i) used or promised any Company or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as if it were applicable to the Company or any of its Subsidiaries at that time, or any other similar applicable Law, (ii) paid, promised, accepted or received any unlawful contributions, payments, expenditures or gifts or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws.

Section 4.28 Limitations on Representations and Warranties. Except as expressly set forth in Article III, this Article IV or in the officer’s certificate delivered to Buyer pursuant to Section 9.2(d), neither any Stockholder, any holder of Company Stock Options nor the Company makes any representation or warranty, express or implied, at Law or in equity, with respect to itself, the Company or any of its Subsidiaries or any of their other Affiliates, or any of their respective assets, liabilities, businesses or operations and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Each of Buyer and Merger Sub hereby jointly and severally represent and warrant to the Company, the Stockholders’ Representative and the Stockholders, as of the date hereof and as of the Closing Date, as follows:

Section 5.1 Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has all requisite corporate (or similar entity) power and authority to own and operate its properties and assets and to carry on its business as currently conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Each of Buyer and Merger Sub has all requisite corporate (or similar entity) power and authority to own or lease and operate its properties and assets and to carry on its business as currently conducted. Each of Buyer and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its business requires such qualification, except for failures to be so qualified or licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to materially adversely affect the ability of Buyer or Merger Sub to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

Section 5.2 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Ancillary Agreements and, since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement and the Ancillary Agreements to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary hereto and thereto. The authorized capital stock of Merger Sub consists solely of One Thousand (1,000) shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Buyer free and clear of any Liens.

Section 5.3 Corporate Authorization. Each of Buyer and Merger Sub has all requisite corporate (or similar entity) power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each of Buyer and Merger Sub, respectively, of this Agreement and each of the Ancillary Agreements to which it is a party have been duly and validly authorized by each of Buyer and Merger Sub and no additional corporate (or similar entity) authorization or consent by either Buyer or Merger Sub is required in connection therewith.

Section 5.4 Binding Effect. This Agreement and each of the Ancillary Agreements to which Buyer or Merger Sub is a party, when executed and delivered by the parties thereto, constitutes a valid and legally binding obligation of Buyer and Merger Sub, enforceable against Buyer and Merger Sub, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 5.5 Regulatory Approvals and Non-Governmental Consents.

(a) Except as set forth in Schedule 5.5(a) (the “Buyer Regulatory Approvals” and, together with the Company Regulatory Approvals, the “Regulatory Approvals”), no Governmental Authorization or filing is required to be obtained by Buyer or Merger Sub from, or to be given by Buyer or Merger Sub to, or made by Buyer or Merger Sub with, any Governmental Entity or securities exchange, as a result of the execution, delivery or performance by Buyer or Merger Sub of (i) its obligations under this Agreement or (ii) its material obligations under the Ancillary Agreements, except for such Governmental Authorization or filings that if failed to be obtained, given or made would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or a material adverse effect on the Buyer’s or Merger Sub’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

(b) Except as set forth in Schedule 5.5(b) (the “Buyer Non-Governmental Consents” and, together with the Company Non-Governmental Consents, the “Non-Governmental Consents”), no material consent, approval, waiver or authorization is required to be obtained by Buyer or Merger Sub from, or to be given by Buyer or Merger Sub to, or made by Buyer or Merger Sub with, any Person other than a Governmental Entity or securities exchange, as a result of the execution, delivery or performance by Buyer or Merger Sub of this Agreement and the Ancillary Agreements.

Section 5.6 Non-Contravention. The execution, delivery and performance by Buyer and Merger Sub of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate in any respect any provision of the Organizational Documents of Buyer or Merger Sub, (ii) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Buyer or Merger Sub under, or result in a loss of any benefit to which Buyer or Merger Sub is entitled under, any Contract to which Buyer or Merger Sub is a party or result in the creation of any Lien upon any assets of the Buyer or Merger Sub or (iii) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, violate or result in a breach of or constitute a default under any Law or Governmental Authorization to which Buyer or Merger Sub is subject.

Section 5.7 Finders’ Fees. Except for fees payable by Buyer, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission from Buyer or its Affiliates in connection with the transactions contemplated hereby.

Section 5.8 Litigation and Claims. There are no Litigations pending or, to Buyer’s Knowledge, threatened against Buyer or Merger Sub that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect on the ability of Buyer or Merger Sub to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby. Neither Buyer nor Merger Sub is subject to any material Order of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators.

Section 5.9 Financial Capability. Buyer has, and will have at Closing, sufficient funds and adequate financial resources to satisfy its monetary and other obligations under this Agreement. Buyer and Merger Sub acknowledge that the obligations of Buyer and Merger Sub under this Agreement are not contingent upon or subject to any conditions regarding Buyer’s, Merger Sub’s, any of their respective Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

Section 5.10 Solvency. Immediately after giving effect to the Closing (and any transactions related thereto or incurred in connection therewith), each of Buyer, the Surviving Corporation and the Subsidiaries of the Surviving Corporation shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Closing (and any transactions related thereto or incurred in connection therewith), each of Buyer, the Surviving Corporation and the Subsidiaries of the Surviving Corporation shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer, the Company, the Surviving Corporation or any Subsidiaries of the Company or the Surviving Corporation.

Section 5.11 Limitations on Representations and Warranties. Except as expressly set forth in this Article V or in the officer’s certificate delivered to the Stockholders’ Representative pursuant to Section 9.3(c), neither Buyer nor Merger Sub makes any representation or warranty, express or implied, at Law or in equity, with respect to itself or any of its respective Affiliates, or any of their respective assets, liabilities, businesses or operations and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE VI

COVENANTS

Section 6.1 Access and Reports.

(a) Subject to applicable Law, upon reasonable notice from Buyer to the Company, the Company shall afford Buyer’s officers and other authorized representatives reasonable access to the properties, Books and Records and Contracts of the Company and its Subsidiaries during normal business hours throughout the period prior to the Closing Date and, during such period, the Company shall make available promptly to Buyer all information concerning the operations, properties and personnel of the Company and its Subsidiaries as Buyer may reasonably request, provided that the foregoing shall not require the Company or its Affiliates (i) to disclose any privileged information of the Company or any of its Affiliates, (ii) to permit any environmental sampling, testing or other intrusive investigations of the Leased Real Property or (iii) to take any action that would cause material disruption to the business of the Company or its Affiliates. The Company will use commercially reasonable efforts to disclose as much information as reasonably requested by the Buyer and the Buyer’s officers and other authorized representatives as possible, without compromising any privilege.

(b) Any such investigation by Buyer or Merger Sub shall not unreasonably interfere with any of the businesses or operations of the Company or its Subsidiaries. Neither Buyer nor Merger Sub shall, prior to the Closing Date, have any contact whatsoever with respect to the Company or any of its Subsidiaries or with respect to the transactions contemplated by this Agreement with any agent, broker, partner, lender, lessor, vendor, customer, supplier, employee or consultant of the Company or any of its Subsidiaries, except in consultation with the Company and then only with the express prior approval of the Company, which approval shall not be unreasonably withheld. All requests for information made pursuant to this Section 6.1 shall be directed to the Person designated by the Company in a notice given to Buyer, and all such information shall be governed by the terms of Section 6.5 and the Confidentiality Agreement.

Section 6.2 Efforts to Consummate; Certain Governmental Matters.

(a) The Company, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective commercially reasonable efforts to obtain and to cooperate in obtaining any Regulatory Approvals and

Non-Governmental Consents required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement. In connection with and without limiting the foregoing, Buyer, Merger Sub and the Company shall as promptly as reasonably practicable, but in no event later than ten (10) Business Days after the date hereof, duly file with the United States Federal Trade Commission and the Antitrust Division of the Department of Justice the notification and report form required under the HSR Act with respect to the transactions contemplated by this Agreement. Subject to Section 6.2(b), the parties hereby agree to diligently pursue termination of the waiting periods under the HSR Act or any other Competition/Investment Law (including promptly responding to any requests for additional information). Each party shall use its reasonable best efforts to cooperate with the other party in such other party’s efforts to obtain any Non-Governmental Consents as are required in connection with the consummation of the transactions contemplated hereby. Each of Buyer, Merger Sub and the Company agree to take commercially reasonable steps to avoid or eliminate each and every impediment under the HSR Act or any other Competition/Investment Law that is asserted by any Governmental Entity with respect to the Merger so as to enable the Merger to occur as expeditiously as possible, including: (i) the prompt preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated by this Agreement and the taking of such commercially reasonable actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any Governmental Entity or any other Person, including filings pursuant to the HSR Act and any actions necessary to cause the expiration of the notice periods under the HSR Act and (ii) using commercially reasonable efforts to cause the satisfaction of all conditions to the Closing (other than conditions as to the performance by the other Parties of their obligations) (provided, that the Company shall not be obligated to take any such action unless the taking of such action is expressly conditioned upon the consummation of the Merger and the other transactions contemplated in this Agreement), in each case, as may be required in order to obtain any clearance under the HSR Act or any other Competition/Investment Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any Litigation, which would otherwise have the effect of preventing or delaying the consummation of the Merger. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require Buyer or any of its Affiliates to, and the Company and its Subsidiaries shall not, agree to, any sale, divestiture, license or other disposition of any products, assets or property of the Company and its Subsidiaries if such actions reasonably would be expected (i) to materially and adversely affect the benefits expected to be derived by Buyer and its Affiliates from the transactions contemplated by this Agreement or (ii) be material to the Company and its Subsidiaries, taken as a whole. Further, notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates shall be required to agree to any sale, divestiture, license or other disposition whatsoever of any products, assets or property of Buyer or any of its Affiliates.

(b) Subject to the terms and conditions set forth in this Agreement, Buyer, Merger Sub, and the Company shall use, and shall cause their respective Subsidiaries to use, their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, or reasonably advisable on its part under this Agreement and the Ancillary Agreements and applicable Law to satisfy the conditions to Closing, and to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as soon as practicable.

(c) Buyer, Merger Sub, and the Company each shall, upon request by the other and subject to appropriate confidentiality restrictions, furnish the other with all material documentation concerning the Company or any of its Subsidiaries or Buyer and Merger Sub and such other matters as may be necessary or reasonably advisable in connection with any notices, reports, statements, applications or other filings made by or on behalf of Buyer, or the Company, or any of their respective Affiliates to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; provided that any such documentation furnished by the parties to one another may be redacted to the extent necessary, either to comply with applicable Law or to protect the confidentiality of information that if furnished would not materially facilitate the other party’s understanding of the status of matters relating to consummation of the transactions contemplated hereby. In addition, Buyer and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(d) Subject to applicable Law or as prohibited by any Governmental Entity, Buyer, Merger Sub, and the Company each shall keep the other apprised of the status of matters relating to consummation of the transactions contemplated hereby, including (i) promptly notifying the other of any facts, circumstances or other reason that would prevent the receipt of any Regulatory Approvals or the Non-Governmental Consents for the timely consummation of transactions contemplated by this Agreement and the Ancillary Agreements, and (ii) promptly furnishing the other with copies of material notices or other communications received by Buyer, Merger Sub, or the Company, as the case may be, from any third party or any Governmental Entity with respect to the transactions contemplated by this Agreement and the Ancillary Agreements; provided that any such notices furnished by the parties to one another may be redacted to the extent necessary, either to comply with applicable Law or to protect the confidentiality of information that if furnished would not materially facilitate the other party’s understanding of the status of matters relating to consummation of the transactions contemplated hereby. None of Buyer, Merger Sub, or the Company shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity with respect to any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e) Each of Buyer, Merger Sub and the Company shall (i) respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity for additional information or documentation and to all inquiries and requests received from any Governmental Entity, (ii) not extend any waiting period under the HSR Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), and (iii) not enter into any agreement with any Governmental Entity not to consummate the Merger or the other transactions contemplated by this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

(f) As soon as practicable after the Closing Date, Buyer shall, and shall cause the Surviving Corporation and each of its Subsidiaries to, prepare and file all notices, reports, statements, applications and other filings as required by applicable Law or any Governmental Entity or as otherwise customary or advisable under applicable Law as a result of the consummation on the Closing Date of the transactions contemplated hereby.

(g) Subject to applicable Law and except as required by any Governmental Entity, none of Buyer, Merger Sub or the Company shall take any action that would be reasonably likely to prevent or materially delay the receipt of any Regulatory Approvals or Non-Governmental Consents, in each case, to the extent necessary for the timely consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including, without limitation, entering into any agreement, arrangement or understanding with regard to consummating an acquisition entailing overlapping business products, or consummate any such acquisition.

Section 6.3 Payoff Letters. No later than one Business Day prior to the anticipated Closing Date, the Company shall provide Buyer with Payoff Letters (conditioned upon Closing) for those entities set forth in Schedule 9.2(g)(i). The Company shall use commercially reasonable efforts to provide Buyer with Payoff Letters (conditioned upon Closing) no later than one Business Day prior to the anticipated Closing Date for those entities set forth in Schedule 9.2(g)(ii); provided, however, that if such Payoff Letters cannot be obtained, then the Company will provide Buyer with draft Payoff Letters no later than one Business Day prior to the anticipated Closing Date, and the signed Payoff Letters on the Closing Date. The Company shall use commercially reasonable efforts to make arrangements reasonably satisfactory to Buyer to provide to Buyer lien releases such that all Liens on the assets or properties of the Company or any of its Subsidiaries shall be satisfied, terminated and discharged on or prior to the Closing Date or upon payment of applicable indebtedness, and shall use commercially reasonable efforts to make arrangements satisfactory to Buyer to provide documents reasonably requested by Buyer prior to the Closing to further evidence such satisfaction, termination and discharge.

Section 6.4 Interim Operation Covenants of the Company. Except (A) as required by applicable Law or any Governmental Entity, (B) as otherwise contemplated by this Agreement or any Ancillary Agreement, (C) as Buyer may consent (D) for repurchases of capital stock from current or former employees pursuant to subscription agreements with respect thereto or pursuant to any Benefit Plan or Employment Agreement, or (E), as set forth in Schedule 6.4, during the period from the date hereof until the Closing Date:

(a) The Company and its Subsidiaries shall conduct their business in the ordinary course in a manner consistent with past practice and use commercially reasonable efforts to:

(i) preserve their assets;

(ii) preserve, maintain the value of, renew, extend and keep in full force and effect all material Intellectual Property Rights and Regulatory Authorizations;

(iii) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, licensors, creditors and lessors and others having business dealings with the Company or its Subsidiaries;

(iv) comply with all applicable Laws; and

(v) keep available the services of its current key Employees.

(b) The Company shall not, nor permit any of its Subsidiaries to Company to:

(i) implement or adopt any change in the Accounting Principles, practices or methods of the Company or any of its Subsidiaries, other than as may be required by Law or applicable accounting requirements;

(ii) make, revoke or change any election in respect of Taxes, change or revoke any accounting method in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement, settle or compromise any material claim or assessment in respect of Taxes, prepay any Taxes in advance of the required payment date, or consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes;

(iii) (A) terminate, enter into, establish, adopt, or amend any Benefit Plan or Employment Agreement, or any such arrangement that would be a Benefit Plan or Employment Agreement if it was in effect on the date hereof (other than amendments required by Law or to maintain the tax qualified status of any Benefit Plan under Section 401(a) of the Code), (B) other than annual increases in the ordinary course of business consistent with past practice, increase the base salary, incentive compensation, severance or retirement benefits of any employee (other than as required by any Benefit Plan or Employment Agreement in effect as of the date of this Agreement), or (C) take any action to accelerate the vesting or exercisability of Company Stock Options, restricted stock or other material equity-based compensation or benefits, other than, in any such case, (x) to the extent any such amounts are paid in cash prior to Closing or to the extent such amounts are Transaction Related Expenses, or (y) as required by any Benefit Plan or Employment Agreement in effect as of the date of this Agreement;

(iv) hire any person to be employed by the Company or any of its Subsidiaries or terminate the employment of any employee of the Company or any of its Subsidiaries, other than the hiring or firing of employees with total annual cash compensation not in excess of $100,000;

(v) fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;

(vi) grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any material Intellectual Property Rights or disclose or agree to disclose to any Person, other than representatives of the Company or the Buyer, any trade secret;

(vii) acquire (by merger or stock or asset purchase or otherwise) any corporation, partnership, other business organization or any material business or division thereof;

(viii) amend its Organizational Documents;

(ix) issue, deliver, sell, pledge, dispose of or encumber any shares of its own capital stock or equity interests (other than in connection with the exercise of Company Stock Options outstanding as of the date of this Agreement), or any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, other than any such shares, equity interests, options, warrants, convertible securities or other rights that are outstanding on the date hereof or that are issued to the Company or any of its Subsidiaries;

(x) adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its own capital stock or equity interests, or any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, other than any such transaction or event involving solely the Company or one or more of the Subsidiaries of the Company, and other than repurchases of shares of Common Stock from current or former employees, officers, directors or independent contractors in accordance with the terms of the relevant grant documents; it being understood that the Company shall be freely permitted to cause any of its Subsidiaries to declare, pay or issue cash dividends or distributions (it being further understood and agreed that all of the cash and cash equivalents of the Subsidiaries of the Company may be paid (by dividend, distribution or otherwise) to the Company or its Affiliates or designees at or prior to Closing);

(xi) incur any indebtedness for borrowed money to the extent such indebtedness does not constitute a current liability under the Accounting Principles, excluding (i) any such indebtedness that will be paid on or prior to the Closing Date, (ii) indebtedness under the Funded Indebtedness and (iii) indebtedness with respect to letters of credit, hedging transactions or capital leases made in the ordinary course of business;

(xii) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of its capital stock or other equity interests;

(xiii) issue any note, bond, or other debt security or create, incur, assume, endorse or guarantee any liabilities, obligations or indebtedness for borrowed money to the extent such indebtedness does not constitute a current liability under the Accounting Principles, excluding any such indebtedness that will be paid on or prior to the Closing Date;

(xiv) make any loans, advances or capital contributions to, or investments in, any Person, in each case, other than any loans or advances made to any employee, officer, director or independent contractor in the ordinary course of business;

(xv) except as required by a Benefit Plan or an Employment Agreement in effect as of the date of this Agreement, (x) modify, amend or terminate, or renew or extend (except, in each case, on terms no less favorable to the Company), or waive, release or assign any rights or claims under, any Material Contract or (y) enter into any other Contract that, if existing on the date of this Agreement, would be a Material Contract;

(xvi) waive any rights of substantial value or (B) cancel or forgive any indebtedness owed to the Company or (C) pay, settle or dismiss any Litigation or other dispute other than Litigation or disputes that do not relate to Intellectual Property, are settled solely with monetary damages and no other remedies and are paid no more than $350,000 in the aggregate;

(xvii) sell, transfer, lease, sublease, license, abandon, permit to lapse or otherwise dispose of or pledge to encumber any assets other than assets of less than $50,000 in the aggregate and sales of inventory in the ordinary course of business consistent with past practice; or

(xviii) enter into any Contract with respect to any of the foregoing.

(c) The Company, and any applicable Subsidiaries, shall use commercially reasonable efforts to finalize the transfer of any Regulatory Authorizations owned by the Company or any of its Subsidiaries for which neither the Company nor any of its Subsidiaries is listed as the applicant in the FDA publication “Approved Drug Products with Therapeutic Equivalence Evaluations” (i.e., the “Orange Book”).

Section 6.5 Public Disclosure; Confidentiality.

(a) Notwithstanding anything to the contrary contained in this Agreement, except as may be required to comply with the requirements of any applicable Law, NASDAQ requirement or TSX requirement (in which case, the party required by applicable Law to make such disclosure shall provide notice to the other party in advance of such disclosure to the extent reasonably practicable), from and after the date hereof, neither Buyer, Merger Sub, the Company nor the Stockholders’ Representative shall make any press release or similar public announcement or communication relating to this Agreement unless specifically approved in advance by Buyer and the Stockholders’ Representative, which approval shall not be unreasonably withheld, conditioned or delayed. The parties will agree on a form of press release prior to execution of this Agreement, and all subsequent disclosures by the Buyer, Merger Sub, the Company or the Stockholders’ Representative shall be in a form substantially similar to the agreed upon disclosure, except as may be required to comply with the requirements of any applicable Law, NASDAQ requirement or TSX requirement and except in connection with any dispute between the parties.

(b) From and after the date of this Agreement, each of Buyer, Merger Sub, the Company and the Stockholders’ Representative shall, and shall cause each of their respective Affiliates to, keep confidential the terms of this Agreement and the Ancillary Agreements and the negotiations relating thereto and all documents and information obtained by a party from another party in connection with the transactions contemplated hereby (collectively, the “Confidential Information”) except (i) to the extent that any Confidential Information must be disclosed to obtain the Regulatory Approvals or any other required regulatory approvals or consents relating to the transactions contemplated by this Agreement or any Ancillary Agreement, (ii) for disclosures otherwise made in satisfaction or enforcement of any of the obligations under this Agreement or disclosures made to the Escrow Agent or its counsel, (iii) to the extent required by applicable Law, in which case, the party required by applicable Law to make such disclosure shall provide notice to the other party in advance of such disclosure to the extent reasonably practicable, (iv) as made public prior to the date of this Agreement by either party not in violation of this Agreement and (v) each such Person may disclose such information to such Person’s equity holders or Affiliates or to any Stockholder, and their respective Representatives, in each case on a confidential basis. Notwithstanding anything herein to the contrary, nothing herein shall restrict any Stockholder, the Stockholders’ Representative or any of their respective Affiliates from disclosing its or their investment in, or information with respect to the performance of or realization on, their investment in the Company or any of its Subsidiaries.

(c) If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, Buyer and Merger Sub shall upon request from the Company promptly return to the Company all Books and Records (including all copies, if any, thereof) furnished or made available to Buyer, Merger Sub or any of their Representatives by the Company, the Stockholders’ Representative, any Stockholder or any of their respective Representatives, and shall not use or disclose the information contained in such Books and Records for any purpose or make such information available to any other Person.

(d) This Section shall survive the termination of this Agreement and the consummation of the Closing.

Section 6.6 Directors’ and Officers’ Exculpation; Indemnification.

(a) Buyer agrees that all rights to indemnification for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors or officers of the Company or any of its Subsidiaries currently indemnified by the Company or its Affiliates (collectively, the “Covered Persons”) as provided in, and made available to Buyer, their respective Organizational Documents, indemnity or indemnification agreements or as provided pursuant to a resolution of the board of directors (or similar governing body) of the Company or any of its Subsidiaries that has been made available to Buyer, as applicable, shall survive the transactions contemplated by this Agreement or the Ancillary Agreements and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing.

(b) To the fullest extent permitted by applicable Law, Buyer and Surviving Corporation shall, and shall cause each of Surviving Corporation’s Subsidiaries to, honor all of the obligations of the Company and its Subsidiaries to indemnify (including any obligations to advance funds for expenses) the Covered Persons for acts or omissions by such Covered Persons occurring prior to the Closing to the extent that such obligations of the Company or any of its Subsidiaries exist on the date of this Agreement and have been made available to Buyer, whether pursuant to Organizational Documents, indemnity or indemnification agreements, board (or similar governing body) resolution or otherwise, and such obligations shall survive the Closing and shall continue in full force and effect in accordance with the terms of the Organizational Documents of the Surviving Corporation or any of its Subsidiaries, as the case may be, and such board (or similar governing body) resolutions or indemnity or indemnification agreements from the Closing until the expiration of the applicable statute of limitations with respect to any claims against such Covered Persons arising out of such acts or omissions.

(c) From and after the Closing, to the fullest extent permitted by applicable Law, Buyer and Surviving Corporation shall, and shall cause each of the Surviving Corporation’s Subsidiaries to, indemnify, defend and hold harmless the Covered Persons and any employee of the Company or any of its Subsidiaries who acts as a fiduciary under any Benefit Plan (each, a “Subject Party”) against all damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, costs and expenses (including reasonable attorneys’ fees and disbursements) (“Covered Losses”), as incurred (payable monthly upon written request which request shall include reasonable evidence of the Covered Losses set forth therein) to the extent arising from, relating to, or otherwise in respect of, any actual or threatened Litigation in respect of actions or omissions occurring at or prior to the Closing in connection with such Subject Party’s duties as an officer, director or employee (or Persons holding similar positions) of the Company or any of its Subsidiaries or as a fiduciary under any Benefit Plan, including in respect to this Agreement, any Ancillary Agreement and the transactions contemplated by this Agreement or any of the Ancillary Agreements.

(d) Buyer shall purchase and control through its representatives at an annual cost of no more than 300% of the annual premium currently being paid by the applicable Person(s)), a six (6) year extended reporting period endorsement under the existing directors’ and officers’ liability insurance policies of such Person(s) (the “D&O Insurance”), providing that such endorsement shall extend the directors’ and officers’ liability coverage in force as of the date hereof for a period of six (6) years from the Closing for any claims arising from events which occurred prior to the Closing. Buyer and Surviving Corporation shall, and shall cause the applicable Subsidiaries of the Surviving Corporation to, (i) upon the request of the Stockholders’ Representative, make any claim for coverage under any such policy and take any action reasonably requested by the Stockholders’ Representative to obtain reimbursement for Covered Losses under any such policy or to otherwise enforce any such policy or any provision thereof, (ii) promptly inform the Stockholders’ Representative of any communication received by Buyer or the Surviving Corporation or any Subsidiary of the Surviving Corporation thereof from, or given by Buyer or the Surviving Corporation or any of its Subsidiaries to, any Person issuing any such insurance policy, (iii) permit the Stockholders’ Representative to review any written communication from any such insurance provider and permit the Stockholders’ Representative to review, before submission, any written communication to such insurance provider, (iv) consult with the Stockholders’ Representative in advance of any meeting or conference with such insurance provider and, to the extent permitted by such insurance provider, give the Stockholders’ Representative the opportunity to attend and participate, and (v) upon the Stockholders’ Representative’s request, promptly furnish to the Stockholders’ Representative certificates of insurance evidencing such policy.

(e) The provisions of this Section 6.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person, and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 6.6, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. If Buyer or Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer and Surviving Corporation, as the case may be, shall assume all of the obligations of Buyer and Surviving Corporation set forth in this Section 6.6.

Section 6.7 Updates; Changes in Circumstance. Upon written consent from Buyer, the Company shall have the right, from time to time prior to the Closing, to supplement or amend the Schedules hereto, other than Schedule 4.8(b) or Schedule 4.8(c) hereto, with respect to any matter that is not material hereafter arising, and each such supplement or amendment shall for all purposes under this Agreement be deemed to amend and be incorporated into the Schedules hereto.

Section 6.8 No Shop. Prior to the Closing or termination of this Agreement, the Company will not directly or indirectly, and will not authorize, encourage, permit or instruct any of its Representatives or Affiliates to, directly or indirectly (a) solicit, initiate or encourage or assist in the making, submission or announcement of, or take any action that could reasonably be expected to lead to, any proposal by a third party (other than the Buyer) to acquire any of the Company or its Subsidiaries (i) through any form of recapitalization transaction or any sale, merger, consolidation, business combination, spin-off or liquidation, (ii) through a purchase of the assets of the Company, (iii) through a purchase of the Company Stock, or (iv) through any other transaction designed to acquire the business of the Company or any part thereof (each, an “Acquisition Proposal”), (b) engage, continue or participate in any discussions or negotiations, or provide any information to any Person (other than the Stockholders’ Representative and the Buyer), regarding any Acquisition Proposal; or (c) agree to, approve, execute, enter into or become bound by any letter of intent or other contract or understanding between or among the Company or any of its Subsidiaries and any Person that is related to or provides for any Acquisition Proposal. The Company shall, and shall direct its Affiliates and Representatives to, immediately cease any solicitations, discussions or negotiations with any Person (other than the parties hereto) that has made or indicated an intention to make an Acquisition Proposal and request that each such Person destroy any information regarding the Company provided in connection therewith. The Company shall promptly notify the Buyer of any Acquisition Proposal (but in any event within 48 hours of receipt thereof) received after the date hereof and prior to the Closing or termination of this Agreement, which notice shall include the identity of the prospective buyer or soliciting party, the terms of and any substance regarding such inquiry, offer or proposal.

Section 6.9 Intentionally Left Blank.

Section 6.10 Endo Pharmaceuticals Inc. Endo Guarantor shall guarantee the performance of all of Buyer’s and Merger Sub’s obligations pursuant to this Agreement, including, without limitation, the payment of the Merger Consideration pursuant to Section 2.8 and Section 2.13.

Section 6.11 Transfer of Domain Name Registrations As promptly as practicable and in no event later than two (2) days prior to Closing, Company shall cause to be assigned to Company and registered in the name of the Company each domain name registration set forth on Schedule 4.12(a), and Company shall provide evidence of such assignment and registration promptly to Buyer upon such assignment and registration.

Section 6.12 Update of Schedule D. As promptly as practicable and in no event later than twenty (20) Business Days following the date hereof, the Company shall update Schedule D hereto by including good faith estimates of the amount of each item in a form reasonably satisfactory to Buyer, and an explanation reasonably acceptable to Buyer of the kind of indebtedness that would be included within the fourth item set forth thereon.

ARTICLE VII

EMPLOYMENT MATTERS

Section 7.1 Employee Benefits; 280G Shareholder Approval.

(a) For a period of one year following the Closing Date (the “Continuation Period”), Buyer shall, or shall cause its Affiliates or the Surviving Corporation to, provide employees of the Company or any of its Subsidiaries who are employed immediately prior to the Closing Date and who continue to be so employed (“Continuing Employees”), compensation and employee benefits that, with respect to each Continuing Employee, are substantially similar in value in the aggregate to the compensation and benefits provided to such Continuing Employee immediately prior to the Closing Date. If the Continuing Employees participate in any Benefit Plans or employee benefit plans, agreements, programs, policies and arrangements of Buyer or any of its Affiliates (the “Buyer Plans”), Buyer shall, or shall cause its Affiliates or the Surviving Corporation to use best efforts to, (i) provide coverage for Continuing Employees and their eligible dependents under its or their medical, dental and health plans without interruption of coverage; (ii) cause to be waived any pre-existing condition, actively at work requirements and waiting periods (to the extent waived under a comparable Benefit Plan); and (iii) cause the Buyer Plans to honor any deductible, co-insurance and maximum out-of-pocket expenses incurred by the Continuing Employees and their eligible dependents under similar plans of the Company or any of its Subsidiaries during the calendar year in which such Continuing Employee or eligible dependent first becomes eligible for coverage under such Buyer Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. No provision of this Agreement shall create any obligation on Buyer, its Affiliates or the Surviving Corporation to maintain the employment of any Continuing Employee after the Closing Date. Nothing herein shall prevent Buyer, its Affiliates or the Surviving Corporation from terminating the employment of any Continuing Employee during the Continuation Period in compliance with applicable Law and Section 7.1(b). No provision of this Agreement shall create any third party beneficiary rights in any Continuing Employee, or any beneficiary or dependents thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Continuing Employee by Buyer, its Affiliates or the Surviving Corporation or its subsidiaries or under any benefit plan which Buyer, its Affiliates or the Surviving Corporation may maintain.

(b) Notwithstanding anything to the contrary in this Agreement, during the Continuation Period, Buyer shall cause the Surviving Corporation to continue to provide severance pay for the benefit of each Continuing Employee that is no less favorable than the severance pay provided by the Company or any of its Subsidiaries in respect of each such Continuing Employee as of the date hereof, as set forth in Schedule 7.1(b).

(c) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, use best efforts to obtain a written waiver from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) with respect to the Company (a “Disqualified Individual”) of his or her right to that portion of any and all payments or other benefits that such Disqualified Individual may become entitled to receive in connection with the transactions contemplated by this Agreement that could be deemed “parachute payments” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(5) of the Code) if such payments are not approved by the applicable entity’s stockholders in a manner that satisfies the requirements of Section 280G(b)(5)(B) and any regulations thereunder (the “280G Waived Amounts”). Prior to the Closing Date, the Company shall solicit shareholder approval of the 280G Waived Amounts, if any, in a manner that satisfies the requirements for the exemption under Section 280G(b)(5)(A)(ii) of the Code and any regulations issued thereunder, including the provision of adequate disclosure to all applicable stockholders of all material facts concerning all payments that, in the absence of such stockholder approval, could be classified as “parachute payments” to a Disqualified Individual under Section 280G of the Code. The Company shall provide such adequate disclosure to the applicable stockholders in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and any regulations issued thereunder. In connection with the foregoing, Buyer shall provide the Company, no later than four (4) Business Days prior to the Closing Date, with all information and documents necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any agreement or arrangement entered into or negotiated by the Buyer or any of its Affiliates (“Buyer Payments”), together with all other payments and benefits that any Disqualified Individual may be entitled to receive or retain that are treated as being “contingent” (within the meaning of Code Section 280G) on the transactions contemplated by this Agreement, could reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code. Notwithstanding anything to the contrary in this Section 7.1(c) or otherwise in this Agreement, to the extent that Buyer has provided misinformation, or Buyer’s omission of information has resulted in misinformation, with respect to any Buyer Payments, (x) there shall be no breach of the representation contained in Section 4.13(f) or the covenant contained herein, but only to the extent caused by such omission or misinformation and (y) for all purposes of this Agreement, no payment by, or benefit provided to, any Disqualified Individual with respect to whom such misinformation or omission was provided shall be an “excess parachute payment” under Section 280G(b) of the Code, but only to the extent that the classification of such person as a Disqualified Individual was caused by such omission or misinformation.

Section 7.2 Credit for Service and Benefit Accrual. For purposes of eligibility, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan) under each Buyer Plan in which Continuing Employees are eligible to participate following the Closing, Buyer shall, and shall cause its Affiliates or the Surviving Corporation to, give each Continuing Employee credit under each such Buyer Plan for all service with the Company or any of its Subsidiaries prior to the Closing to the same extent as such service was recognized for such purpose by the Company or any of its Subsidiaries and/or their Affiliates prior to the Closing; provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits.

Section 7.3 WARN. Following the Closing, Buyer shall not implement, or permit the Surviving Corporation or any of its Subsidiaries to implement, any plant closings, mass layoffs, employee layoffs, or similar events that individually or in the aggregate would give rise to any obligations or liabilities on the part of the Stockholders’ Representative, any Stockholders or any of their respective Affiliates under the WARN Act or any similar Law, and Buyer shall cause the Surviving Corporation and its Subsidiaries to provide any required notice under the WARN Act or any similar Law, and to otherwise comply with any such Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act or similar Law) or employee layoff or similar event affecting the employees of the Surviving Corporation or any of its Subsidiaries.

Section 7.4 No Amendment. Notwithstanding any other provision of this Agreement, nothing contained in this Article VII shall (i) be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise limit the right of the Company, Buyer or their respective Affiliates (including the Subsidiaries of the Company and the Surviving Corporation), to amend, modify or terminate any such employee benefit plan or (ii) give any third party any right to enforce the provisions of this Article VII.

ARTICLE VIII

TAX MATTERS

Section 8.1 Tax Returns.

(a) If the Company or any of its Subsidiaries is required to file a Tax Return for a Straddle Period, the parties agree that the amount of income Taxes for such Straddle Period that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books of the Company and each of its Subsidiaries as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other-pass through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time). For purposes of this Section 8.1(a), (i) any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period and (ii) the amount of property Taxes, annual franchise Taxes based on authorized shares or other periodic Taxes allocated to the portion of the Straddle Period ending on the Closing Date shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period.

(b) The Stockholders’ Representative shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company and its Subsidiaries for all taxable periods that end on or before the Closing Date. The Stockholders’ Representative shall provide a copy of each such Tax Return that will be filed after the Closing Date to the Buyer for its review and comment not later than thirty (30) days prior to the deadline for filing each such Tax Return (taking into account all applicable extensions) and the Stockholders’ Representative shall consider in good faith any reasonable comments made by the Buyer on such Tax Return. Notwithstanding anything in this Section 8.1 to the contrary, the parties hereto agree that any Company Tax Benefits shall be reflected on the applicable Tax Returns for the Tax periods that end on the Closing Date or, where applicable, the portion of a Straddle Period ending on (and including) the Closing Date, to the extent permitted by applicable Law. Buyer shall cause the Surviving Corporation and each of its Subsidiaries to apply any net operating loss of the Surviving Corporation or any of its Subsidiaries for the taxable year ending on the Closing Date as a carryback to the preceding tax years to the maximum extent permitted by applicable Law.

(c) The Buyer and the Company shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company and its Subsidiaries for all taxable periods beginning after the Closing Date and for each Straddle Period (each a “Post-Closing Tax Return”). To the extent that a Post-Closing Tax Return includes any Pre-Closing Tax Period, such Post-Closing Tax Return shall be prepared on a basis consistent with existing procedures, practices, and accounting methods, unless such procedure, practice, accounting method, or other contemplated treatment is contrary to applicable Law. The Buyer shall provide a copy of each Post-Closing Tax Return that includes a Pre-Closing Tax Period (together with notice of any departure from past practice reflected on such return) to the Stockholders’ Representative for its review and comment not later than thirty (30) days prior to the deadline for filing each such Post-Closing Tax Return (taking into account all applicable extensions) and the Buyer shall consider in good faith all reasonable comments made by the Stockholders’ Representative on such Post-Closing Tax Return. Except to the extent such Post-Closing Tax Return has been prepared on a basis inconsistent with past practice, Stockholders’ Representative shall (or shall cause the Stockholders to) pay to the Buyer in immediately available funds no later than five (5) days prior to the due date for the filing of such Post-Closing Tax Return that portion of the Taxes shown as due on such Post-Closing Tax Return that is allocable to the Pre-Closing Tax Period pursuant to Section 8.1.

(d) Except in connection with any Tax Matter resolved pursuant to Section 8.4 (including consistent correlative adjustments to Tax Returns for non-audited taxable periods), (i) the Buyer shall not voluntarily, without the prior written consent of the Stockholders’ Representative (which consent shall not be unreasonably conditioned, withheld, or delayed), (a) amend, or request or permit the amendment of any Tax Return of the Company or any of its Subsidiaries filed or required to be filed before the Closing Date or (b) apply to any Taxing Authority for any binding or non-binding opinion, ruling, or other determination with respect to the Company and its Subsidiaries in relation to any act, matter, or transaction that occurred on or before the Closing date, and (ii) except in response to any request or inquiry from a Taxing Authority, the Buyer shall take commercially reasonable efforts not to voluntarily furnish to any Taxing Authority any information (in writing or otherwise) regarding any such Tax Returns or, with respect to the Company and its Subsidiaries, any act, matter, or transaction that occurred on or before the Closing Date, in the case of each of (i) and(ii), if such action would give rise to an indemnification obligation under Section 8.3.

Section 8.2 Transfer Taxes. All Transfer Taxes (including any costs and expenses relating thereto) shall be borne fifty percent (50%) by the Buyer and fifty percent (50%) by the Stockholders, regardless of whether such Transfer Taxes become due or payable on or after the Closing Date. The Buyer shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) all Tax Returns required to be filed in respect of such Transfer Taxes and shall transmit to the appropriate Taxing Authority the Transfer Taxes shown as due on such Tax Returns, provided that the Buyer shall provide a copy of each Tax Return required to be filed in respect of a Transfer Tax to the Stockholders’ Representative for its review and comment not later than thirty (30) days prior to filing such Tax Return (taking into account all applicable extensions), and the Buyer shall consider in good faith all reasonable comments made by the Stockholders’ Representative on such Tax Return. The Stockholders’ Representative shall (or shall cause the Stockholders to) pay to the Buyer the Stockholders’ fifty percent (50%) share of such Transfer Taxes in immediately available funds no later than five (5) days prior to the date such Transfer Taxes are due. The Buyer and the Stockholders’ Representative shall cooperate and take any action reasonably requested by the other in order to lawfully minimize such Transfer Taxes. The Buyer shall provide to the Stockholders’ Representative a true and complete copy of each such Tax Return as filed and evidence of the timely filing thereof.

Section 8.3 Tax Indemnification. The Stockholders covenant and agree, severally but not jointly, to pay, and to indemnify, defend, and hold harmless the Buyer, the Surviving Corporation, and any of their Affiliates from and against all Losses relating to, or arising out of (i) any breach or inaccuracy of any representation or warranty relating to Taxes made by the Company in this Agreement as of the Closing Date (except in the case of any such representation or warranty that is made as of a specific date, the breach or inaccuracy of such representation or warranty to be true and correct as of such date), (ii) all Taxes of the Company and its Subsidiaries (or the non-payment thereof) for taxable periods (or portions thereof) ending on or before the Closing Date (taking into account the allocation provisions of Section 8.1(a) in the case of Straddle Periods), except to the extent such Taxes were treated as current liabilities of the Company or any of its Subsidiaries for purposes of calculating Final Net Working Capital, (iii) all Taxes required to be paid by the Company or any of its Subsidiaries after the Closing Date by reason of the Company or any of its Subsidiaries (or any predecessor of the Company or any of its Subsidiaries) having been a member of an Affiliated Group on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign law rule or regulation, (iv) all Taxes of any Person (other than the Company or any of its Subsidiaries) required to be paid by the Company or any of its Subsidiaries as a transferee or successor, where the liability of the Company or the applicable Subsidiary for such Taxes is attributable to an event or transaction occurring before the Closing Date, and (v) all Transfer Taxes for which the Stockholders are responsible under Section 8.2. To the extent that any Buyer Indemnified Party shall be entitled to indemnification hereunder for any Losses pursuant to this Section 8.3, then each Stockholder party hereto shall indemnify such Buyer Indemnified Party for the amount of such Loss multiplied by a fraction, the numerator of which is the cash Merger Consideration actually paid to such Stockholder hereunder, and the denominator of which is the aggregate cash Merger Consideration actually paid to all Fully Diluted Common Holders (it being acknowledged and agreed that such indemnification obligation is several and not joint as among the Stockholders). Notwithstanding anything to the contrary herein, in no event shall any such Person have any indemnification or other obligations pursuant to, under or in respect of this Agreement or any Ancillary Agreement in excess of the amount of cash Merger

Consideration actually paid to such Person hereunder, and the total amount that any Buyer Indemnified Party shall be entitled to indemnification hereunder for any Losses pursuant to this Section 8.3 shall not, in any event, exceed the aggregate Merger Consideration. The indemnification obligations pursuant to this Section 8.3 shall survive the Closing and shall continue in full force and effect until the expiration of the applicable statute of limitations.

Section 8.4 Contest Provisions. Each of the Buyer and the Stockholders’ Representative shall promptly notify (a “Tax Claim Notice”) the other upon receipt of notice of any pending or threatened audits, assessments, adjustments, or other proceedings with respect to Taxes for which such other party (or such other party’s Affiliates) may be liable hereunder (each a “Tax Matter”), provided that a party’s failure to comply with this notice provision shall not affect such party’s right to indemnification hereunder unless (and only to the extent that) the other party is materially adversely prejudiced as a consequence of such failure. Such Tax Claim Notice shall include (i) a description in reasonable detail (to the extent known by such Buyer Indemnified Party (as defined below)) of the facts constituting the basis for such claim and the amount of the Losses claimed, if known and quantifiable, (ii) a statement that such Buyer Indemnified Party is entitled to indemnification under Section 8.3 and a reasonable explanation of the basis therefor and (iii) a demand for payment in the amount of Losses set forth in the Tax Claim Notice. The Buyer shall have the right to control, conduct, contest, and defend all Tax Matters relating to Taxes or Tax Returns of the Company or any of its Subsidiaries, provided that, the Stockholders’ Representative shall be entitled (at its sole cost and expense) (A) to participate in the defense of and, at its option, after providing written notice to the Buyer, take control of the complete defense of, any Tax Matter, but only to the extent that such Tax Matter pertains solely to taxable periods ending on or before the Closing Date, and (B) to employ counsel of its choice for purposes of the foregoing. The Buyer shall, at the cost of the Stockholders’ Representative (provided that the Stockholders’ Representative will only be liable for reasonable out-of-pocket expenses and such expenses shall be paid first from the Reserve Amount), procure all assistance that the Stockholders’ Representative may reasonably require in relation to any action taken with respect to any Tax Matter with respect to which the Stockholders’ Representative has assumed control in accordance with the immediately preceding sentence. The Buyer shall procure such evidence that the Stockholders’ Representative is authorized to take such action on behalf and in the name of the Surviving Corporation and its Subsidiaries as the Stockholders’ Representative may reasonably request with respect to such Tax Matter, including responding (in writing or otherwise) to any audit inquiry from any Taxing Authority, attending and conducting interviews, meetings, discussions and negotiations with any Taxing Authority, negotiating and concluding compromises, agreements and settlements with any Taxing Authority, lodging requests for ruling, opinions or determinations with any Taxing Authority or lodging or instituting objections, applications, appeals and other Litigations with any Taxing Authority, tribunal or court. A party in control of a Tax Matter for which the other party (or such other party’s Affiliates) may be liable hereunder shall (i) keep the other party fully informed regarding the status and progress of such Tax Matter and (ii) provide to the other party drafts of any correspondence to or from any Taxing Authority and consider in good faith any comments of the other party (or its advisors) with regard to such correspondence. Neither party may agree to settle any claim for Taxes for which the other may be liable without the prior consent of such other party, which consent shall not be unreasonably withheld, conditioned, or delayed.

Section 8.5 Buyer’s Receiving or Using of Refunds and Overpayments. If, following the Closing, the Surviving Corporation or any of its Subsidiaries, the Buyer or any of their respective Affiliates (i) receives or enjoys any refund, credit, rebate, or reduction in Taxes or (ii) utilizes the benefit of any overpayment or prepayment of Taxes, which, in either of the foregoing clauses (i) or (ii), arises out of a Tax paid by the Company or any of its Affiliates in respect of a taxable period (or portion thereof) ending before the Closing Date, the Buyer shall, within five (5) days of the written demand of the Stockholders’ Representative therefor, pay or transfer, or cause to be paid or transferred, to the Stockholders’ Representative on behalf of the Fully Diluted Common Holders the amount of the refund, credit, rebate, reduction, payment, or overpayment (including interest thereon) received, enjoyed, or utilized by the Buyer or its Affiliates, except to the extent that such amounts were treated as current assets of the Company or any of its Subsidiaries for purposes of computing Final Net Working Capital or were previously paid to the Buyer by the Stockholders pursuant to Section 8.3 and net of any Taxes and reasonable out-of-pocket expenses incurred by the Buyer, the Surviving Corporation, or any of their Affiliates in connection with the receipt or accrual of such refund, credit, rebate, reduction, payment, or overpayment; provided that any such payment that is a Compensatory Payment shall be paid by the Company (or a Subsidiary of the Company) through its payroll system and in accordance with the Company’s (or such Subsidiary’s) standard withholding and payroll practices and procedures to the Person to the Person identified in writing by the Stockholders’ Representative as the Person to whom such Compensatory Payment is to be made. The Buyer agrees to notify the Stockholders’ Representative promptly of the receipt of any amount described in this Section 8.5. In the event that any item described in this Section 8.5 and paid to the Stockholders’ Representative is subsequently reduced as a result of any adjustment required by any Governmental Authority, Stockholders’ Representative shall pay or transfer, or cause to be paid or transferred, to the Buyer the amount of such reduction within five (5) days of Buyer’s written demand therefor.

Section 8.6 Assistance and Cooperation. Following the Closing Date, each of Buyer and the Stockholders’ Representative shall cooperate fully in preparing any Tax Returns with respect to the Company and its Subsidiaries and in preparing for any audits of, inquiries by, or disputes with any Taxing Authorities regarding, any applicable Tax Returns with respect to the Company and its Subsidiaries and payments in respect thereof, including (a) providing timely notice to the other of any pending or proposed audits or assessments with respect to Taxes for which such other party or any of its Affiliates may have a liability under this Agreement or the Ancillary Agreements, (b) furnishing the other with copies of all relevant correspondence received from any Taxing Authority (whether before, on, or after the Closing Date) in connection with any audit or information request with respect to any Taxes referred to in clause (a) of this Section and (c) making available to the other party during normal business hours, all Books and Records, Tax Returns or portions thereof (together with related paperwork and documents relating to rulings or other determinations by Taxing Authorities), proof of payment of Taxes, documents, files, officers or employees (without substantial interruption of employment) or other relevant information necessary or useful for such purposes, in each case, whether or not in existence as of the Closing Date.

Section 8.7 Closing Date Course of Business; Closing of the Tax Year. For the portion of the Closing Date after the time of Closing, other than transactions expressly contemplated hereby, the Buyer shall cause the Surviving Corporation and its Subsidiaries to carry on their business only in the ordinary course in the same manner as previously conducted. Except as expressly contemplated in this Agreement, the Buyer shall not, and shall not permit the Surviving Corporation or any of its Subsidiaries to, take any action during the portion of the Closing Date after the time of Closing that could increase the Stockholders’ liability for Taxes (including any liability of the Stockholders (or the requirement that any funds in the General Escrow Account be used to) to indemnify the Buyer Indemnified Parties for Taxes pursuant to this Agreement). Buyer shall include, and shall cause the Company and each of its Subsidiaries that is organized under the Laws of the United States, any state thereof or the District of Columbia to be included, immediately after the Closing Date, as a member of the Affiliated Group (for U.S. federal income tax purposes) of which Buyer is a member (or if Buyer is a disregarded entity for U.S. federal income tax purposes, of which Buyer’s corporate owner is a member), and the Company and each such Subsidiary shall be included in the consolidated U.S. federal income Tax Return filed by such Affiliated Group for the first taxable period beginning after the Closing Date.

Section 8.8 Maintenance of Buyer’s Books and Records. Until the applicable statute of limitations (including periods of waiver) has run for any Tax Returns filed or required to be filed with respect to the Company and its Subsidiaries covering the periods up to and including the Closing Date, Buyer shall, and shall cause its Affiliates to, retain or cause to be retained all Books and Records in existence on the Closing Date and, following the Closing Date, shall provide the Stockholders’ Representative access to such Books and Records and the equivalent Books and Records prepared following the Closing Date for inspection and copying by the Stockholders’ Representative and its Affiliates, or their agents upon reasonable request and upon reasonable notice. After the expiration of such period, no Books and Records shall be destroyed by Buyer without first advising the Stockholders’ Representative in writing and giving the Stockholders’ Representative a reasonable opportunity to obtain possession thereof, with any costs of transferring the Books and Records to be paid by the Stockholders’ Representative.

Section 8.9 Adjustment to Merger Consideration. Any payment by Buyer or the Stockholders’ Representative, as the case may be, pursuant to Section 2.11, Section 8.3 or Section 8.5 shall be treated, to the fullest extent possible under applicable Law, as an adjustment to the Merger Consideration for tax purposes.

Section 8.10 Article VIII Governs. Notwithstanding anything to the contrary in this Agreement, the provisions of this Article VIII (and not those of Article X), shall govern the manner in which Tax Matters are conducted and resolved.

ARTICLE IX

CONDITIONS TO CLOSING

Section 9.1 Conditions to Mutual Obligations. The respective obligations of Buyer, Merger Sub and the Company to consummate the Merger and the Closing are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a) HSR Act. All applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated.

(b) No Injunction. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other Order (whether temporary, preliminary or permanent) that prohibits or makes illegal the consummation of the transactions contemplated by Article II and such statute, rule, regulation, judgment, decree, injunction or other Order is in effect.

(c) Required Stockholder Approval. Stockholder Consents relating to the approval and adoption of this Agreement and the Merger shall have been duly executed and delivered by those Company Stockholders whose consent is required to approve this Agreement and the Merger in accordance with the Company Charter and the DGCL.

(d) Escrow Agreement. The Escrow Agreement shall have been duly executed and delivered by each of the parties thereto in a form to be mutually agreed upon by the parties thereto, but shall include the provisions set forth in Schedule 9.1(d).

Section 9.2 Conditions to Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to consummate the Merger and the Closing are also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a) Representations and Warranties. (A) The Fundamental Representations of the Company and the Stockholders party hereto (other than those addressed in clause (B)) shall be true and correct (determined for this purpose without giving effect to any qualifications as to materiality, “Material Adverse Effect” or similar qualifications) as of the date hereof and as of the Closing Date except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (B) the representations and warranties made pursuant to Section 4.8(b) and Section 4.8(c) shall be true and correct except for de minimis errors not changing the number of outstanding shares by more than 6,000 shares (determined for this purpose without giving effect to any qualifications as to materiality, “Material Adverse Effect” or similar qualifications) as of the date hereof and as of the Closing Date, (C) the representation contained in Section 4.21(a) shall be true and correct in all respects as of the date hereof and as of the

Closing Date and (D) except for the Fundamental Representations of the Company and the Stockholders party hereto and the representation contained in Section 4.21(a), the representations and warranties of the Company and the Stockholders party hereto contained in this Agreement shall be true and correct (determined for this purpose without giving effect to any qualifications as to materiality, “Material Adverse Effect” or similar qualifications) as of the date hereof and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct would not, in the aggregate, have a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company and Stockholders’ Representative shall have performed or caused to be performed in all material respects all covenants and agreements that are required to be performed by them at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date hereof, there shall not have occurred a Material Adverse Effect.

(d) Officer’s Certificate. Buyer shall have received from the Company a certificate of an authorized senior officer of the Company certifying that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied.

(e) Non-Compete Agreements. Each of the Non-Compete Agreements, attached hereto as Exhibits C and D and listed on Schedule 9.2(e), shall have been duly executed and delivered by each of the parties thereto.

(f) Letter Agreements. The Letter Agreements listed on Schedule 9.2(f) shall have been duly executed and delivered by each of the parties thereto.

(g) Payoff Letters. Buyer shall have received from the Company all payoff letters listed on Schedule 9.2(g), which each such payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations (excluding contingent or indemnification obligations not then owing) as of the anticipated Closing Date (and daily accrual thereafter) (the “Payoff Amount”), (ii) state that all security interests and all guarantees thereunder (other than in respect of such cash collateral and deposit accounts related thereto) relating to the assets of the Company or any of its Subsidiaries shall be, upon the payment of the Payoff Amount on the Closing Date, released and terminated and (iii) include a fully-executed separate release of such security interests for all trademark registrations for which any such security interest was recorded in the United States Patent and Trademark Office, such fully-executed separate release being suitable for recording in the United States Patent and Trademark Office to evidence such release and being reasonably acceptable to Buyer (each payoff letter described in this sentence being referred to as the “Payoff Letter”).

(h) Deliverables. Buyer shall have received from the Company (A) a statement certifying that interests in the Company are not “United States real property interests” (within the meaning of Section 897 of the Code), which statement shall be dated as of the Closing Date and shall be prepared in accordance with the provisions of Treasury Regulations section 1.1445-2(c) and 1.897-2(h), and (B) a notice to the IRS in accordance with the provisions of Treasury Regulations section 1.897-2(h)(2), with the understanding that Buyer shall be authorized to file with the IRS on behalf of the Company any statement or notice provided to Buyer by the Company pursuant to this Section 9.2(h); provided, however, that if Buyer elects to waive the receipt of such statement or notice, then, notwithstanding anything to the contrary contained herein, Buyer shall proceed with the Closing and shall be entitled to withhold from payments made under this Agreement any amounts required to be withheld from such payments under Section 1445 of the Code.

Section 9.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a) Representations and Warranties. The Fundamental Representations of Buyer and Merger Sub shall be true and correct (determined for this purpose without giving effect to any qualifications as to materiality, “Material Adverse Effect” or similar qualifications) as of the date hereof and as of the Closing Date and (B) except for the Fundamental Representations of Buyer and Merger Sub, the representations and warranties of Buyer and Merger Sub contained in this Agreement shall be true and correct (determined for this purpose without giving effect to any qualifications as to materiality, “Material Adverse Effect” or similar qualifications) as of the date hereof and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct would not, in the aggregate, materially adversely affect the ability of Buyer or Merger Sub to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby, and (ii) the covenants and agreements contained in this Agreement to be complied with by Buyer and Merger Sub on or before the Closing Date shall have been complied with in all material respects.

(b) Performance of Obligations of Buyer and Merger Sub. Each of Buyer and Merger Sub shall have performed in all material respects all obligations that are required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Stockholders’ Representative shall have received from Buyer a certificate of an authorized senior officer of Buyer certifying that the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied.

ARTICLE X

SURVIVAL; BUYER ACKNOWLEDGMENT

Section 10.1 Survival.

(a) The representations and warranties contained in Article III and Article IV of this Agreement shall survive the Closing and will continue in full force and effect for a period from the date hereof until the General Survival Date; provided that the representations and warranties (a) solely in Section 3.1, Section 3.3, Section 3.4, Section 3.6, Section 4.1(a), Section 4.2, Section 4.3, Section 4.4, Section 4.7, Section 4.8(b), Section 4.8(c), and Section 4.19 (collectively, the “Fundamental Representations”) shall survive the Closing and will continue in full force and effect for a period from the date hereof until the Fundamental Survival Date and (b) solely regarding tax matters contained in Sections 4.9, 4.13(f), and Section 4.17 shall survive the Closing and will continue in full force and effect until the expiration of the applicable statute of limitations (the “Tax Survival Date”) (the General Survival Date, the Fundamental Survival Date, the Tax Survival Date and the date referenced in the last sentence of this Section 10.1, as applicable, each a “Survival Date”). The covenants and agreements herein or hereunder that are required to be performed by any Person prior to the Closing shall survive the Closing and will continue in full force and effect, solely for the purpose of Section 10.3(b), until the General Survival Date. The covenants and agreements herein or hereunder that are required to be performed by any Person after the Closing shall survive the Closing in accordance with their respective terms. The indemnification obligations arising under (i) Section 10.3(c), Section 10.3(e) and Section 10.8 shall survive the Closing until the General Survival Date and (ii) Section 10.3(d) shall survive the Closing until the expiration of the applicable statute of limitations.

(b) The representations and warranties contained in Article V of this Agreement shall survive the Closing and will continue in full force and effect for a period from the date hereof until the General Survival Date; provided that the representations and warranties solely in Section 5.1, Section 5.3, Section 5.4, and Section 5.7 (collectively, the “Fundamental Representations of Buyer”) shall survive the Closing and will continue in full force and effect for a period from the date hereof until the Fundamental Survival Date.

Section 10.2 Buyer Acknowledgment.

(a) Each of Buyer and Merger Sub acknowledges and agrees, on behalf of itself and each of their Affiliates, that (i) none of Buyer, Merger Sub or any of their respective Affiliates are affiliated with, related to, or have a fiduciary relationship with, the Stockholders, the Stockholders’ Representative, the Company or any of their respective Affiliates; and (ii) no third party is entitled to rely on or is otherwise intended to be a beneficiary of any representation made by or on behalf of the Company in or pursuant to this Agreement, or any of the statements or information contained herein or in any Appendix, Exhibit or Schedule hereto or otherwise furnished or made available to Buyer, Merger Sub or any of their respective Representatives, investment bankers or other Persons.

(b) Each of Buyer and Merger Sub acknowledges and agrees, on behalf of itself and their respective Affiliates, that it (i) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Company and its Subsidiaries and (ii) has been furnished with or given adequate access to such information about the Company and its Subsidiaries as it has requested.

(c) In connection with Buyer’s and Merger Sub’s investigation of the Company and its Subsidiaries, Buyer and Merger Sub and their respective Representatives have received from the Stockholders’ Representative, a Stockholder, or the Company (individually or through any of their Representatives or the Company’s Subsidiaries) certain projections, estimates and other forecasts and certain business plan information (collectively, “Projections”). Each of Buyer and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such Projections, that it is familiar with such uncertainties, that it is making its own evaluation of the adequacy and accuracy of all Projections so furnished or made available to it and any use of, or reliance by, it on such Projections shall be at its sole risk, and without limiting any other provisions in this Agreement or the Ancillary Agreements, that it shall have no claim against any Person with respect thereto except as otherwise provided herein. Each of Buyer and Merger Sub acknowledges that, except as expressly set forth in Article III and Article IV of this Agreement, none of the Stockholders, the Stockholders’ Representative, the Company or any of their Affiliates, nor any of their respective Representatives or direct or indirect equityholders or any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any Projections, any written or oral information regarding the Company or any of its Subsidiaries furnished or made available to Buyer, Merger Sub or their respective Representatives or otherwise with respect to any of the Company or any of its Subsidiaries or their operations, business, financial condition, assets, liabilities or prospects, and none of the Stockholders, the Stockholders’ Representative, the Company, its Subsidiaries, any of their respective Representatives or direct or indirect equityholders or any other Person shall have or be subject to any liability to Buyer, Merger Sub or any other Person resulting from the distribution to Buyer, Merger Sub or their respective Representatives or Affiliates, or Buyer’s or Merger Sub’s or any of their respective Representative’s or Affiliate’s use of, any such Projections, written or oral information, or any information, documents or material made available to Buyer, Merger Sub or their respective Representatives and Affiliates in any form.

Section 10.3 Indemnification of Buyer Indemnified Parties. Subject to the terms of this Article X, from and after the Closing, Buyer and its Affiliates (including, from and after the Closing, the Company and its Subsidiaries) and their respective officers, directors, stockholders, members, employees, successors and permitted assigns (collectively, the “Buyer Indemnified Parties”) shall be indemnified and held harmless by the Stockholders party hereto solely using the funds in the General Escrow Account except that, solely with respect to any Losses resulting from fraud, a breach of any Fundamental Representation, and with respect to Section 10.3(d), or Section 10.3(e), to the extent not satisfied by funds in the General Escrow Account, the Buyer Indemnified Parties shall also be indemnified by the Stockholders, severally but not jointly, to the extent provided in Section 10.5(a)(vii) and Section 10.10, as applicable, from and against any and all Losses incurred or suffered by any Buyer Indemnified Party resulting from, arising out of or related to (a) any breach or inaccuracy of any representation or warranty made by the Stockholders party hereto or the Company in this Agreement (other than any representation or warranty regarding tax matters contained in Sections 4.9, 4.13(f), and 4.17) as of the Closing Date (except in the case of any representation or warranty that is made as of a specific date, the breach or inaccuracy of such representation or warranty to be true and correct as of such date) to the extent that a Buyer Indemnified Party provides written notice of such breach or inaccuracy (which notice shall describe the applicable breach or inaccuracy in reasonable detail, include copies of all available material written evidence thereof and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the applicable Buyer Indemnified Party in connection therewith) to the Stockholders’ Representative prior to the applicable Survival Date, provided, however, that in the case of any representation or warranty (or the defined terms used in such representations or warranties) that is limited by qualifications as to materiality, Material Adverse Effect or any similar term, qualification or limitation based on materiality, the existence of any breach or failure to be true and correct for purposes of this Section 10.3 and the existence and scope of indemnification of any representation or warranty hereunder shall be determined as if such qualification or limitation based on materiality or Material Adverse Effect were not included therein, (b) any breach of any covenant or agreement of the Stockholders’ Representative contained in this Agreement or any Ancillary Agreement to which it is a party that are required to be performed by it after the Closing, (c) any Losses (including without limitation payment or payments in settlement or pursuant to any Order), not to exceed ten million dollars ($10,000,000) in the aggregate, resulting from, arising out of or related to the factual circumstances or claims underlying that certain Civil Investigative Demand dated May 15, 2014 or any proceeding or Order arising out of or resulting therefrom, or any other similar civil investigative demands, subpoenas, or notices, from any jurisdiction, received by the Company or any of its Subsidiaries whether prior to, at or following the Closing or any proceeding or Order arising out of or resulting therefrom (d) any payment required to be made to holders of Appraisal Shares who properly demand appraisal rights under Section 262, provided that for such purpose, the amount required to be indemnified shall be reduced by the portion of the Merger Consideration that would have been payable to the holder of such Appraisal Shares had they not exercised their appraisal rights under Section 262 and (e) the liabilities covered on Schedule F and any Taxes payable by the Buyer or any of its Affiliates (including, following the Closing, the Company and its Subsidiaries) in connection with the liabilities covered on Schedule F. Notwithstanding anything to the contrary in this Agreement, the Buyer Indemnified Parties’ rights to indemnification shall not be diminished or otherwise affected by any Buyer Indemnified Party’s knowledge, prior to the Closing, of any breach of a representation or warranty, or the underlying circumstances or causes of such a breach.

Section 10.4 Indemnification of Stockholder Indemnified Parties. Subject to the terms of this Article X, from and after the Closing, Buyer and Surviving Corporation shall, jointly and severally, indemnify the Stockholders’ Representative, the Stockholders, their respective Affiliates and their respective officers, directors, stockholders, members, employees, successors and permitted assigns (collectively, the “Stockholder Indemnified Parties”) and hold them harmless from and against any and all Losses incurred or suffered by a Stockholder Indemnified Party resulting from, arising out of or related to (a) any breach or inaccuracy of any representation or warranty made by Buyer or Merger Sub in this Agreement as of the Closing Date (except in the case of any representation or warranty that is made as of a specific date, the breach or inaccuracy of such representation or warranty to be true and correct as of such date) to the extent that a Stockholder Indemnified Party provides written notice of such breach or inaccuracy

(which notice shall describe the applicable breach or inaccuracy in reasonable detail, include copies of all available material written evidence thereof and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the applicable Stockholder Indemnified Party in connection therewith) to Buyer prior to the applicable Survival Date, provided, however, that in the case of any representation or warranty (or the defined terms used in such representations or warranties) that is limited by qualifications as to materiality, Material Adverse Effect or any similar term, qualification or limitation based on materiality, the existence of any breach or failure to be true and correct for purposes of this Section 10.4 and the existence and scope of indemnification of any representation or warranty hereunder shall be determined as if such qualification or limitation based on materiality or Material Adverse Effect were not included therein and (b) any breach of any covenant or agreement of Buyer, Company or Surviving Corporation contained in this Agreement or any Ancillary Agreement to which they are a party that are required to be performed by them after the Closing.

Section 10.5 Limitations on Indemnification.

(a) The indemnification provided for in each of Section 10.3(a) and Section 10.3(b) is subject to the following limitations:

(i) subject to Section 10.5(a)(ii) the Stockholders shall not be liable to the Buyer Indemnified Parties for any Losses (A) with respect to the matters described in Section 10.3(a) unless such Losses exceed an aggregate amount equal to $3,600,000 (the “Deductible Amount”) and then only for Losses in excess of the Deductible Amount and (B) in excess of $55,000,000 (the “Cap”) in the aggregate for the Stockholders with respect to Section 10.3(a) and Section 10.3(b) (except that any Losses resulting from Stockholder Indemnifiable Losses shall not be subject to the Cap, but shall be subject to the limitations set forth in Section 10.5(a)(vii));

(ii) without limiting the generality of the foregoing, any Losses arising out of any particular facts and circumstances shall not be entitled to indemnification under Section 10.3(a) and shall not be indemnifiable or counted toward satisfaction of the Deductible Amount unless they exceed $25,000 in the aggregate;

(iii) subject to Section 10.5(a)(ii), Buyer and Surviving Corporation shall not be liable to the Stockholder Indemnified Parties for any Losses (A) with respect to the matters described in Section 10.4(a) unless such Losses exceed an aggregate amount equal to the Deductible Amount and then only for Losses in excess of the Deductible Amount and (B) in excess of the Cap in the aggregate for Buyer with respect to Section 10.4(a) (except that any Losses resulting from Stockholder Indemnifiable Losses shall not be subject to the Cap, but shall be subject to the limitations set forth in Section 10.5(a)(vii));

(iv) neither the Stockholders nor Buyer shall have any obligations under or liabilities from and after the applicable Survival Date; provided that any claim for indemnity made by a Buyer Indemnified Party, in accordance with the terms of this Article X prior to the expiration of the applicable Survival Date will survive beyond the applicable Survival Date until such claim is finally and conclusively resolved;

(v) neither a Buyer Indemnified Party, nor the Buyer Indemnified Parties as a group or class, shall be entitled to recover from the Stockholders pursuant to this Article X more than once in respect of the same Losses suffered, and neither a Stockholder Indemnified Party, nor the Stockholder Indemnified Parties as a group or class, shall be entitled to recover from Buyer or Surviving Corporation pursuant to this Article X more than once in respect of the same Losses suffered;

(vi) each Buyer Indemnified Party and Stockholder Indemnified Party shall use its reasonable best efforts to mitigate any indemnifiable Loss, and in the event that a Buyer Indemnified Party or Stockholder Indemnified Party fails to so mitigate an indemnifiable Loss, the Stockholders, Buyer or Surviving Corporation (as Indemnified Party) shall have no liability for any portion of such Loss that reasonably could have been avoided had the Buyer Indemnified Party or Stockholder Indemnified Party, as applicable, made such efforts;

(vii) Notwithstanding anything to the contrary herein but subject to the provisions of this Section 10.5(a)(vii), with respect to any Losses with respect to which any of the Buyer Indemnified Parties is entitled to indemnification under or pursuant to this Article X, the sole and exclusive remedy and source of recovery shall be the funds in the General Escrow Account except as follows:

(A) there shall be a right of indemnification against the Stockholders, which shall not be subject to the Deductible Amount or the Cap, for any Losses resulting from fraud or a breach of any Fundamental Representation for which Buyer is entitled to indemnification pursuant to Section 10.3(c) or 10.3(d); provided, that if at any time any funds remain in the General Escrow Account, the Buyer Indemnified Parties shall first seek recovery from the funds in the General Escrow Account with respect to any such Losses prior to seeking indemnification from any Stockholder; and

(B) for any Losses for which Buyer is entitled to indemnification pursuant to Section 10.3(e), there shall be a right of indemnification against the Stockholders which shall not be subject to the Deductible Amount or the Cap, and the General Escrow Account shall not be available to satisfy such indemnification.

To the extent that any Buyer Indemnified Party shall be entitled to indemnification hereunder from the Stockholders for any Losses set forth in clause (a) of this Section 10.5(a)(vii) (other than a breach of a Fundamental Representation made pursuant to Article III) with respect to which a Buyer Indemnified Party has not received in full an indemnification payment hereunder and no funds then remain in either the General Escrow Account or Merger Consideration Escrow Account (or in the case of an indemnification for a Loss specified in clause (b) of this Section 10.5(a)(vii), whether or not such funds remain in such escrow accounts), then each Stockholder party hereto shall indemnify such Buyer Indemnified Party for the amount of such Loss multiplied by a fraction, the numerator of which is the cash Merger Consideration actually paid to such Stockholder hereunder, and the denominator of which is the aggregate cash Merger Consideration actually paid to all Fully Diluted Common Holders (it being acknowledged and agreed that such indemnification obligation is several and not joint as among the Stockholders). In the case of a breach of a Fundamental Representation made pursuant to Article III, only the Stockholder or Stockholders who have so breached such Fundamental Representation shall indemnify a Buyer Indemnified Party and only up to the amount of the Cash Merger Consideration actually paid to such Stockholder or Stockholders; and

(viii) Notwithstanding anything to the contrary herein, (i) the parties acknowledge and agree that no Stockholder or holder of Common Stock Options that is not a signatory hereto has any liability or obligations pursuant to this Article X; and (ii) with respect to any claim for fraud by any Buyer Indemnified Party, the limitations set forth in this Article X shall apply solely to any claim for indemnification pursuant to this Article X made in respect of such fraud.

(b) Notwithstanding anything to the contrary herein, except as provided in Section 2.11 (Post-Closing Merger Consideration Adjustment), Section 6.6 (Directors’ and Officers’ Exculpation; Indemnification), Article VIII (Tax Matters), Article XI (Termination) or Section 12.6 (Equitable Relief), and except in the case of fraud and for the right of specific performance, from and after the Closing the rights and remedies of Buyer, the Company, the Stockholders’ Representative and the Stockholders, and any Buyer Indemnified Party (each Buyer Indemnified Party is referred to herein as an “Indemnified Party”), under this Article X are exclusive and in lieu of any and all other rights and remedies which Buyer, the Company, the Surviving Corporation, the Stockholders’ Representative, or the Stockholders, or any Indemnified Party, may have under this Agreement or any Ancillary Agreement or otherwise against each other with respect to this Agreement or any Ancillary Agreement and with respect to the transactions contemplated hereby or thereby, and Buyer, the Company, the Surviving Corporation, the Stockholders’ Representative and the Stockholders each expressly waives and releases and agrees to waive and release any and all other rights or causes of action it or its Affiliates may have against the other party or its Affiliates now or in the future under any Law with respect to the preceding matters. In furtherance of the foregoing, subject to the exceptions set forth in the preceding sentence, each of the parties hereby waives, on behalf of itself and each of the other Indemnified Parties, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims and causes of action based on actual fraud) that it may have against any other parties to this Agreement or any Ancillary Agreement with respect to this Agreement or any Ancillary Agreement or in respect of the transactions contemplated hereby or thereby arising under or based upon any applicable Law or otherwise (except pursuant to the indemnification provisions set forth in this Article X, or the provisions of Section 2.11 (Post-Closing Merger Consideration Adjustment), Section 6.6 (Directors’ and Officers’ Exculpation; Indemnification), Article VIII (Tax Matters), Article XI (Termination) or Section 12.6 (Equitable Relief)).

Section 10.6 Adjustments to Losses.

(a) Notwithstanding anything to the contrary herein, no Buyer Indemnified Party shall have any right to indemnification under this Article X with respect to any Losses to the extent such Losses relate to any item specifically included on, or is a liability specifically reserved or accrued for (whether in whole or in part) in the Closing Statement or the calculation of the Final Payment Amount (or any component thereof) (as finally agreed upon or determined pursuant to Section 2.11) or that is otherwise specifically taken into account in the calculation of any adjustment to the Merger Consideration pursuant to Section 2.11.

(b) For all purposes of this Article X and Section 8.3, “Losses” shall be net of any amounts paid or payable to an Indemnified Party under any Insurance Policy or Contract in connection with the facts giving rise to the right of indemnification hereunder, and each Indemnified Party shall use its reasonable best efforts to recover all amounts payable from an insurer or other third party under any such insurance policy or Contract prior to seeking indemnification hereunder; provided, that the amount deemed to be paid under such Insurance Policies shall be net of (x) the deductible for such policies and (y) any increase in the premium for such policies arising from such Losses.

(c) If any Buyer Indemnified Party or the Surviving Corporation or any of its Subsidiaries recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates such Buyer Indemnified Party, the Company or any of its Subsidiaries (in whole or in part) in respect of any Loss which is the subject matter of the claim, such Buyer Indemnified Party, the Surviving Corporation and its Subsidiaries shall take all reasonable steps to enforce recovery against the third party and any actual recovery (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery. If Stockholders’ Representative or any Stockholder has paid an amount, or any amount is paid out of the General Escrow Account, in discharge of any claim under this Article X or any Buyer Indemnified Party or the Surviving Corporation or any of its Subsidiaries is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates such Buyer Indemnified Party or the Surviving Corporation or any of its Subsidiaries (in whole or in part) in respect of any Loss which is the subject matter of the claim, the Stockholders’ Representative and each Stockholder shall be subrogated to all rights that such Buyer Indemnified Party or the Surviving Corporation or any of its Subsidiaries has or would otherwise have in respect of the claim against the third party, or if subrogation is not possible or, the Buyer Indemnified Party, the Surviving Corporation and its Subsidiaries shall take all action necessary to enforce such recovery and shall pay (or cause to be paid) to Stockholders’ Representative (for the benefit of the Fully Diluted Common Holders) as soon as practicable after receipt an amount equal to (x) any sum recovered from the third party less any costs and expenses reasonably incurred in obtaining such recovery or, if less, (y) the amount previously paid by the Stockholders’ Representative or any Stockholder (or the amount of funds in the General Escrow Account paid or distributed) to such Buyer Indemnified Party, the Surviving Corporation and its Subsidiaries.

Section 10.7 Characterization of Indemnification Payments. All payments made (or deemed to be made, in accordance with this Agreement) by any indemnifying party (“Indemnifying Party”) to an Indemnified Party with respect to any claim pursuant to Section 10.3 shall be treated, to the fullest extent possible under applicable Law, as adjustments to the Merger Consideration for Tax purposes.

Section 10.8 Scheduled Indemnification. The Buyer Indemnified Parties shall be reimbursed for all attorneys’ fees and reasonable costs and expenses arising out of or related to the matters set forth on Schedule 10.8, as well as 50% of any Losses resulting from any settlement or Order arising out of or related to any dispute, litigation or proceeding involving the matters set forth on Schedule 10.8. The obligations pursuant to this Section 10.8 will not be subject to the Deductible Amount, but will be subject to the Cap, and such fees, costs, expenses and Losses shall be satisfied solely through payment from the General Escrow Account.

Section 10.9 Third-Party Claim Indemnification Procedures.

(a) In the event that any written claim or demand for which an Indemnifying Party may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly, but in no event more than thirty days following such Indemnified Party’s receipt of a Third-Party Claim, notify the Indemnifying Party of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent, if any, then ascertainable, any other remedy sought thereunder, any relevant time constraints relating thereto, a reasonably detailed explanation of the events giving rise to such Third-Party Claim and any other material details pertaining thereto (a “Claim Notice”); provided that the failure to timely give a Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party shall have been actually and materially prejudiced by such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.

(b) In the event that the Indemnifying Party notifies the Indemnified Party that it elects to defend the Indemnified Party against a Third-Party Claim, then, except as hereinafter provided, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings, which proceedings shall be promptly settled or prosecuted by it to a final conclusion; provided however, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, consent to the entry of any judgment against the Indemnified Party or enter into any settlement or compromise which does not include, as an unconditional term thereof, the giving by the claimant or plaintiff to the Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation. If any Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense. Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent. If the Indemnifying Party assumes the defense of a Third-Party Claim and is in good faith contesting such Third-Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Party may reasonably recommend and that by its terms (i) obligates the Indemnifying Party to pay (or obligates the use of the funds in the General Escrow Account to pay) the full amount of Losses in connection with such Third-Party Claim (other than with respect to any Losses (or portion thereof) that are not required to be paid as a result of such Losses being (or portion thereof) within the Deductible Amount or in excess of the Cap), (ii) fully and unconditionally (other than conditions relating solely to the making of the settlement payment) releases the Indemnified Party in connection with such Third-Party Claim and (iii) imposes no non-monetary or other remedy relating to the Indemnified Party or its conduct or business.

(c) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant Books and Records, and employees. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of Books and Records and information that are reasonably relevant to such Third-Party Claim, and making employees and Representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. The Indemnified Party and the Indemnifying Party shall use reasonable commercial efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(d) In the event of any conflict between the provisions of this Section 10.9 and Section 8.4 in respect of any Tax Contest, the provisions of Section 8.4 shall control

Section 10.10 Direct Claim Indemnification Procedures. Except with respect to claims relating to Taxes (which are the subject to Article VIII), each Indemnified Party shall assert any claim on account of any Losses which do not result from a Third-Party Claim (a “Direct Claim”) by giving the Indemnifying Party written notice thereof reasonably promptly (and, in any event, no later than 30 days following the Indemnified Party’s discovery of the applicable Losses reasonably likely to give rise to a claim under this Article X). Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, include copies of all available material written evidence thereof and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the Indemnified Party; provided that the failure to timely give such notice shall not affect the rights of an Indemnified Party hereunder unless (i) such failure has a material prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Direct Claim, (ii) the Indemnifying Party’s or the Indemnified Party’s ability to mitigate such Direct Claim, or (iii) the indemnification obligations are materially increased as a result of such failure.

Section 10.11 Release of Escrow Fund.

(a) Notwithstanding anything to the contrary contained herein, the parties hereby acknowledge and agree that, for so long as there are any funds in the General Escrow Account, (i) in the event that Buyer and Stockholders’ Representative agree pursuant to a joint memorandum of agreement there is any amount due and payable to any Buyer Indemnified Party pursuant to this Agreement (an “General Escrow Account Indemnification Payment”), or (ii) in the event that there should be issued an arbitration determination or award pursuant to Section 12.4 or a binding Order, in each case, providing for the payment to any Buyer Indemnified Party of any amount from the General Escrow Account, then, upon written notice by Buyer (with a copy to the Stockholders’ Representative) and Stockholders’ Representative (with a copy to Buyer), in the event of an Agreed Claim, or upon written notice by Buyer (with a copy to the Stockholders’ Representative) in the event of such an arbitration determination or award or an Order, to the Escrow Agent, a release of funds from the General Escrow Account equal in amount to the General Escrow Account Indemnification Payment shall become immediately due and payable, and the Escrow Agent shall be directed to release such amount to Buyer within two (2) Business Days following the date of such direction notice.

(b) On the General Survival Date (or, if such day is not a Business Day, then on the immediately succeeding Business Day), all remaining amounts in the General Escrow Account shall become due and payable, and the Escrow Agent shall release (and Buyer and Stockholders’ Representative shall instruct the Escrow Agent to so release) all such remaining amounts in the General Escrow Account in cash to Stockholders’ Representative (for the benefit of the Fully Diluted Common Holders); provided that if, on such day, any claim or claims for indemnification in accordance with the requirements of Section 10.9 or Section 10.10, as applicable, by any Buyer Indemnified Party to the Stockholders’ Representative and the Escrow Agent under this Article X is pending, then the amount that would otherwise be paid by the Escrow Agent to Stockholders’ Representative (for the benefit of the Fully Diluted Common Holders) pursuant to this sentence shall be reduced by the amount of such claim or claims. Such amount that is not so released from the General Escrow Account as a result of such claim shall become due and payable when such claim becomes an Agreed Claim, and the Escrow Agent shall, within two (2) Business Days following the date on which Buyer and Stockholders’ Representative give the Escrow Agent written notice of the occurrence of an Agreed Claim (with a copy to the other party), release the applicable General Escrow Account Indemnification Payment to Buyer, if any, and any remaining amounts in the General Escrow Account to the Stockholders’ Representative (for the benefit of the Fully Diluted Common Holders). Subject to Section 2.12 hereof, when no claims made in accordance with the requirements of Section 10.9 or Section 10.10, as applicable, against the Escrow Fund are remaining, the Escrow Agent shall release the remaining amounts to Stockholders’ Representative (for the benefit of the Fully Diluted Common Holders).

ARTICLE XI

TERMINATION

Section 11.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Buyer and Stockholders’ Representative;

(b) by either Buyer or the Stockholders’ Representative, by giving written notice of such termination to the other parties, on or after September 22, 2014, the date that is ninety (90) days following the date hereof, (the “Outside Date”), if the Closing shall not have occurred, subject to Section 12.6, prior to the Outside Date, such Outside Date to be extended an additional one hundred twenty (120) days (i) should the Company or the Buyer receive any formal Request for Additional Information that may be issued under the HSR Act by the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission or any similar request for additional information that may be issued by any Governmental Entity pursuant to any Competition/Investment Law in connection with the transactions contemplated by this Agreement or (ii) if on the first date that the Outside Date would otherwise occur the conditions to Closing set forth in Section 9.1(a) (by reason of a Request for Additional Information or similar request for additional information, as referred to in clause (i)) and/or Section 9.1(b) shall not have been satisfied but all other conditions to Closing set forth in Article IX shall be satisfied or waived other than conditions that by their terms are to be satisfied at the Closing; provided that the right to terminate this Agreement or extend the Outside Date pursuant to this Section 11.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by either Buyer or the Stockholders’ Representative in the event that any Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, shall have become final and nonappealable;

(d) by Buyer, if there has been a material violation or breach by the Company or Stockholders’ Representative of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or covenant or agreement contained in this Agreement which, in either case, would prevent the satisfaction of or result in the failure of any condition to the obligations of Buyer or Merger Sub at the Closing and such violation or breach has not been waived by Buyer or, in the case of a breach of any covenant or agreement under this Agreement that is curable, has not been cured by the Company or Stockholders’ Representative prior to the earlier to occur of (x) thirty (30) days after receipt by the Company, as applicable, of written notice of such breach from Buyer and (y) the Outside Date; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 11.1(d) at any time during which Buyer or Merger Sub is in material breach of this Agreement;

(e) by Stockholders’ Representative, if there has been a material violation or breach by Buyer or Merger Sub of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or covenant or agreement contained in this Agreement which would, in either case, prevent the satisfaction of or result in the failure of any condition to the obligations of the Company at the Closing and such violation or breach has not been waived by the Company or, with respect to a breach of any covenant or agreement under this Agreement that is curable, has not been cured by Buyer prior to the earlier to occur of (x) thirty (30) days after receipt by Buyer of written notice of such breach from the Company or (y) the Outside Date; provided, however, that the Stockholders’ Representative may not terminate this Agreement pursuant to this Section 11.1(e) at any time during which the Company is in material breach of this Agreement; or

(f) by Buyer, if there shall have occurred a Material Adverse Effect.

Section 11.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 11.1, this Agreement, insofar as it relates to the parties’ rights and obligations relating thereto, shall thereafter become void and have no effect, and no party shall have any liability to the other party or their respective Affiliates, or their respective directors, officers, stockholders, partners, members, attorneys, accountants, agents, representatives or employees or their heirs, successors and permitted assigns, except for the obligations of the parties contained in Section 6.5, this Section 11.2 and Article XII (including Section 12.6) (and any related definitional provisions set forth in Article I or Appendix A), and except that nothing in this Section shall relieve either party from liability for any willful and material breach of this Agreement that arose prior to or concurrently with such termination.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Notices. All notices, consents, waivers, agreements or other communications hereunder shall be deemed effective or to have been duly given and made (and shall be deemed to have been duly given or made upon receipt) only if in writing and if (a) served by personal delivery upon the party for whom it is intended, (b) delivered by overnight air courier or (c) sent by facsimile transmission or email, with confirmation of transmission, in each case, to such party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such party:

To Buyer, or after Closing, the Surviving Corporation:

Generics International (US), Inc.

1400 Atwater Drive

Malvern, PA 19355

Telephone: (484) 216-4116

Facsimile No.: (610) 884-7159

Attention: Caroline B. Manogue, Esq.

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Telephone:	(212) 735-3743
Facsimile No.:	(917) 777-3743
Attention:	Eileen T. Nugent, Esq.
Brandon Van Dyke, Esq.

To, prior to the Closing, the Company:

DAVA Pharmaceuticals, Inc.

400 Kelby Street, 10th Floor

Fort Lee, NJ 07024

Telephone: 201-947-7442

Facsimile No.: 201-947-7536

Attention: General Counsel

With a copy (which shall not constitute notice) to:

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036 – 6797

Telephone :	(212) 698-3500
Facsimile No.:	(212) 698-3599
Attention:	Carl deBrito
(carl.debrito@Dechert.com)
Richard Goldberg
(richard.goldberg@Dechert.com)

To the Stockholders’ Representative:

DAVA SR, LLC

P.O. Box 20

Lennox Hill Station

New York, NY 10023

Attention: Lewis Tepper

With a copy (which shall not constitute notice) to:

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036 – 6797

Telephone :	(212) 698-3500
Facsimile No.:	(212) 698-3599
Attention:	Carl deBrito
(carl.debrito@Dechert.com)
Richard Goldberg
(richard.goldberg@Dechert.com)

All such notices, demands or communications shall be deemed to have been given and received on the date delivered by personal delivery, facsimile transmission or email (if received prior to 5:00 p.m. New York City time on a Business Day (or otherwise on the next Business Day)), or if mailed, four (4) days after mailing (or one (1) Business Day in the case of overnight air courier services), except that any notice of change of address shall be effective only upon actual receipt thereof.

Section 12.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, (i) in the case of an amendment, by Buyer and the Stockholders’ Representative, or (ii) in the case of a waiver, by the party against whom such waiver is intended to be effective (provided that the Stockholders’ Representative may waive any provision of this Agreement on behalf of any Stockholder); provided, however, that after the adoption of this Agreement by the requisite number of Stockholders in accordance with the Organizational Documents of the Company and the provisions of the DGCL, no amendment shall be made that by law requires further approval by the Stockholders without obtaining such requisite approval under the DGCL, except to the extent the approval of such Stockholders can be given by the Stockholders’ Representative under applicable law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 12.3 No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. Notwithstanding the foregoing, no party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party hereto and any purported assignment in violation of the foregoing shall be null and void. Except to the extent expressly set forth in Section 6.6, Section 12.5, Section 12.16, Section 12.19, Article X or Article XI, nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, the Company, the Stockholders and the Stockholders’ Representative, and their respective successors, legal representatives and permitted assigns, any rights, benefits or remedies under or by reason of this Agreement.

Section 12.4 Entire Agreement; Inconsistency. This Agreement (including all Schedules, Exhibits and Appendices hereto), the Confidentiality Agreement and the Ancillary Agreements contain the entire agreement among the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, oral or written, with respect to such matters. In the event and to the extent that there shall be an inconsistency between the provisions of this Agreement and the provisions of the Confidentiality Agreement or an Ancillary Agreement, this Agreement shall prevail. The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties hereto acknowledges that it has been represented by an attorney in connection with the preparation and execution of this Agreement, the Confidentiality Agreement and the Ancillary Agreements.

Section 12.5 Satisfaction of Obligations. Any obligation of any party to any other under this Agreement, that is performed, satisfied or fulfilled completely by an Affiliate of such party shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 12.6 Equitable Relief. The parties hereto agree that if any of the provisions of this Agreement were not to be performed as required by their specific terms or were to be otherwise breached, irreparable damage will occur and no adequate remedy at Law would exist and damages would be difficult to determine, and that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches, and to specific performance of the terms, of this Agreement (including causing the transactions contemplated hereby to be consummated on the terms and subject to the conditions thereto set forth in this Agreement), in addition to any other remedy at Law or equity. No party hereto shall oppose, argue, contend or otherwise be permitted to raise as a defense that an adequate remedy at Law exists or that specific performance or equitable or injunctive relief is inappropriate or unavailable. The parties hereto further agree that nothing in this Section 12.6 shall require any party hereto to institute any Litigation for specific performance under this Section 12.6 prior or as a condition to exercising any termination right under Article XI, nor shall the commencement of any Litigation pursuant to this Section 12.6 or anything set forth in this Section 12.6 restrict or limit the parties’ respective right to terminate this Agreement in accordance with the terms hereof; it being understood and agreed by the parties, prior to the Closing, that during the pendency of any Litigation initiated by a party under this Section 12.6, each of the parties shall maintain their respective rights to terminate this Agreement under Section 11.1. If any party hereto, prior to the Closing, brings any Litigation to enforce specifically the performance of the terms and provisions hereof by any other party (or a Litigation for monetary damages as described in the following sentence) and the Outside Date has not yet passed, the Outside Date shall automatically be extended by (x) the amount of time during which such Litigation is pending, plus 20 Business Days or (y) such other time period established by the Delaware Court presiding over such Litigation. If any party hereto, prior to the Closing, institutes a Litigation for injunctive relief or specific performance and a court of competent jurisdiction does not award injunctive relief or specific performance in a final Order in accordance with this Section 12.6, then such party may institute a Litigation for monetary damages to the extent damages are available under Section 11.2. Notwithstanding anything in this Agreement to the contrary, if any party is awarded injunctive relief or specific performance as a result of which the Closing actually occurs, such equitable relief shall be such party’s sole and exclusive remedy under this Agreement solely with respect to failure to consummate the Closing.

Section 12.7 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses, including, but not limited to, complying with any formal Request for Additional Information that may be issued under the HSR Act by the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission or any similar request for additional information that may be issued by any Governmental Entity pursuant to any Competition/Investment Law in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing or anything to the contrary herein, (x) all filing fees to be paid in connection with the HSR Act or any other Competition/Investment Law shall be paid by Buyer and (y) the fees and expenses incurred in connection with the obligations to obtain D&O Insurance set forth in Section 6.6 shall be paid by Buyer.

Section 12.8 Schedules. Any exception or qualification set forth on the Schedules with respect to a particular representation, warranty or covenant contained in this Agreement shall be deemed to be an exception or qualification with respect to all other applicable representations, warranties and covenants contained in this Agreement to the extent that it is readily apparent on the face of such disclosure that such disclosure is applicable thereto; but shall not be deemed to constitute an admission by Buyer or the Company, the Stockholders’ Representative or any Stockholder or to otherwise imply that any such matter or Contract is material for the purposes of this Agreement and shall not affect the interpretation of such term for the purposes of this Agreement. In particular, (a) certain matters may be disclosed on the Schedules that may not be required to be disclosed because of certain minimum thresholds or materiality standards set forth in this Agreement, (b) the disclosure of any such matter does not mean that it meets or surpasses any such minimum thresholds or materiality standards and (c) no disclosure in the Schedules relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of such matters in any Schedule be deemed or interpreted to expand the scope of the Company’s representations and warranties contained in this Agreement. The section headings in the Schedules are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any information disclosed herein or any provision of this Agreement. All attachments to the Schedules are incorporated by reference into the Schedule in which they are directly or indirectly referenced. The information contained in the Schedules is in all events subject to Section 6.5 and the Confidentiality Agreement.

Section 12.9 Governing Law; Submission to Jurisdiction; Selection of Forum. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE IN THE UNITED STATES OF AMERICA, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF. Each party hereto agrees that it shall bring any Litigation with respect to any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Agreements, exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware) (such courts, collectively, the “Delaware Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement or any of the Ancillary Agreements (i) irrevocably submits to the exclusive jurisdiction of the Delaware Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Delaware Courts, (iii) waives any objection that the Delaware Courts are an inconvenient forum or do not have jurisdiction over either party hereto, (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12.1 of this Agreement, although nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by Law and (v) agrees not to seek a transfer of venue on the basis that another forum is more convenient. Notwithstanding anything herein to the contrary, (i) nothing in this Section 12.9 shall prohibit any party from seeking or obtaining orders for conservatory or interim relief from any court of competent jurisdiction and (ii) each party hereto agrees that any judgment issued by a Delaware Court may be recognized, recorded, registered or enforced in any jurisdiction in the world and waives any and all objections or defenses to the recognition, recording, registration or enforcement of such judgment in any such jurisdiction.

Section 12.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ANY ANCILLARY AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF

LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (d) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND EACH ANCILLARY AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 12.11 Arbitration.

(a) Notwithstanding anything in this Agreement to the contrary but except to the extent provided in Section 2.11, all disputes among the parties hereto arising after the Closing shall, if not otherwise resolved by discussions between such parties, be submitted to binding arbitration by a panel of three neutral arbitrators pursuant to the Commercial Arbitration Rules of the American Arbitration Association (the “AAA”).

(b) The parties shall contract with the arbitrators to commence the arbitration hearing within thirty (30) days of the demand for arbitration pursuant to Section 12.11(a); provided, however, that if the parties cannot agree on the arbitrators within such thirty (30) day period, the arbitrators shall be selected by the New York, New York office of the AAA or, if such office does not exist or is unable to make the selections, by the office of the AAA nearest to New York, New York. Each arbitrator shall be a lawyer knowledgeable and experienced in the applicable Laws concerning the subject matter of the dispute. In any case no arbitrator shall be an Affiliate, employee, consultant, officer, director or stockholder of any party hereto, or otherwise have any current or previous relationship with either the Company, the Stockholders or Buyer or their respective Affiliates. The governing Law in Section 12.9 shall govern any such arbitration proceedings. The arbitration shall be held in New York, New York. Any arbitration award may be entered in and enforced by any court having jurisdiction.

(c) The arbitrators, by accepting their appointment, undertake to conduct the process such that the award be rendered within six (6) months of their appointment. The determination of the majority of the arbitrators as to the resolution of any dispute or any other decision to be made by the arbitrators shall be binding and conclusive upon all parties. All rulings of the arbitrators shall be in writing and shall be delivered to the parties except to the extent that the Commercial Arbitration Rules of the AAA provide otherwise.

(d) If arbitrated, the arbitrators shall be given the authority to award fees and costs to the prevailing party or as otherwise determined by the arbitrators.

(e) Except as otherwise determined by the arbitrator pursuant to Section 12.11(d) or as provided elsewhere in this Agreement, the expenses of any arbitration shall be borne equally by the parties to such arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and legal counsel.

Section 12.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which, including those received via facsimile transmission or email, shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 12.13 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 12.14 No Setoff; No Withholding. There shall be no right of setoff or counterclaim with respect to any claim, debt or obligation, against payments to any of Buyer, the Company, the Stockholders’ Representative, holders of Company Stock Options or the Stockholders or their respective Affiliates under this Agreement or the Ancillary Agreements. Except to the extent expressly set forth herein or as required by applicable Law, any and all payments made to the Stockholders’ Representative, holders of Company Stock Options or Stockholders under this Agreement (including pursuant to 0) shall be made free and clear of any deduction or withholding.

Section 12.15 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 12.16 Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith, each party hereby acknowledges and agrees that, except for in the case of fraud, it has no right of recovery against, and no personal liability shall attach to, the former, current or future direct or indirect equityholders, directors, officers, employees, incorporators, agents, attorneys, representatives, Affiliates, members, managers, general or limited partners or assignees of the Stockholders’ Representative, any Stockholder or any former, current or future direct or indirect equity holder, director, officer, employee, incorporator, agent, attorney, representative, general or limited partner, member, manager, Affiliate, agent, assignee or representative of any of the foregoing (collectively, the “Seller Affiliates”), through the Stockholders’ Representative, any Stockholder or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of Buyer or the Surviving Corporation or any Buyer Indemnified Party against the Stockholders, the Stockholders’ Representative or the Seller Affiliates by the enforcement of any assessment or by any legal or equitable Litigation, by virtue of any Law, or otherwise, except for Buyer’s rights to recover from the Stockholders (but not any of the other Seller Affiliates) under and to the extent expressly provided for in this Agreement or any Ancillary Agreement, subject to the limitations described herein. Except with regard to fraud, recourse against either the Stockholders or Buyer under this Agreement (subject to the limitations described herein) shall be the sole and exclusive remedy of Buyer and any other Person against the Stockholders, the Stockholders’ Representative or any Seller Affiliate in respect of any Losses, liabilities or obligations arising under, or in connection with, this Agreement, any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby. Buyer hereby covenants and agrees, on behalf of itself and its Affiliates and Representatives, that it and they shall not institute, and it and they shall cause their respective Affiliates not to institute, any Litigation or bring any other claim arising under, or in connection with, this Agreement, any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby against the Stockholders, the Stockholders’ Representative or any Seller Affiliates except for claims against the Stockholders pursuant to the express terms of this Agreement subject to the limitations described herein. Notwithstanding anything to the contrary herein but except solely with respect to Section 12.19(e), from and after the Closing, in no event shall Buyer, the Stockholders, the Stockholders’ Representative or any other Person be liable for any punitive damages as a result of or in connection with the execution, delivery, breach or performance (or failure to perform) this Agreement, any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby.

Section 12.17 Service of Process. Service upon any party hereto of any notice, process, motion or other document in connection with Litigations relating in any with or to this Agreement or the subject matter hereof may be effectuated by service upon such party at the address set forth in Section 12.1 hereof or such other address as provided to each other party in accordance with the notice provisions set forth in Section 12.1 hereof at least ten (10) days prior to such change in address; provided that if such party changes its address and fails to provide notice as set forth in this Section 12.17, then service upon such party may be effected by service upon (i) such attorney with an office in New York, New York, as agent for such party, as may be specified by such party by notice to the other party hereto or (ii) by personal service or in the same manner as notices are to be given pursuant to Section 12.1 or any other manner permitted by Law. Each of the parties to this Agreement expressly and irrevocably agrees that service in accordance with this Section 12.17 will be effective and sufficient service of process. Nothing herein shall affect the right to serve process in any other manner permitted by applicable Law; it being agreed and understood, however, that no Person shall be obligated to serve process in any other way than as provided herein.

Section 12.18 Currency. Notwithstanding anything to the contrary herein, all payments required to be made hereunder, or as a result of a breach or violation hereof, shall be made in United States dollars, and, when any amount is paid with respect to the foregoing such amount shall be the United States dollar amount thereof on the applicable date of funding regardless of the amount or type of currency necessary to be exchanged or converted in order to satisfy, pay or fund such amount in United States dollars.

Section 12.19 Stockholders’ Representative.

(a) The Stockholders hereby irrevocably appoint the Stockholders’ Representative as the exclusive proxy, representative, agent and attorney-in-fact of each of the Stockholders for all purposes under this Agreement, with full power of substitution, to make all decisions and determinations and to act and execute, deliver and receive all documents, instruments and consents on behalf of such Stockholders at any time, in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of, this Agreement and the Ancillary Agreements contemplated hereunder, and to facilitate the consummation of the Merger, and in connection with the activities to be performed by or on behalf of the Stockholders under this Agreement and the Ancillary Agreements, and each other agreement, document, instrument or certificate referred to herein or therein (including in connection with any and all claims for indemnification brought pursuant to this Agreement or the Ancillary Agreements). The Stockholders’ Representative may resign by providing thirty (30) days’ prior written notice to each Stockholder and Buyer. Upon the resignation of the Stockholders’ Representative, such Stockholders who, immediately prior to the Effective Time, held a majority of the Company Stock shall appoint a replacement Stockholders’ Representative to serve in accordance with the terms of this Agreement, provided, that if the holders of a majority of the Company Stock fail to appoint a replacement Stockholder Representative in accordance with the preceding clause of this sentence within forty-five (45) days of such Stockholders’ Representative resigning or becoming unable to serve, then Buyer shall have the right to replace the Stockholder’ Representative who shall serve until a successor is duly appointed by a majority of the Stockholders party to this Agreement. The Stockholders’ Representative shall have no other duties or obligations, at law, in equity, by contract or otherwise, to act on behalf of any Stockholder, except for those duties or obligations expressly set forth in this Agreement. The appointment as Stockholders’ Representative shall not be deemed to create any partnership or other fiduciary or similar relationship between the Stockholders’ Representative or any Stockholder.

(b) Without limiting the generality of the foregoing, the Stockholders’ Representative shall be granted the power to take any of the following actions on behalf of such Stockholders: (i) to execute and deliver this Agreement and the Ancillary Agreements (in each case, with such modifications or changes therein as to which the Stockholders’ Representative, in his, her or its sole discretion, shall have consented) and to agree to such amendments or modifications thereto as the Stockholders’ Representative, in his, her or its sole discretion, may deem necessary or desirable; (ii) to give and receive notices, communications and consents under this Agreement or the Ancillary Agreements; (iii) to receive and distribute payments pursuant to this Agreement or the Ancillary Agreements; (iv) to resolve any disputes under, or waive any provision of, this Agreement or the Ancillary Agreements; (v) to authorize delivery to any Indemnified Party of cash or other property from the General Escrow Account or Merger Consideration Escrow Account pursuant to this Agreement or the Escrow Agreement; (vi) to assert any claim or institute any Litigation; (vii) to investigate, defend, contest or litigate any Litigation initiated by any Person against the Stockholders’ Representative or the General Escrow Amount; (viii) to receive process on behalf of any or all such Stockholders in any such Litigation; (ix) to negotiate, enter into settlements and comprises of, resolve and comply with orders of courts and awards of arbitrators or other third party intermediaries with respect to any disputes arising under this Agreement or the Ancillary Agreements and with respect to indemnification claims under this Agreement or the Ancillary Agreements; (x) to agree to any offsets or other additions or subtractions of amounts to be paid under this Agreement or the Ancillary Agreements; (xi) to cause the General Escrow Amount and the Merger Consideration Escrow Amount to be invested in accordance with the terms and conditions of the Escrow Agreement, it being understood and agreed that in no event shall the Stockholders’ Representative be deemed to be providing investment advice with respect to the investment of any such funds, nor shall it have any liability for any loss incurred in connection with the investment of the General Escrow Amount or the Merger Consideration Escrow Amount; (xii) to finalize any post-Closing adjustment of the Merger Consideration; (xiii) to distribute any amounts to the Fully Diluted Common Holders after the Closing Date pursuant to this Agreement (including Section 2.11, Section 2.12, Section 2.13, Section 8.5, and Article X) or the Escrow Agreement (after paying any portions thereof to recipients of bonus payments) and (xiv) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all actions that the Stockholders’ Representative, in his, her or its sole discretion, may consider necessary or proper or convenient in connection with or to consummate the Merger and carry out the activities described in this Agreement and the Ancillary Agreements. The Stockholders’ Representative shall not be responsible for any Loss suffered by, or liability of any kind to, such Stockholders arising out of any act done or omitted by the Stockholders’ Representative in connection with the acceptance or administration of the Stockholders’ Representative’s duties hereunder, except to the extent such act or omission constitutes gross negligence or willful misconduct.

(c) Such appointment of the Stockholders’ Representative by the Stockholders is coupled with an interest and may not be revoked in whole or in part (including, upon the death or incapacity of any such Stockholder). Such appointment is binding upon the heirs, executors, administrators, estates, personal representatives, successors and assigns of each such Stockholder. All decisions of the Stockholders’ Representative are final and binding on all of the Stockholders, and shall be deemed authorized, approved, ratified and confirmed by the Stockholders, having the same force and effect as if performed by, or pursuant to the direct authorization of, the Stockholders, and no Stockholder shall have any right to challenge or otherwise question any such action, decision or instruction. Each Stockholder hereby waives any and all defenses which may be available to contest, negate or disaffirm any action of the Stockholders’ Representative taken in connection with the authority granted by this Agreement.

(d) The Stockholders’ Representative shall receive no compensation for service as such, but shall be entitled to hold the Reserve Amount, and to use all or a portion of the Reserve Amount to satisfy its payment obligations under this Agreement or any Ancillary Agreement and to reimburse itself for any and all expenses, charges and liabilities, including reasonable attorneys’ fees incurred by the Stockholders’ Representative in the performance or discharge of its duties pursuant to this Section 12.19; provided, however, the Stockholders’ Representative shall be entitled to hire counsel, accountants, tax preparers and other advisors and experts to assist or advise it in connection with the performance of its rights or obligations pursuant to this Section 12.19 or under the Escrow Agreement, and all such reasonable expenses incurred by the Stockholders’ Representative, including expenses relating to any such counsel, accountant, tax preparer, advisor or expert, shall be reimbursed using the Reserve Amount.

(e) The Stockholders shall indemnify on a several, but not joint basis (on a pro rata basis, in proportion to their respective share of the Merger Consideration) the Stockholders’ Representative for, and shall hold the Stockholders’ Representative harmless against, any damage, loss, charge, liability, claim, demand, action, suit, judgment, settlement, award, interest, penalty, fee, cost and expense (including reasonable attorneys’ fees and disbursements) incurred by the Stockholders’ Representative or any of its Affiliates and any of their respective managers, directors, officers, employees, agents, members, partners, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Stockholders’ Representative’s conduct or role as Stockholders’ Representative, other than damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, awards, interest, penalties, fees, costs and expenses that have been finally determined by a court of competent jurisdiction to have primarily resulted from the Stockholders’ Representative’s fraud or willful misconduct in connection with its performance under this Agreement. This indemnification shall survive the termination of this Agreement. The Stockholders’ Representative shall have the right to cause the satisfaction of some or all of such indemnification obligations using any then available proceeds contained in the Reserve Amount. The Stockholders’ Representative may, in all questions arising under this Agreement, rely on the advice of counsel, advisor or expert, and for anything done, omitted or suffered in good faith by the Stockholders’ Representative in accordance with such advice, and the Stockholders’ Representative shall not be liable to the Stockholders or any other person in connection therewith. In no event shall the Stockholders’ Representative be liable hereunder or in connection herewith for any consequential, indirect, incidental, special, unforeseen, exemplary or punitive damages, including diminution of value, loss of business or reputation or opportunity, and in particular, without limitation, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of Losses. The Stockholders’ Representative shall not be liable to any Stockholder for any action taken or omitted by the Stockholders’ Representative under this Agreement, the Escrow Agreement or any other document executed or delivered hereunder, or in connection therewith, except that the Stockholders’ Representative shall not be relieved of any liability imposed by law to the extent it is finally determined to have primarily resulted from fraud or willful misconduct of the Stockholders’ Representative.

(i) Under no circumstances does Buyer have any obligations with regard to any Stockholder, the Stockholders’ Representative or any Affiliates of any Stockholder or the Stockholders’ Representative, except payment of amounts set forth herein not to exceed the Base Enterprise Value plus the Milestone Payments, if payable.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above, with Endo Guarantor a party to this Agreement solely for purposes of Section 6.10 hereof.

DAVA PHARMACEUTICALS, INC.

By:	/s/ Lewis Tepper
Name:	Lewis Tepper
Title:	General Counsel, Chief Operating Officer, Treasurer and Secretary

GENERICS INTERNATIONAL (US), INC.

By:	/s/ Rajiv De Silva
Name:	Rajiv De Silva
Title:	President and Chief Executive Officer

GENERICS MERGER SUB INC.

By:	/s/ Rajiv De Silva
Name:	Rajiv De Silva
Title:	President and Chief Executive Officer

SOLELY FOR PURPOSES OF SECTION 6.10 HEREOF

ENDO PHARMACEUTICALS INC.

By:	/s/ Rajiv De Silva
Name:	Rajiv De Silva
Title:	President and Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVE:

DAVA SR, LLC:

By:	/s/ Lewis Tepper
Name:	Lewis Tepper
Title:	Member

STOCKHOLDERS

GUGGENHEIM PHARMA INVESTOR, LLC

BY:	GUGGENHEIM CAPITAL, LLC, its Manager

By:	/s/ Christopher Antonow
Name:	Christopher Antonow
Title:	Assistant Secretary

GUGGENHEIM PHARMA INVESTOR II, LLC

BY:	GUGGENHEIM CAPITAL, LLC, its Manager

By:	/s/ Christopher Antonow
Name:	Christopher Antonow
Title:	Assistant Secretary

GPI3, LLC

BY:	TEK FINANCIAL, LLC, its Manager

By:	/s/ John T. Griffin
Name:	John T. Griffin
Title:	Authorized Signatory

DAVA PARTNERS LLC

BY:	Its Managing Member

EVANSIC INTERNATIONAL LIMITED

FOR AND ON BEHALF OF: HELVETICA DIRECTORS INC.

By:	/s/ Kelvin Mitchell
Name:	Kelvin Mitchell
Title:	Authorized Signatory

RENOVATIO PHARMA LTD.

By:	/s/ John Terry
Name:	John Terry
Title:	Chief Operating Officer

[INDIVIDUAL STOCKHOLDERS PARTY HERETO]

APPENDIX A

DEFINITIONS

In this Appendix, and in the Agreement and the other Appendices and Schedules thereto, unless the context otherwise requires, the following terms shall have the meanings assigned below and the terms listed in the chart below shall have the meanings assigned to them in the Section set forth opposite to such term (unless otherwise specified, section references in this Appendix are to Sections of this Agreement):

Term:	Section:
280G Waived Amounts	7.1(c)
AAA	12.11(a)
Acquisition Proposal	6.8
Aggregate Common Equity Amount	2.8(b)
Agreement	Preamble
Appraisal Shares	2.10
Audited Financial Statements	4.9(a)
Base Enterprise Value	2.8(b)
Benefit Plans	4.13(a)
Buyer	Preamble
Buyer Indemnified Parties	10.3
Buyer Non-Governmental Consents	5.5(b)
Buyer Payments	7.1(c)
Buyer Plans	7.1(a)
Buyer Regulatory Approvals	5.5(a)
Cap	10.5(a)(i)
Certificate of Incorporation	2.8(e)(i)
Certificate of Merger	2.3
Claim Notice	10.8(a)
Closing	2.2
Closing Date	2.2
Closing Statement	2.11(a)
Company	Preamble
Company Non-Governmental Consents	4.5(b)
Company Regulatory Approvals	4.5(a)
Company Regulatory Authorizations	4.26(a)
Company Stock	Recitals
Compensatory Payment Schedule	2.8(d)
Conclusive Closing Statement	2.11(c)
Confidential Information	6.5(b)
Continuation Period	7.1(a)
Continuing Employees	7.1(a)
Covered Losses	6.6(c)
Covered Persons	6.6(a)
D&O Insurance	6.6(d)

Deductible Amount	10.5(a)(i)
Delaware Courts	12.9
Direct Claim	10.9
Disputed Items	2.11(b)
Disqualified Individual	7.1(c)
Effective Time	2.3
Employment Agreements	4.13(a)
Environmental Laws	4.20(a)
Escrow Agent	2.12
Escrow Agreement	2.12
Estimated Net Funded Indebtedness	2.8(a)
Estimated Net Working Capital	2.8(a)
Estimated Net Working Capital Deficiency Amount	2.8(a)
Estimated Net Working Capital Excess Amount	2.8(a)
Estimated Transaction Related Expenses	2.8(a)
Final Net Funded Indebtedness	2.11(d)(ii)(D)
Final Net Working Capital Deficiency Amount	2.11(d)(ii)(C)
Final Net Working Capital Excess Amount	2.11(d)(ii)(B)
Final Payment Amount	2.11(d)(ii)(A)
Final Transaction Related Expenses	2.11(d)(ii)(E)
Financial Statements	4.9(a)
Fully Diluted Common Holders	2.8(b)
Fundamental Representations	10.1(a)
Fundamental Representations of Buyer	10.1(b)
General Escrow Account	2.12
General Escrow Account Indemnification Payment	10.10(a)
General Escrow Amount	2.12
Indemnified Party	10.5(b)
Indemnifying Party	10.7
Insurance Policies	4.18
Leased Real Property	4.16(a)
Leases	4.16(a)
Litigation	4.10(a)
Litigations	4.10(a)
Losses	10.6(b)
Material Contracts	4.15(a)
Merger	Recitals
Merger Consideration Adjustment Amount	2.11(d)(ii)
Merger Consideration Amount Surplus	2.11(e)
Merger Consideration Escrow Account	2.12
Merger Consideration Escrow Amount	2.12
Merger Sub	Preamble
Methotraxate	2.13(a)
Methotrexate Milestone Payment	2.13(a)
Methotrexate Milestone Payment Date	2.13(a)
Methotrexate Sales Amount	2.13(a)

Non-Dispute Notice	2.11(e)(i)
Non-Governmental Consents	5.5(b)
Organizational Documents	4.1(b)
Outside Date	11.1(b)
Payoff Amount	9.2(g)
Payoff Letter	9.2(g)
Pension Plan	4.13(d)
Post-Closing Tax Return	8.1(c)
Projections	10.2(c)
Regulatory Approvals	5.5(a)
Reserve Amount	2.8(b)
Resolution Period	2.11(b)
Section 262	2.10
Seller Affiliates	12.16
Seller Dispute Notice	2.11(b)
Stockholder Indemnified Parties	10.4
Stockholders	Recitals
Stockholders’ Representative	Preamble
Subject Party	6.6(c)
Survival Date	10.1(a)
Surviving Corporation	2.1
Tax Claim Notice	8.4
Tax Matter	8.4
Tax Survival Date	10.1(a)
Third-Party Claim	10.8(a)
Top Ten Customers	4.25(a)
Top Ten Suppliers	4.25(b)
Treasury Stock	2.9(b)
Unaudited Financial Statements	4.9(a)

“Accounting Principles” means the principles and calculations set forth on Schedule A.

“Affiliate” means, with respect to any subject Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such subject Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504(a) of the Code (or any similar combined, consolidated, or unitary group defined under state, local or foreign income tax law).

“Agreed Claim” means, collectively, claims for Losses of the nature described in Section 10.11(a)(i) or Section 10.11(a)(ii).

“Ancillary Agreements” shall mean the Escrow Agreement from and after its execution.

“ANDA” shall mean an Abbreviated New Drug Application (as defined in and regulated under the FDCA, as amended, and the rules and regulations promulgated thereunder), including all applications therefor, and all amendments, modifications, supplements and updates to such ANDA.

“Books and Records” means all books, ledgers, files, reports, plans, records, documents, instruments, manuals and other materials (in any form or medium) of, or maintained for, the applicable Person. Unless the express context otherwise requires, the term “Books and Records” means the “Books and Records” of the Company and its Subsidiaries.

“Business Day” means a day other than any day on which banks are authorized or obligated by Law or executive order to close in New York, New York.

“Business Partner” shall mean any Person that manufactures, develops or distributes the Business Products pursuant to any development, commercialization, manufacturing, supply or other collaboration arrangement with the Company or any of its Subsidiaries.

“Business Products” shall mean all products and services currently, or at any time prior to the Closing, manufactured, made, designed, maintained, supported, developed, sold, licensed, marketed, or otherwise distributed or provided by or for the Company or any of its Subsidiaries (including all versions and releases thereof, whether already distributed or provided or under development), together with any related materials, information or data, including, the names, numbers (e.g., part numbers) and packaging associated with such products and services.

“Buyer’s Knowledge” means the actual knowledge, after due inquiry, of any of the following individuals: Rajiv De Silva and Caroline B. Manogue, Esq.

“Closing Date Cash” means the sum of the fair market value (expressed in United States dollars) of all cash, cash equivalents and marketable securities of any kind (including, all cash in bank accounts and cash on hand, restricted cash, cash on deposit, cash deposited with third parties) of the Company and its Subsidiaries as of 11:59 p.m., Eastern time on the Closing Date. Cash or cash equivalents received through 11:59 p.m., Eastern time, on the Closing Date (including cash in transit, such as wires or checks received through 11:59 p.m., Eastern time, on the Closing Date in any bank accounts or lockbox accounts of the Company or any of its Subsidiaries on the Closing Date or otherwise received, or other items otherwise convertible into cash, in each case, through 11:59 p.m., Eastern time, on the Closing Date) shall be included as Closing Date Cash. Such cash to be included in Closing Date Cash shall not include any cash, cash in transit or other items otherwise convertible into cash received by or channeled through accounts of Company or any of its Subsidiaries solely as a result of the transactions contemplated by the Agreement.

“Closing Date Funded Indebtedness” shall mean, without duplication, the obligations of the Company and its Subsidiaries outstanding and unpaid immediately prior to the Closing (excluding any undrawn amounts under credit lines or revolving (or similar) credit facilities, and excluding any indemnification or contingent obligations not then owing) under any Funded Indebtedness.

“Closing Debt to be Discharged” means the Closing Date Funded Indebtedness set forth on Schedule C.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” means the Class A Common Stock of the Company, par value $0.01 per share.

“Common Stock Conversion Amount” means, in respect of each share of Common Stock (or share of Common Stock issuable upon exercise of a Company Stock Option), the quotient obtained by dividing (i) the sum of (x) the Aggregate Common Equity Amount plus (y) the aggregate exercise price of all Company Stock Options with respect to which such payment is required to be made by (ii) the Fully Diluted Share Number.

“Company Charter” means the Fourth Amended and Restated Certificate of Incorporation of the Company, dated January 25, 2013.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned in whole or in part by the Company or any of its Subsidiaries.

“Company Stock Option” means any outstanding stock option granted by the Company pursuant to the Amended 2004 Stock-Based Incentive Plan and the applicable award agreement thereunder or pursuant to any other Benefit Plan or Employment Agreement.

“Company Tax Benefits” means the items (and the amounts thereof (or, to the extent such amounts are not known, good faith estimates of such amounts)) set forth on Schedule D, provided that (i) the amount of any compensation item shall be reduced by the amount of any employer-level Taxes payable by the Company or any of its Subsidiaries in respect of such item and (ii) on or prior to the Closing, the Company establishes through an opinion of counsel or other means reasonably satisfactory to the Buyer (which shall include the judgment, without need for a formal written opinion, of the Company’s regular outside tax return preparers) that there is “more likely than not authority” (within the meaning of Treasury Regulations § 1.6662-4(g)(4)) that each such item in the amount set forth on Schedule D is properly deductible by the Company or its Subsidiaries in taxable periods (or portions thereof) of the Company or its Subsidiaries ending on the Closing Date.

“Compensatory Payment” means any payment made as a result of or in connection with the consummation of the transactions contemplated hereby that is (i) properly treated as a compensation expense of the Company or any of its Subsidiaries for tax purposes and (ii) that is identified as a “Compensatory Payment” (a) on the Compensatory Payment Schedule in accordance with Section 2.8(d), or (b) if such payment is required to be made after the Closing Date, in a written notice (1) that sets forth the Person to whom such Compensatory Payment is to be made and (2) that is provided by the Stockholders’ Representative to the Person otherwise required to make such payment at least two (2) Business Days prior to the date on which such payment is required to be made.

“Competition/Investment Law” means any Law that is designed or intended to prohibit, restrict or regulate foreign investment or mergers or acquisitions, antitrust, monopolization, restraint of trade or competition, including the HSR Act.

“Confidentiality Agreement” means the confidentiality agreement between Endo Pharmaceuticals Inc. and DAVA Pharmaceuticals, Inc., dated November 22, 2013.

“Contract” means any written, or legally binding oral, agreement, contract, lease, sublease, mortgage, deed of trust, indenture, license, note, loan, franchise, option, warrant, purchase order, arrangement, letters of credit, guarantee, commitment or obligation, including all amendments, modifications and supplements.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dollars” or “$” means the lawful currency of the United States of America.

“Employees” means (a) each person who as of immediately prior to the Closing is an active employee of the Company or any of its Subsidiaries, including employees on vacation or on a regularly scheduled day off from work (including for jury service or military service duty); and (b) each employee of the Company or any of its Subsidiaries who is on short-term disability, long-term disability or leave of absence as of immediately prior to the Closing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with the Company would be deemed to be a “single employer” within the meaning of Section 414 of the Code.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the federal Food, Drug and Cosmetic Act of 1938.

“Final Amounts” means collectively, those amounts defined in Sections 2.11(d)(ii)(B)-(D).

“Fundamental Survival Date” means the date that is four (4) years from the Closing Date.

“Funded Indebtedness” means, collectively, with respect to the Company and its Subsidiaries on a consolidated basis, without duplication, the sum of all amounts owing by the Company or any of its Subsidiaries to repay in full amounts due and terminate all obligations (other than indemnity obligations that are not owing or outstanding) with respect to (i) all indebtedness for borrowed money of the Company or any of its Subsidiaries, and all obligations evidenced by bonds, debentures, notes or other similar instruments, (ii) all obligations under acceptance credit, letters of credit or similar facilities, in each case to the extent drawn, (iii) all obligations under capital or direct financing leases and purchase money financing (in each case other than with respect to operating leases, trade payables, accrued expenses, current accounts and obligations incurred in the ordinary course of the applicable Person’s business), (iv) all obligations issued or assumed as the deferred purchase price of, or a contingent payment for, property, assets, services or securities, including any deferred acquisition purchase price (but excluding trade accounts payable arising in the ordinary course of business consistent with past practice), (v) obligations that are secured by any Lien on property owned or acquired, whether or not the obligations secured thereby have been assumed, (vi) all amounts payable to Renovatio Pharma Ltd and Chemo Lifesciences Ltd., (vii) all amounts set forth on Schedule F classified as contingent liabilities on the most recent Financial Statements and (viii) all guarantee or keep well obligations in respect of obligations of the kind referred to in clauses (i) through (vi) above, including, in each case, accrued and unpaid interest on any of the foregoing and any breakage costs, penalties, additional interest, premiums, fees and other costs and expenses associated with prepayment or redemption of any of the foregoing; provided, that, none of the following obligations (nor any guarantee or keep well obligation in respect thereof) or any accrued and unpaid interest on any of the foregoing or any breakage costs, penalties, additional interest, premiums, fees or other costs and expenses associated with the prepayment or redemption of any of the foregoing shall constitute “Funded Indebtedness”: (I) Funded Indebtedness of the Company or any of its Subsidiaries owed to the Company or any of its Subsidiaries, or (II) Funded Indebtedness in the form of customary obligations under indemnification, non-compete, consulting, customary indemnification obligations to purchasers in connection with dispositions or divestitures, or other similar arrangements, in each case that are not incurred in connection with indebtedness for borrowed money; provided, further that for the avoidance of doubt, Funded Indebtedness shall exclude the amount of the Transaction Related Expenses. A schedule of Funded Indebtedness, as of the date hereof, is set forth on Schedule B.

“Fully Diluted Share Number” means the sum of (i) the number of shares of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock to be cancelled pursuant to Section 2.9(b)) and (ii) the number of shares of Common Stock issuable upon the exercise in full of the Company Stock Options outstanding immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“General Survival Date” means the date that is two (2) years from the Closing Date.

“Good Manufacturing Practices” means the then current standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products and components of drug products, as set forth in the FDCA, and applicable regulations and guidance promulgated thereunder, as amended from time to time, and such standards of good manufacturing practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the products of the Company, any Subsidiary of the Company or any Business Partner are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Governmental Authorizations” means all licenses, permits, certificates, grants, franchises, waivers, consents and other similar authorizations or approvals issued by or obtained from a Governmental Entity or any securities exchange.

“Governmental Entity” means any United States or foreign federal, state, provincial or local government or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of any such government or political subdivision, and any supranational organization of sovereign states exercising such functions for such sovereign states.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means all intellectual property rights and rights in confidential information of any kind and description throughout the world, including all U.S. and foreign: (i) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, proprietary rights in trade dress and packaging and other similar designations of source or origin, together with the goodwill associated with any of the foregoing; (ii) copyrights and copyrightable subject matter; (iii) patents, including any extensions, invention disclosures, reexaminations and reissues, divisionals, substitutions, extensions, continuations and continuations-in-part; (iv) proprietary information including information protected by the Uniform Trade Secrets Act or similar legislation and all other confidential information, ideas, know-how, inventions, proprietary processes, and methodologies; and (v) all registrations and applications for any of the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of the Company” means the actual knowledge after due inquiry of any of the individuals set forth in Schedule K.

“Law” means any national, federal, territorial, state, provincial, regional, county, municipal, local or foreign constitution, law, statute, ordinance, rule, regulation, regulatory requirement, code, Order, judgment, injunction, permit, directive, ruling, decree or other requirement enacted, issued, promulgated, enforced or entered by a Governmental Entity or securities exchange.

“Lien” means any charge, mortgage, pledge, security interest, lien, or encumbrance, other than those that customarily arise under securities Laws in private transactions.

“Liens for Borrowed Money” means any Liens in connection with the Closing Debt to be Discharged.

“Limited Transfer Liens” means (a) preemptive rights, subscription rights, transfer restrictions, rights of first refusal or offer, and other similar restrictions set forth in the Organizational Documents of the issuer of the applicable securities; (b) restrictions on sale, transfer, assignment, pledge or hypothecation imposed by applicable securities Laws; and (c) Liens for Borrowed Money.

“Losses” means any damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, awards, interest, penalties, fees, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending any of the foregoing).

“Merger Consideration” means the Base Enterprise Value plus the Methotrexate Milestone Payment (if payable).

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that is materially adverse to the financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (a) any failure by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, or revenue or earnings predictions, provided that the underlying causes of such exceptions shall not be excluded; (b) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement, pendency or consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements (including any disruption in supplier, distributor, partner or similar relationships or any loss of employees) (for the avoidance of doubt, nothing in this clause (b) shall prevent the consequences of any violation of the Company’s representations in Section 4.6 from being considered in the determination of whether a Material Adverse Effect exists); (c) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting (i) the generics pharmaceutical industry or (ii) national economy; (d) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to the forbearance by the Company from taking any action that would be in the ordinary course of business consistent with past practice but is expressly prohibited under this Agreement and is not taken because the Buyer has withheld its consent after such consent was requested in writing by the Stockholders’ Representative (for the avoidance of doubt, nothing in this clause (d) shall excuse the consequences of any violation of the Company’s representations in Section 4.6 from being considered as having a Material Adverse Effect); (e) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in accounting requirements or principles or any change in any Laws, or the interpretation or enforcement thereof; (f) any adverse change, effect, event, occurrence, state of facts or development arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; or (g) any change in political regimes, conditions or climate whether in the United States or any other country or jurisdiction; provided, that the exceptions above shall apply only to the extent such change, effect, event, occurrence, state of facts or development referred to in such exception does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other Persons operating in the industries in which the Company and its Subsidiaries operate. References in this Agreement to Dollar amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality.

“Net Funded Indebtedness” means the amount equal to Closing Date Funded Indebtedness minus Closing Date Cash.

“Net Working Capital” has the meaning set forth in Schedule A.

“Neutral Arbitrator” means BDO USA, LLP or any other independent accounting firm as Buyer and the Stockholders’ Representative may agree.

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Permitted Liens” means (a) Liens that secure obligations reflected as liabilities in any Financial Statements and any other Liens reflected or reserved against or otherwise disclosed in the balance sheet that is a part of the Unaudited Financial Statements, (b) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s Liens or other similar Liens arising or incurred in the ordinary course of business, (c) Liens for Taxes, assessments and other governmental charges not yet due and payable or being contested in good faith by appropriate Litigations for which adequate reserves have been established in accordance with GAAP, (d) Liens created by this Agreement or any of the Ancillary Agreements, or in connection with the transactions contemplated hereby by Buyer, (e) Limited Transfer Liens, and any other Liens on assets that do not, individually or in the aggregate, materially affect the value of, or materially impair the existing use of, such asset in the ordinary course of business consistent with past practices of the Company or any of its Subsidiaries.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Pre-Closing Tax Period” means (a) any taxable period ending on or prior to the Closing Date and (b) in the case of a Straddle Period, the portion of such period up to and including the Closing Date.

“Preferred Stock” means the preferred stock of the Company, par value of $0.01 per share.

“Regulatory Authority” shall mean the FDA or any counterparty of the FDA outside the United States (e.g. the European Medicines Agency), or any other supranational (e.g., the European Commission, the European Chemicals Agency, the Counsel of the European Union or the European Agency for the Evaluation of Medical Products), national, regional, federal, state, provincial or local regulatory agency department, bureau, commission, counsel or other Governmental Entity, regulating or otherwise exercising authority over the research, development, clinical testing, manufacture, distribution, import, export, marketing, storage, transportation, use or sale of the products of the Company.

“Regulatory Authorizations” shall mean all pending or complete approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority.

“Representative” or “Representatives” means, with respect to a particular Person, any director, member, limited or general partner, equity holder, officer, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors.

“Stockholder Consent” means an irrevocable stockholder written consent, the form of which is attached hereto as Exhibit B.

“Stockholders Agreement” means the Stockholders Agreement, dated as of July 28, 2004, by and among the Company and the other parties thereto, as amended and supplemented by the Amendment and Joinder to Stockholders’ Agreement dated July 21, 2006, and the Second Amendment and Joinder to the Stockholders’ Agreement dated December 22, 2008.

“Stockholder’s Knowledge” means the actual knowledge after due inquiry of a Stockholder.

“Stockholder Indemnifiable Losses” mean Losses resulting from a breach of a Fundamental Representation under Section 10.3, Losses in respect of Appraisal Shares which are indemnifiable under Section 10.3(d), Losses in respect of Schedule F liabilities which are indemnifiable under Section 10.3(e) and Losses in respect of claims pursuant to Article X for fraud by the Stockholders.

“Stockholder Tax Indemnity” shall mean the Stockholder tax indemnification obligations under Section 8.3.

“Straddle Period” means a taxable period which includes but does not end on the Closing Date.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interests thereof having the power to govern or elect members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof; and the term “Subsidiary” with respect to any Person shall include all subsidiaries of each subsidiary of such Person.

“Tax Returns” means any and all returns, amended returns, declarations, claims for refund, information returns or statements, reports, and forms relating to Taxes filed or required to be filed with any Taxing Authority (including any schedule or attachment thereto), including any amendment thereof and any copy thereof required by Law to be maintained or provided to other Persons.

“Taxes” means any taxes of any kind, including but not limited to any and all federal, state, local and foreign income, gross receipts, margin, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, branch, profits, license, withholding, payroll, social security, unemployment, disability, ad valorem, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other similar taxes, duties or imposts, (in each case, together with any and all penalties and additions to tax or additional amounts imposed with respect thereto or with respect to any obligation to file a Tax Return, and any interest on any of the foregoing) imposed by any Governmental Authority.

“Taxing Authority” means any Governmental Entity responsible for the imposition of any Tax (foreign or domestic).

“Transaction Related Expenses” means (i) all costs, fees and expenses incurred by the Company in connection with the arrangements entered into by the Company prior to the Closing that are related to this Agreement, (including the Merger), including investment banking, attorney and other professional fees; (ii) any stay, retention, and other similar bonuses, other than (a) any such bonuses implemented by the buyer, and (b) compensation payable solely upon the consummation of the transactions contemplated by this Agreement and (iii) any severance, termination and other payments payable by the Company or any of its Subsidiaries to the individuals set forth on Schedule T in connection with the Closing or transactions contemplated hereby and any taxes or other liabilities of the Company or its Subsidiaries incurred in connection with the payment thereof, in the case of clauses (i), (ii) and (iii) to the extent not paid by the Company prior to the Closing Date; provided, that for the avoidance of doubt, Transaction Related Expenses shall exclude the amount of the (a) Funded Indebtedness and (b) any amounts paid by the Company prior to the Closing Date in respect of the items (i)-(iii).

“Transfer Taxes” means all local, foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the execution of this Agreement or the Ancillary Agreements, together with any inflation adjustment, interest, additions or penalties with respect thereto.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local Law requiring notice to employees in the event of a plant closing or layoff.

EXHIBIT A

Certificate of Incorporation for the Surviving Corporation

EXHIBIT B

Form of Irrevocable Stockholder Consent

EXHIBIT C

Form of Non-Compete Agreement for the Chairman

EXHIBIT D

Form of Non-Compete Agreement for the Chief Operating Officer